     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1996


                                                       REGISTRATION NO. 333-3954
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              IMC MORTGAGE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                  FLORIDA                                    6162                        59-3350574
        (STATE OR OTHER JURISDICTION             (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
     OF INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                           3450 BUSCHWOOD PARK DRIVE
                              TAMPA, FLORIDA 33618
                                 (813) 932-2211
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                GEORGE NICHOLAS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              IMC MORTGAGE COMPANY
                           3450 BUSCHWOOD PARK DRIVE
                              TAMPA, FLORIDA 33618
                                 (813) 932-2211
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

     COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

                        MARK R. BAKER, ESQ.                                               STEVEN R. FINLEY, ESQ.
                       MARK W. LORIMER, ESQ.                                             SEAN P. GRIFFITHS, ESQ.
                          DEWEY BALLANTINE                                             GIBSON, DUNN & CRUTCHER LLP
                    1301 AVENUE OF THE AMERICAS                                              200 PARK AVENUE
                      NEW YORK, NEW YORK 10019                                           NEW YORK, NEW YORK 10166
                           (212) 259-8000                                                     (212) 351-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]_________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]_________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

________________________________________________________________________________

                              IMC MORTGAGE COMPANY

                             CROSS-REFERENCE SHEET

  PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS OF FORM S-1

                  FORM S-1 ITEM NUMBER AND HEADING                          LOCATION IN THE PROSPECTUS
      ---------------------------------------------------------  ------------------------------------------------
 1.   Forepart of the Registration Statement and Outside Front
        Cover Page of Prospectus...............................  Outside Front Cover Page
 2.   Inside Front and Outside Back Cover Pages of
        Prospectus.............................................  Inside Front and Outside Back Cover Pages
 3.   Summary Information, Risk Factors and Ratio of Earnings
        to Fixed Charges.......................................  Prospectus Summary; Business; Risk Factors
 4.   Use of Proceeds..........................................  Outside Front Cover Page; Prospectus Summary;
                                                                   Use of Proceeds
 5.   Determination of Offering Price..........................  Underwriting
 6.   Dilution.................................................  Dilution
 7.   Selling Security Holders.................................  Not Applicable
 8.   Plan of Distribution.....................................  Outside Front Cover Page; Underwriting
 9.   Description of Securities To Be Registered...............  Description of Capital Stock
10.   Interests of Named Experts and Counsel...................  Not Applicable
11.   Information With Respect to the Registrant:
       (a)  Description of Business............................  Prospectus Summary; Recent Events; Business
       (b)  Description of Property............................  Business -- Property
       (c)  Legal Proceedings..................................  Business -- Legal Proceedings
       (d)  Market Price of and Dividends on the Registrant's
            Common Equity and Related Stockholder Matters......  Outside Front Cover Page; The Reorganization
                                                                   Plan; Dividend Policy; Selected Consolidated
                                                                   Financial Data; Description of Capital Stock;
                                                                   Shares Eligible for Future Sale; Available
                                                                   Information
       (e)  Financial Statements...............................  Consolidated Financial Statements
       (f)  Selected Financial Data............................  Selected Consolidated Financial Data
       (g)  Supplementary Financial Information................  Not Applicable
       (h)  Management's Discussion and Analysis of Financial
            Condition and Results of Operations................  Management's Discussion and Analysis of
                                                                   Financial Condition and Results of Operations
       (i)  Changes in and Disagreements with Accountants on
            Accounting and Financial Disclosure................  Management's Discussion and Analysis of
                                                                   Financial Condition and Results of Operations
       (j)  Directors and Executive Officers...................  Management
       (k)  Executive Compensation.............................  Management
       (l)  Security Ownership of Certain Beneficial Owners and
            Management.........................................  Principal Stockholders
       (m)  Certain Relationships and Related Transactions.....  Certain Relationships and Related Transactions;
                                                                   Certain Accounting Considerations Relating to
                                                                   The Conti VSA
12.   Disclosure of Commission Position on Indemnification for
        Securities Act Liabilities.............................  Not Applicable

PROSPECTUS


                                3,100,000 SHARES

                              IMC MORTGAGE COMPANY
                                  COMMON STOCK

[LOGO]

                         ------------------------------

     The 3,100,000 shares of common stock (the 'Common Stock') offered hereby (the 'Public Offering') are being offered and sold by IMC Mortgage Company ('IMC' or the 'Company'). Prior to the Public Offering, there has been no public market for the Common Stock. See 'Underwriting' for a discussion of the factors considered in determining the initial public offering price.



     At the request of the Company, the Underwriters have reserved up to 310,000 shares of Common Stock for sale at the initial public offering price to certain employees, Industry Partners (as defined herein) and their affiliates (the 'Directed Share Program'). The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any such reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered thereby.



     The Common Stock has been approved for listing on The Nasdaq National Market ('Nasdaq') under the symbol IMCC.

                         ------------------------------

     SEE 'RISK FACTORS' ON PAGES 8 THROUGH 15 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                         ------------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR  ANY STATE  SECURITIES COMMISSION,  NOR HAS  THE
      SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE  SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

THE ATTORNEY GENERAL  OF THE STATE  OF NEW YORK  HAS NOT PASSED  ON OR  ENDORSED
    THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                                                 PRICE TO                UNDERWRITING              PROCEEDS TO
                                                  PUBLIC                 DISCOUNT (1)              COMPANY (2)
Per Share..............................           $18.00                    $1.26                     $16.74
Total (3)..............................        $55,800,000                $3,906,000               $51,894,000


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act'). See 'Underwriting.'
(2) Before deducting estimated expenses of $1,000,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 465,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public will be $64,170,000, Underwriting Discount will be $4,491,900 and Proceeds to Company will be $59,678,100. See 'Underwriting.'



                         ------------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made on or about June 28, 1996 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.



BEAR, STEARNS & CO. INC.                                 OPPENHEIMER & CO., INC.


                                 JUNE 25, 1996

                      HEADQUARTERS, FULL SERVICE, AND RETAIL LOCATIONS


                          [MAP OF THE UNITED STATES OF AMERICA]



Headquarters      Tampa, FL

Top Ten States    Maryland, New York, New Jersey, Michigan, Florida, Ohio, Pennsylvania, Virginia, Georgia, District of Columbia

Full Service      Cincinnati, OH; Ft. Washington, PA; Cherry Hill, NJ; Lincoln, RI

Retail            Atlanta, GA; Englewood, CO; W. Des Moines, IA; St. Louis, MO; Brookfield, WI; Phoenix, AZ; Jacksonville, FL;
                  Roselle, IL; Bellevue, WA.



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The Company was formerly known as IMC Acquisitions, Inc., a Florida corporation ('IMC Acquisitions'), and is a wholly-owned subsidiary of Industry Mortgage Company, LP, a Delaware limited partnership (the 'Partnership'). In connection with the Public Offering, the Partnership became a subsidiary of the Company, pursuant to a plan in which the Partnership retained all of its assets, operations and liabilities (the 'Reorganization Plan'). See 'The Reorganization Plan.' This Prospectus gives effect to the Reorganization Plan and, unless the context otherwise requires, the terms the 'Company' and 'IMC' refer to IMC Mortgage Company, its subsidiaries and their respective operations, and include the Partnership. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus.


                                  THE COMPANY

     Overview. IMC is a specialized consumer finance company engaged in purchasing, originating, servicing and selling home equity loans secured primarily by first liens on one- to four-family residential properties. The Company focuses on lending to individuals whose borrowing needs are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles and other factors. Loan proceeds typically are used by the Company's borrowers for a variety of purposes such as to consolidate debt, to finance home improvements and to pay educational expenses. By focusing on individuals with impaired credit profiles and by providing prompt responses to their borrowing requests, the Company has been able to charge higher interest rates for its loan products than typically are charged by conventional mortgage lenders.

     IMC was formed in 1993 by a team of executives experienced in the non-conforming home equity loan industry. IMC was originally structured as a partnership, with the limited partners consisting of correspondents and other originators of home equity loans (the 'Industry Partners') and certain members of management. The original Industry Partners included: American Industrial Loan Association; Champion Mortgage Co. Inc.; Cityscape Corp.; Equitysafe, a Rhode Island General Partnership; Investors Mortgage, a Washington LP; Mortgage America Inc.; Residential Money Centers; First Government Mortgage and Investors Corp.; Investaid Corp.; and New Jersey Mortgage and Investment Corp. TMS Mortgage Inc., a wholly-owned subsidiary of The Money Store Inc., ('The Money Store') and Equity Mortgage, a Maryland LP, became Industry Partners in 1994. Branchview, Inc. became an Industry Partner in 1995.

     IMC purchases and originates home equity loans through a diversified network of 248 correspondents, which includes the Industry Partners, and 1,348 mortgage loan brokers and, to a lesser extent, on a retail basis through its recently initiated direct consumer lending effort. Since its inception in August, 1993, IMC has experienced considerable growth in loan production, with total purchases and originations of $29.6 million, $282.9 million, $621.6 million and $264.0 million in 1993, 1994, 1995 and the first three months of 1996, respectively. IMC's network of correspondents accounted for 82.5%, 87.5% and 89.6% of IMC's loan production in 1994, 1995 and the first three months of 1996, respectively, with the largest correspondent contributing 7.1%, 9.7% and 9.5% of total loan production in such periods. Through its network of approved mortgage brokers, IMC generated 17.5%, 10.7% and 8.0% of its loan production in 1994, 1995 and the first three months of 1996, respectively. IMC's direct consumer lending effort contributed approximately 1.8% and 2.4% of loan production in 1995 and the first three months of 1996. IMC is seeking to expand its direct consumer lending by opening branch offices and expanding its use of advertising, direct mail and other marketing strategies.

     The Industry Partners are currently required to sell to IMC, under market terms and conditions, an aggregate of $102.0 million, on average, of home equity loans per year. IMC has consistently purchased loan production from the Industry Partners in excess of such aggregate annual commitment. Concurrent with the Public Offering, the majority of the Industry Partners have agreed to increase their annual loan sale commitment, or the economic equivalent, to an aggregate of $162.0 million. See 'Certain Relationships and Related Transactions.'

     IMC sells its loans through securitizations, which involve the private placement or public offering of asset-backed securities, and whole loan sales, which involve selling blocks of loans to institutional purchasers. Whole loan sales have declined from 100% of total loan sales in 1993 (prior to IMC's first securitization of its loans) to 15.3% of total loan sales in 1995. Each of IMC's securitizations has been credit-enhanced by an insurance policy provided through a monoline insurance company to receive ratings of Aaa from Moody's Investors Service, Inc. ('Moody's') and AAA from Standard & Poor's Ratings Group ('Standard & Poor's'). Through April 30, 1996, IMC had completed six real estate mortgage investment conduit ('REMIC') securitizations totalling $845.0 million. As of December 31, 1995 and March 31, 1996, IMC had a servicing portfolio of $535.8 million and $783.4 million, respectively.


     IMC has maintained a financing and investment banking relationship with ContiFinancial Corporation and its subsidiaries and affiliates ('ContiFinancial') since 1993. As part of this relationship, ContiFinancial has provided warehouse and revolving credit facilities to IMC and acted as placement agent and underwriter of its securitizations. In addition, as part of its cash flow management strategy, the securitizations were structured so that ContiFinancial received, in exchange for cash, a portion of the residual interest in such securitizations. These transactions reduced IMC's gain on sale of loans by approximately $0.6 million in 1994, $5.5 million in 1995 and $2.8 million during the first three months of 1996. ContiFinancial also has an option which, prior to the completion of the Public Offering, was converted into a warrant to purchase 1.5 million shares of Common Stock (subject to certain adjustments) for a de minimis amount (the 'Conti Option').


     Loan purchases and originations increased 119.7% from $282.9 million in 1994 to $621.6 million in 1995, and the Company's servicing portfolio increased 482.4% from $92.0 million to $535.8 million. During this same period, the Company's total revenues increased 94.9% from $10.1 million to $19.7 million, pro forma net income increased 117.3% from $1.9 million to $4.0 million and pre-tax income before the partnership equity value sharing arrangement with ContiFinancial (the 'Conti VSA') increased 127.4% from $4.7 million to $10.8 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of
Proportionate Value of Equity' and Note 4 to Notes to Consolidated Financial Statements.

     Business Strategy. IMC is following these strategies for expansion: (i) increasing the number of correspondents and brokers in its networks and increasing the amount of loans purchased or originated from correspondents (including the Industry Partners) and brokers; (ii) expanding its direct consumer lending; (iii) acquiring additional loan production capability through acquisitions of correspondents; (iv) generating loan production in the home equity market in the United Kingdom ('UK'); and (v) broadening its product offerings. See 'Business -- Business Strategy.'

     Recent Securitization. In April, 1996, the Company completed its sixth securitization in the aggregate amount of $200.0 million. The securities sold in the securitization were rated AAA/Aaa and were sold in a public offering. As part of its cash flow management strategy, this securitization was structured so that ContiFinancial received, in exchange for cash, 25% of the residual interests of such securitization. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

                                  RISK FACTORS


     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the factors set forth in 'Risk Factors.' Such risks include, among others, effect of adverse economic conditions, interest rate risk, dependence on funding sources, liquidity-negative cash flow, valuation and potential impairment of interest-only and residual certificates, dependence on securitizations, dependence on credit enhancement, limited operating history, recent expansion and competition.

                                  THE OFFERING


Common Stock offered by the Company..........  3,100,000 shares
Common Stock to be outstanding after the
  Public Offering............................  11,065,092 shares
Use of proceeds..............................  For general corporate purposes, including the repayment of certain indebtedness of approximately $22.9 million, the funding of loan purchases and originations, the  funding of future  acquisitions and  the expansion of its  direct lending branch office network.
                                                 See 'Use of Proceeds.'
Approved Nasdaq symbol.......................  IMCC



                            ------------------------
     Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option (see 'Underwriting'), (ii) regarding outstanding shares excludes: (a) 107,527 shares of Common Stock reserved for issuance upon the conversion of a convertible secured debenture (the 'Rotch Debenture') due September 18, 1996 held by Rotch Property Group Limited ('Rotch'), (b) 325,323 shares of Common Stock reserved for issuance upon exercise of outstanding options, and (c) 141,666 shares of Common Stock reserved for issuance when and if earned under the contingent payout arrangement with respect to IMC's acquisition (the 'Equitystars Acquisition') of the assets of Mortgage Central Corp. ('Equitystars') and (iii) regarding outstanding shares includes: (a) 119,833 shares of Common Stock reserved for issuance upon conversion of the Company's Series A Voting Convertible Preferred Stock (the 'Convertible Preferred Stock') issued pursuant to the Equitystars Acquisition, (b) 345,259 shares of Common Stock reserved for issuance upon exercise of outstanding options and (c) 1,500,000 shares of Common Stock reserved for issuance upon exercise of the warrant (the 'Conti Warrant') issued to ContiFinancial upon the conversion of the Conti Option. See 'The Reorganization Plan,' 'Certain Relationships and Related
Transactions -- Agreements with ContiFinancial -- Conti Warrant' and 'Management -- Stock Option Plans.'

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The historical and pro forma data reflect the exchange of all of the partnership interests in the Partnership for shares of Common Stock as described in the Reorganization Plan, giving effect to such exchange as if it had occurred at the inception of the Partnership.

                                                    PERIOD                                              THREE MONTHS
                                                FROM INCEPTION                                              ENDED
                                               (AUGUST 12, 1993)    YEAR ENDED DECEMBER 31,               MARCH 31,
                                                    THROUGH        -------------------------   -------------------------------
                                               DECEMBER 31, 1993      1994          1995            1995             1996
                                               -----------------   ----------    -----------   --------------   --------------
STATEMENT OF OPERATIONS DATA:
Revenues:
    Gain on sale of loans(1).................       $438,774       $8,583,277    $20,680,848     $3,297,408       $10,875,466
    Additional securitization transaction
      expense(2).............................              0         (560,137)    (5,547,037)      (254,507)       (2,828,591)
                                               -----------------   ----------    -----------   --------------   --------------
        Gain on sale of loans, net...........        438,774        8,023,140     15,133,811      3,042,901         8,046,875
                                               -----------------   ----------    -----------   --------------   --------------
    Warehouse interest income................         97,159        2,510,062      7,884,679      1,090,933         5,160,943
    Warehouse interest expense...............        (50,709)      (1,610,870)    (6,006,919)    (1,019,643)       (3,375,244)
                                               -----------------   ----------    -----------   --------------   --------------
        Net warehouse interest income........         46,450          899,192      1,877,760         71,290         1,785,699
                                               -----------------   ----------    -----------   --------------   --------------
    Servicing fees...........................              0           99,224      1,543,339        109,167           995,439
    Other....................................         28,235        1,072,855      1,117,903        208,243           628,536
                                               -----------------   ----------    -----------   --------------   --------------
        Total servicing fees and other.......         28,235        1,172,079      2,661,242        317,410         1,623,975
                                               -----------------   ----------    -----------   --------------   --------------
            Total revenues...................        513,459       10,094,411     19,672,813      3,431,601        11,456,549
                                               -----------------   ----------    -----------   --------------   --------------
Expenses:
    Compensation and benefits................        507,904        3,348,236      5,139,386      1,021,815         3,666,685
    Selling, general and administrative
      expenses...............................        355,526        2,000,401      3,477,677        553,910         2,240,856
    Other....................................              0           14,143        297,743         16,084           342,534
    Sharing of proportionate value of
      equity(3)..............................              0        1,689,000      4,204,000        718,952         2,555,000
                                               -----------------   ----------    -----------   --------------   --------------
        Total expenses.......................        863,430        7,051,780     13,118,806      2,310,761         8,805,075
                                               -----------------   ----------    -----------   --------------   --------------
    Pre-tax income (loss)....................       (349,971)       3,042,631      6,554,007      1,120,840         2,651,474
    Pro forma provision (benefit) for income
      taxes..................................       (134,000)       1,187,000      2,522,000        431,299         1,026,000
                                               -----------------   ----------    -----------   --------------   --------------
    Pro forma net income (loss)..............      $(215,971)      $1,855,631     $4,032,007       $689,541        $1,625,474
                                               -----------------   ----------    -----------   --------------   --------------
                                               -----------------   ----------    -----------   --------------   --------------
Pro forma per share data:
    Pro forma net income per share:
        Primary..............................                                          $0.51                            $0.20
        Fully diluted........................                                          $0.51                            $0.20
    Weighted average common and common share
      equivalents:
        Primary..............................                                      7,935,752                        7,935,752
        Fully diluted........................                                      7,935,752                        8,304,778

                                                                                                       MARCH 31, 1996
                                                               DECEMBER 31,                    -------------------------------
                                              ----------------------------------------------                          AS
                                                    1993             1994           1995           ACTUAL        ADJUSTED(4)
                                              -----------------   -----------   ------------   --------------   --------------
BALANCE SHEET DATA:
    Mortgage loans held for sale............     $ 7,971,990      $28,995,750   $193,002,835    $257,458,182     $257,458,182
    Interest-only and residual
      certificates..........................               0        3,403,730     14,072,771      22,905,311       22,905,311
    Warehouse finance facilities............       7,212,915       27,731,859    189,819,046     261,417,193      220,467,956
    Term debt...............................               0                0     11,120,642      21,879,297       17,879,297
    Convertible debenture...................               0                0              0       1,800,000                0
    Stockholders' equity(5).................       1,449,092        5,856,011      5,608,844      12,122,435       72,245,170
    Total assets(5).........................       8,861,144       36,641,991    354,551,434     525,200,197      532,422,932

                                                          PERIOD
                                                      FROM INCEPTION         YEAR ENDED              THREE MONTHS ENDED
                                                     (AUGUST 12, 1993)      DECEMBER 31,                  MARCH 31,
                                                          THROUGH        -------------------   -------------------------------
                                                     DECEMBER 31, 1993     1994       1995          1995             1996
                                                     -----------------   --------   --------   --------------   --------------
OPERATING DATA (DOLLARS IN THOUSANDS):
    Loans purchased or originated..................         $29,608      $282,924   $621,629      $119,385         $263,987
    Loans sold through securitization..............               0        81,637    388,363        74,782          175,000
    Whole loan sales...............................          21,636       180,263     70,400        20,765           21,272
    Serviced loan portfolio (period end)...........               0        92,003    535,798       166,914          783,367
DELINQUENCY DATA:
    Total delinquencies as a percentage of loans
      serviced (period end)(6).....................            0.00%         0.87%      3.43%         1.32%            2.31%
    Defaults as a percentage of loans serviced
      (period end)(7)..............................            0.00          0.12       1.16          0.12             1.40
    Net losses as a percentage of average loans
      serviced for period..........................            0.00          0.00       0.09          0.01             0.01

                                                                                 THREE MONTHS ENDED
                                                       -----------------------------------------------------------------------
                                                       MARCH 31, 1995   JUNE 30, 1995   SEPTEMBER 30, 1995   DECEMBER 31, 1995
                                                       --------------   -------------   ------------------   -----------------
STATEMENT OF OPERATIONS DATA:
Revenues:
    Gain on sale of loans(1).........................     $3,297,408      $2,823,232         $7,303,333          $7,256,875
    Additional securitization transaction
      expense(2).....................................       (254,507)       (176,860)        (2,424,000)         (2,691,670)
                                                       --------------   -------------   ------------------   -----------------
        Gain on sale of loans, net...................      3,042,901       2,646,372          4,879,333           4,565,205
                                                       --------------   -------------   ------------------   -----------------
    Warehouse interest income........................      1,090,933       1,703,094          2,430,904           2,659,748
    Warehouse interest expense.......................     (1,019,643)     (1,192,707)        (1,814,957)         (1,979,612)
                                                       --------------   -------------   ------------------   -----------------
        Net warehouse interest income................         71,290         510,387            615,947             680,136
                                                       --------------   -------------   ------------------   -----------------
    Servicing fees...................................        109,167         322,564            423,476             688,132
    Other............................................        208,243         272,773            307,425             329,462
                                                       --------------   -------------   ------------------   -----------------
        Total revenues...............................      3,431,601       3,752,096          6,226,181           6,262,935
                                                       --------------   -------------   ------------------   -----------------
Expenses:
    Compensation and benefits........................      1,021,815       1,263,021          1,364,344           1,490,206
    Selling, general and administrative expenses.....        553,910         662,627            940,033           1,321,107
    Other............................................         16,084          92,540             31,028             158,091
    Sharing of proportionate value of equity(3)......        718,952         677,575          1,520,433           1,287,040
                                                       --------------   -------------   ------------------   -----------------
        Total expenses...............................      2,310,761       2,695,763          3,855,838           4,256,444
                                                       --------------   -------------   ------------------   -----------------
    Pre-tax income...................................      1,120,840       1,056,333          2,370,343           2,006,491
    Pro forma provision for income taxes.............        431,299         406,477            912,108             772,116
                                                       --------------   -------------   ------------------   -----------------
Pro forma net income.................................       $689,541        $649,856         $1,458,235          $1,234,375
                                                       --------------   -------------   ------------------   -----------------
                                                       --------------   -------------   ------------------   -----------------
Pro forma per share data:
    Pro forma net income per share...................          $0.09           $0.08              $0.18               $0.16
    Weighted average common and common share
      equivalents....................................      7,935,752       7,935,752          7,935,752           7,935,752

OPERATING DATA (DOLLARS IN THOUSANDS):
    Loans purchased or originated....................       $119,385        $124,667           $154,990            $222,587
    Loans sold through securitization................         74,782          43,581            120,000             150,000
    Whole loan sales.................................         20,765          31,763              8,224               9,648
    Serviced loan portfolio (period end).............        166,914         271,522            355,374             535,798
DELINQUENCY DATA:
    Total delinquencies as a percentage of loans
      serviced (period end)(6).......................           1.32%           1.09%              2.42%               3.43%
    Defaults as a percentage of loans serviced
      (period end)(7)................................           0.12            0.45               0.98                1.16
    Net losses as a percentage of average loans
      serviced for period............................           0.01            0.00               0.03                0.04

- ------------

(1) Includes interest-only and residual certificates received by ContiFinancial in connection with IMC's agreement with ContiFinancial. See 'Business -- Loans -- Loan Sales -- Securitizations' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'


(2) In 1994 and 1995 and the three months ended March 31, 1996, ContiFinancial received interest-only and residual certificates with estimated values of $3.0 million, $25.1 million and $9.5 million in exchange for $2.1 million, $18.4 million and $6.2 million, respectively. In addition, ContiFinancial paid IMC $0.4 million, $1.1 million and $0.5 million in 1994, 1995 and the three months ended March 31, 1996, respectively, in expenses related to securitizations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'


(3) Reflects expenses recorded in connection with the Conti VSA which was superseded by the Conti Option in March, 1996. The Company's pre-tax income before the Conti VSA for 1994 and 1995 and the three months ended March 31, 1996 was $4.7 million, $10.8 million and $5.2 million, respectively. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 4 to Notes to Consolidated Financial Statements.


(4) Adjusted to give effect to the sale of 3,100,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'


(5) Total assets and Stockholders' equity include the effect of recording a deferred tax asset of $5.6 million in connection with the conversion from a partnership to a taxable corporation.

(6) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure, bankruptcy or real estate owned.

(7) Represents the percentages of account balances on loans in foreclosure, bankruptcy or real estate owned.

                                  RISK FACTORS

     Before purchasing the shares of Common Stock offered hereby, a prospective investor should carefully consider the factors set forth below as well as the other information set forth elsewhere in this Prospectus.

EFFECT OF ADVERSE ECONOMIC CONDITIONS

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions.

INTEREST RATE RISK

     Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on its loans and the costs of borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to purchase and originate loans and would reduce the value of loans held for sale and the interest rate differential between newly originated loans and the pass-through rate on loans that are securitized. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent excess servicing spread has been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such excess servicing spread, adversely impacting earnings.

     Fluctuating interest rates also may affect the net interest income earned by the Company, resulting from the difference between the yield to the Company on loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse facilities. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company have long-term rates, while the senior interests in the related REMIC trusts are priced on the basis of intermediate rates. While the Company monitors the interest rate environment and employs a hedging strategy designed to mitigate the impact of changes in interest rates, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates.

DEPENDENCE ON FUNDING SOURCES

     The Company funds substantially all of the loans which it purchases and originates through borrowings under warehouse facilities, secured by pledges of its loans, through repurchase agreements and through internally generated funds. These borrowings are in turn repaid with the proceeds received by the Company from selling such loans either through securitizations or whole loan sales. The Company is dependent upon a few lenders to provide the primary credit facilities for its loan purchases and originations. Any failure to renew or obtain adequate funding under these warehouse facilities or other financings, or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's operations. To the extent that the Company is not successful in maintaining or replacing existing financing, it would not be able to hold a large volume of loans pending
securitization  and  therefore  would  have  to  curtail  its  loan   production
activities or sell loans either through whole loan sales or in smaller securitizations, thereby having a material adverse effect on the Company's results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

     The Company has relied upon a Standby Agreement (the 'Standby Agreement') with ContiFinancial and its interest-only and residual certificate sharing arrangements with ContiFinancial and its affiliates to fund the tax consequences of the recognition of the securitization gain on sale and other working capital needs prior to receipt of any cash flow from the residual interests and interest-only ('I/O') classes in its securitizations. ContiFinancial has agreed to lend the Company an additional $10.0 million (the 'Additional Draw') under the Standby Agreement, which must be repaid with a portion of the net proceeds from the Public Offering. The Company has borrowed the full $25.0 million available under the Standby Agreement and the Additional Draw. The Standby Agreement expires on January 12, 2000. If ContiFinancial fails to renew the Standby Agreement in 2000, and the Company is unable to find similar alternative financing, the Company's growth and profitability will be adversely affected. ContiFinancial has not agreed to increase the Standby Agreement beyond the Additional Draw. If the Company is unable to secure funding or financing for the tax consequences of its future securitizations, it may be forced to either curtail its growth, or seek out increased or additional I/O and residual certificate sharing arrangements, either of which would have an adverse impact on its future profitability.


     In connection with the Company's prefunding commitments in its securitization transactions, investors deposit in cash a prefunded amount into the related trust to purchase the loans the Company commits to sell on a forward basis. This prefunded amount is invested pending use in short-term obligations which pay a lower interest rate than the interest rate the trust is obligated to pay the certificate investors on the outstanding balance of the prefunded amount. The Company is required to deposit at the closing of the related transaction an amount sufficient to make up the difference between these rates. If the Company were unable to make such deposits, it would be unable to access the prefunding mechanism, which could result in less efficient execution of the Company's securitizations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

LIQUIDITY -- NEGATIVE CASH FLOW

     As a result of its increased volume of loan purchases and originations and its growing use of securitizations, the Company has operated since November, 1994, and expects to continue to operate, on a negative cash flow basis. Prior to the Company's first securitization in November, 1994, the Company sold loans primarily through whole loan sales which generate immediate cash flow on the date of sale. During 1995 and the three months ending March 31, 1996, the Company operated on a negative cash flow basis using $165.3 million and $78.7 million, respectively, more in operations than was generated, due primarily to an increase in mortgages purchased and originated and the Company's sale of loans through securitizations. In securitizations, the Company recognizes a gain on sale of the loans securitized upon the closing of the securitization and the delivery of the loans, but does not receive the cash representing such gain until it receives the excess servicing spread, which is payable over the actual life of the loans securitized. The Company incurs significant expenses in connection with securitizations and incurs tax liabilities as a result of the gain on sale. The Company must maintain short- and long-term external sources of cash to fund its operations and therefore must maintain warehouse lines of credit and other external funding sources. If the capital sources of the Company were to decrease significantly, the rate of growth of the Company would be negatively affected.

     The documents governing the Company's securitizations require the Company to build over-collateralization levels through retention within each securitization trust of excess servicing distributions and application thereof to reduce the principal balances of the senior interests issued by the related trust. This retention causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the outstanding investor certificates. Such over-collateralization amounts serve as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent excess servicing distributions are required to be retained or applied to reduce principal from time to time. Such retained amounts are pre-determined by the entity issuing the guarantee of the related senior interests and are a condition to obtaining an AAA/Aaa rating thereon. In addition, such retention delays cash distributions that otherwise would flow to the Company through its retained interest in the transaction, thereby slowing the flow of cash to the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

VALUATION AND POTENTIAL IMPAIRMENT OF INTEREST-ONLY AND RESIDUAL CERTIFICATES

     At March 31, 1996, the Company's balance sheet reflected investment in I/O and residual classes of certificates of approximately $22.9 million. The Company derives a significant portion of its income by recognizing gains upon the sale of loans through securitizations due to the excess servicing spread associated with such loans recorded at the time of sale. If the Company's assumptions used in deriving the value of I/O and residual certificates differ from the actual results, there can be a material adverse impact on the Company's financial condition and results of operations. The principal assumptions relate to prepayment speeds, discount rates and anticipated credit losses. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Accounting Considerations -- Interest-only and Residual Certificates.'

     Higher than anticipated rates of loan prepayments or losses would require the Company to write down the value of the I/O and residual certificates, adversely impacting earnings. Similarly, if delinquencies or liquidations were to be greater than were initially assumed, the I/O and residual certificates could be impaired, which would have an adverse effect on income in the period of such adjustment. To the Company's knowledge, there is no liquid market for the sale of I/O and residual classes of certificates. No assurance can be given that this asset could in fact be sold at its stated value on the balance sheet, if at all. See ' -- Contingent Risks.'

DEPENDENCE ON SECURITIZATIONS

     Since its first securitization in November, 1994, the Company has pooled and sold through securitizations an increasing percentage of the loans that it purchases or originates. Adverse changes in the securitization market could impair the Company's ability to purchase, originate and sell loans through securitizations on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, the Company's quarterly operating results can fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, the Company's results of operations may be adversely affected for that period.

DEPENDENCE ON CREDIT ENHANCEMENT

     In addition, in order to gain access to the securitization market, the Company has relied on credit enhancements provided by a monoline insurance carrier to guarantee outstanding senior interests in the related REMIC trusts to enable it to obtain an AAA/Aaa rating for such interests. The Company has not attempted to structure a mortgage loan pool for sale through a securitization based solely on the internal credit enhancements of the pool or the Company's credit. Any substantial reductions in the size or availability of the securitization market for the Company's loans, or the unwillingness of insurance companies to guarantee the senior interests in the Company's loan pools, could have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

LIMITED OPERATING HISTORY; RECENT EXPANSION

     The Company commenced operations in August, 1993 and has a limited operating history. In 1995, the Company purchased and originated a significantly greater number of loans than previously. In light of this growth, the historical performance of the Company may be of limited relevance in predicting future performance. Any credit or other problems associated with the larger number of loans purchased and originated in the recent past will not become apparent until sometime in the future. Consequently, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance. See 'Business -- Loans -- Loan Purchases and Originations.'

     The Company's significant growth and expansion have placed substantial new and increased pressures on the Company's personnel and systems. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan purchase and origination volume could have a material adverse effect on the Company's results of operations and financial condition.

COMPETITION

     As a purchaser and originator of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Furthermore, certain large national finance companies and conforming mortgage originators have announced their intention to adapt their conforming origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's results of operations and financial condition.

     Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans purchased and originated is attracting additional competitors, including at least one quasi-governmental agency, into this market with the effect of lowering the gains that may be realized by the Company on future loan sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     The Company depends largely on brokers, financial institutions and other mortgage bankers for its purchases and originations of new loans. The Company's competitors also seek to establish relationships with the Company's brokers and financial institutions and other mortgage bankers. The Company's future results may become more exposed to fluctuations in the volume and cost of its wholesale loans resulting from competition from other purchasers of such loans, market conditions and other factors.

RELIANCE ON THE INDUSTRY PARTNERS

     The Company purchases a significant portion of its loans from the Industry Partners, which accounted for 23.9% and 24.2% of total loan purchases and originations by the Company, or $148.4 million and $63.9 million, respectively, in the year ended December 31, 1995 and the three months ended March 31, 1996. Immediately prior to the Public Offering, the Company had contractual annual loan sale commitments from the Industry Partners of an aggregate of $102.0 million, on average. Increased loan sale commitments, or the economic equivalent, to an aggregate of $162.0 million (a 58.8% increase) to the Company from the majority of the Industry Partners will become effective simultaneously with the Public Offering. There can be no assurance that the commitments to increase loan production will result in an actual increase in the dollar amount of loans purchased by the Company from the Industry Partners. At the present time, a number of Industry Partners are selling more loans to the Company than they are obligated to sell, even under the new higher commitments. Certain of the Industry Partners could reduce their loan sales to the Company without violating their commitments to the Company, resulting in an overall decrease in the volume of loans available to the Company for purchase. The commitments to sell loans to the Company by the Industry Partners will expire in April, 2001, after which date the Industry Partners will be under no obligation to sell loans to the Company, which could negatively affect the Company's results of operations. If the Industry Partners, individually or in the aggregate, become unable to meet their loan sale commitments, it would have a negative effect on the Company's results of operations and financial condition. See 'Restrictions on Future Sales by Stockholders; Effect on Share Price of Shares Available for Future Sale' and 'Shares Eligible for Future Sale.'

MARKET CONDITIONS IN THE UK

     The Company has recently entered into a joint venture in the UK. There can be no guarantee that the joint venture will be able to purchase or originate loans in sufficient volume to make the joint venture profitable. Currently, the joint venture has arrangements with a single lender for its funds. There can be no guarantee that the joint venture will be able to obtain sufficient financing to fulfill its capital requirements. Further, no assurances can be given that the Company will be successful in structuring, marketing and completing securitizations of UK mortgage loans or, if such securitizations were unsuccessful, that a viable market for whole loan sales would develop. Failure to securitize or sell UK mortgage loans would have a material adverse effect on the Company's joint venture.

CONTINGENT RISKS

     Although the Company sells substantially all loans that it purchases and originates on a nonrecourse basis, the Company retains some degree of credit risk on substantially all loans purchased or originated. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with lending, including the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the value of loans to potential purchasers. In addition, documents governing the Company's securitizations require the Company to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a REMIC trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collections.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. If the loans in the Company's securitizations experience losses in excess of the projections used to value the Company's I/O and residual certificates, the Company will recognize a loss in such assets. See ' -- Valuation and Potential Impairment of Interest-only and Residual Certificates.'

CONCENTRATION OF OPERATIONS IN MID-ATLANTIC REGION

     For the three months ended March 31, 1996, 38.7% of the aggregate principal balance of the home equity loans purchased or originated by the Company were secured by properties located in four mid-Atlantic states (New York, New Jersey, Maryland and Pennsylvania). Although the Company has expanded its mortgage origination network outside the mid-Atlantic region, the Company's origination business is likely to remain concentrated in that region for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the economy and the residential real estate market in the mid-Atlantic region.

CREDIT-IMPAIRED BORROWERS

     The Company targets credit-impaired borrowers. Loans made to such borrowers generally entail a higher risk of delinquency and possibly higher losses than loans made to more creditworthy borrowers. No assurance can be given that the Company's underwriting policies and collection procedures will alleviate such risks. In the event that pools of loans warehoused, sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations or financial condition would be adversely affected.

LOSS OF SERVICING RIGHTS AND SUSPENSION OF FUTURE CASH FLOWS

     The Company is entitled to receive servicing income only while it acts as a servicer for loans it does not own, including securitizations and third-party servicing. Any loss of servicing rights would have a material adverse effect on the Company's results of operations and financial condition. The Company's right to act as servicer under its securitizations can be terminated by FSA, as certificate insurer, upon the occurrence of certain servicer termination events (as defined in the pooling and servicing agreements, the 'Servicer Termination Events'). The Servicer Termination Events include: (i) bankruptcy or the inability of the Company to pay its debts; (ii) failure of the Company to perform its obligations; and (iii) failure of the Company to cure any breaches of its representations and warranties which materially and adversely affect the underlying loans.

LEGISLATIVE RISK

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

REGULATORY RISK

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ('ECOA'), the Fair Credit Reporting Act of 1994, as amended, the Federal Real Estate Settlement Procedures Act ('RESPA') and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development ('HUD') and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted that would make compliance more difficult for the Company.

POSSIBLE ENVIRONMENTAL LIABILITIES

     In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility. Liability under such laws has been interpreted to be joint and several unless the harm is divisible, and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

ABSENCE OF ACTIVE PUBLIC TRADING MARKET


     Prior to the Public Offering, there has been no market for the Common Stock. Although the Common Stock has been approved for quotation on Nasdaq, there can be no assurance that an active public trading market for the Common Stock will develop after the Public Offering or that, if developed, it will be sustained. The public offering price of the Common Stock offered hereby was determined by negotiations among the Company and Bear, Stearns & Co. Inc. and Oppenheimer & Co., Inc. acting as representatives of the Underwriters (the 'Representatives') and may not be indicative of the price at which the Common Stock will trade after the Public Offering. See 'Underwriting.' Consequently, there can be no assurance that the market price for the Common Stock will not fall below the public offering price.


POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements and delinquency trends. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the Company's ability to access the securitization market and complete significant securitization transactions in a particular quarter. Failure to complete securitizations in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could negatively affect the price of the Common Stock.

RESTRICTIONS ON FUTURE SALES BY STOCKHOLDERS; EFFECT ON SHARE
PRICE OF SHARES AVAILABLE FOR FUTURE SALE

     Persons who purchase shares of Common Stock pursuant to the Directed Share Program, if any, will be subject to certain lock-up restrictions with respect to their ability to sell or otherwise dispose of such shares for a period of 180 days from the date of the completion of the Public Offering without the prior written consent of the Representatives. When such lock-up restrictions lapse, such shares of Common Stock may be sold in the public market or otherwise disposed of, subject to compliance with applicable securities laws. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See 'Shares Eligible for Future Sale.'

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation, equity incentive plans, Bylaws and Florida law may significantly delay or defer, or even prevent, a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. In particular, the existence of the Company's classified Board of Directors, the ability of the Board of Directors to issue 'blank check' preferred stock without further stockholder approval, limitations on the ability of stockholders to take action by written consent or call special stockholders' meetings and the advance notice requirements governing proposals submitted for stockholder vote, including nominations for election to the Board of Directors, may have the effect of delaying, deferring or preventing a change in control of the Company. See 'Management -- Terms of Directors and Officers' and 'Description of Capital Stock.'

DILUTION


     Purchasers of the Common Stock will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the public offering price per share of Common Stock from $18.00 to $6.37. See 'Dilution.'


DEPENDENCE ON KEY PERSONNEL

     The Company's growth and development to date have been largely dependent upon the services of George Nicholas, Chairman of the Board and Chief Executive Officer, and Thomas G. Middleton, President and Chief Operating Officer. The loss of Mr. Nicholas' or Mr. Middleton's services for any reason could have a material adverse effect on the Company. Certain of the Company's principal credit agreements contain a provision which permit the lender to accelerate the Company's obligations in the event that Mr. Nicholas were to leave the Company for any reason and not be replaced with an executive acceptable to such lender. See ' -- Dependence on Funding Sources' and 'Management -- Executive Compensation.'

CONTROL BY CERTAIN STOCKHOLDERS


     Immediately prior to the Public Offering and pursuant to the Reorganization Plan, the Industry Partners, Mr. George Nicholas, and certain members of IMC's senior management, key employees and Board of Directors (the 'Management Partners') have received shares of Common Stock of the Company. As a result, the Industry Partners will beneficially own an aggregate of 85.0% of the outstanding shares of Common Stock (56.9% following the completion of the Public Offering assuming no exercise of the Underwriters' over-allotment option). Also, the Management Partners and Mr. Nicholas will beneficially own an aggregate of 16.9% of the outstanding shares of Common Stock (11.7% following the completion of the Public Offering assuming no exercise of the Underwriters' over-allotment option). Accordingly, such persons, if they were to act in concert, would have majority control of the Company, with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect all members of the Board of Directors. See 'The Reorganization Plan' and 'Principal Stockholders.'

                                 RECENT EVENTS

COMMENCEMENT OF UK OPERATIONS

     IMC commenced operations in the UK in April, 1996 through Preferred Mortgages Limited ('Preferred Mortgages'), a UK joint venture. The participants in the joint venture (together, the 'Joint Venture Partners') are IMC, Foxgard Limited ('Foxgard') and Financial Security Assurance Inc. ('FSA'). Preferred Mortgages is owned 45% by IMC, 45% by Foxgard and 10% by FSA. Through Preferred Mortgages, IMC intends to serve what management believes to be an underserved segment of the home equity market in the UK by lending to borrowers with impaired credit profiles similar to its domestic customers. Preferred Mortgages plans to actively market its products and services directly to UK borrowers by means of newspaper, radio and television advertising, in addition to direct mail. Preferred Mortgages plans to adapt IMC's loan application procedures, appraisal procedures and underwriting procedures to the UK market, while directing its underwriting and processing staff to provide prompt, efficient and reliable service to the UK broker community. Preferred Mortgages has received a commitment for a `L'47.5 million (approximately $73.1 million as of June 20, 1996) line of credit from National Westminster Bank, PLC for the purchase and origination of mortgage loans (the 'NatWest Facility'), and FSA has agreed to provide an insurance policy as credit enhancement for the NatWest Facility.

     In connection with the agreements among the Joint Venture Partners, IMC has issued to Rotch, an affiliate of Foxgard, the Rotch Debenture due September 18, 1996, pursuant to which IMC agrees to pay Rotch $1.8 million plus interest at a rate of LIBOR plus 1.0% per annum. The Company intends to repay the Rotch Debenture in full with a portion of the proceeds from the Public Offering.

ACQUISITION OF EQUITYSTARS

     In order to increase the flow of loans for purchase, IMC seeks to acquire loan originators that would enhance or enlarge IMC's market penetration or product offerings. Pursuant to this strategy, on January 1, 1996, IMC acquired all of the assets of Equitystars, a mortgage banking company which does business primarily in Rhode Island, New York, Connecticut and Massachusetts, with smaller operations in Maine and New Hampshire. Equitystars originated over $95 million of residential mortgage loans during 1995. Of the loans originated, approximately $17 million or 18% were conforming loans and approximately $78 million or 82% were non-conforming loans. During 1995, IMC purchased a total of $11.3 million of non-conforming loans from Equitystars. At the time of the Equitystars Acquisition, the Partnership created IMC Acquisitions to act as the holding company for the assets of Equitystars. See
'Business -- Loans -- Acquisition of Equitystars.'

     The purchase price for all of the assets of Equitystars was $2.0 million base payment in the form of 20,060 shares of Convertible Preferred Stock, and up to an aggregate of $2.55 million of contingent payments, to be paid over two years based on formulae keyed to the performance of the non-conforming and conforming mortgage loan business of Equitystars. In accordance with the terms of the provisions governing the 20,060 shares of Convertible Preferred Stock issued in the Equitystars Acquisition, such shares will be automatically converted upon the completion of any public offering of the Common Stock to a number of shares of Common Stock having a value, at 93% of the public offering price, of $2.0 million plus interest of 8.0% per annum.

     If a public offering does not occur by June 30, 1996, holders of the Convertible Preferred Stock have the right to 'put' those shares to IMC for an amount equal to the liquidation preference of $100 per share plus interest at 8.0% per annum. If the put is exercised, the contingency payment that IMC owes in the Equitystars Acquisition will be paid in cash.

RECENT SECURITIZATIONS

     In February and April, 1996, the Company completed its fifth and sixth securitizations in the aggregate amount of $175.0 million and $200.0 million, respectively. The securities sold in the securitizations were rated AAA/Aaa and were sold in public offerings. As part of its cash flow management, the securitizations were structured so that ContiFinancial received, in exchange for cash, 50% and 25%, respectively of the residual interests of the February and April, 1996 securitizations.

                                  THE COMPANY

     The Company was formed in 1995 to serve as a holding company for interests in Equitystars and the Partnership. The Partnership has conducted the business described in this Prospectus since its formation in 1993. The Partnership was formed by Mr. George Nicholas, the Management Partners and the Industry Partners, which included: American Industrial Loan Association; Champion Mortgage Co. Inc.; Cityscape Corp.; Equitysafe, a Rhode Island General Partnership, an affiliate of which, Equitystars, was acquired by the Company on January 1, 1996; Investors Mortgage, a Washington LP; Mortgage America Inc.;
Residential Money Centers; First Government Mortgage and Investors Corp.; Investaid Corp.; and New Jersey Mortgage and Investment Corp. In 1994, The Money Store and Equity Mortgage, a Maryland LP became Industry Partners. Also in 1994, Portfolio Placement Partners and Equitysafe divided ownership in an interest in the Partnership initially purchased in the name of Equitysafe. In 1995, Branchview, Inc. purchased an interest in the Partnership previously owned by Residential Money Centers.

     The principal executive offices of the Company are located at 3450 Buschwood Park Drive, Tampa, Florida 33618 and the Company's telephone number is
(813) 932-2211.

                            THE REORGANIZATION PLAN


     Prior to the Public Offering, the Industry Partners, the Management Partners and Mr. Nicholas contributed their interests in the Partnership to the Company and Mr. Nicholas contributed the common stock of Industry Mortgage Corporation, general partner of the Partnership ('IMCI'), to the Company. In exchange, the Industry Partners, the Management Partners and Mr. Nicholas received Common Stock. At the same time, ContiFinancial surrendered the Conti Option to purchase limited partnership interests in the Partnership in exchange for the Conti Warrant, entitling the holder upon exercise to 1.5 million shares of the Common Stock (subject to certain adjustments) for a de minimis amount. These actions converted the Partnership into a subsidiary of the Company, 99% directly owned by the Company and 1% owned by IMCI (the stock of which is, in turn, held by the Company). Simultaneously, the Partnership's option plan was terminated, and all options granted thereunder were assumed by the Company pursuant to the Company Incentive Plan and the Directors' Stock Option Plan.



     The Company has been informed that, prior to the effectiveness of the Registration Statement of which this Prospectus is a part, certain Industry Partners and ContiFinancial transferred among themselves the limited partnership interests (or options to purchase limited partnership interests) in transactions not involving the Company. The Company has been informed that such transactions involved no greater than 10%, in the aggregate, of all limited partnership interests. The Company has been informed that, as a result of these transactions, ContiFinancial's beneficial ownership of shares of Common Stock was reduced by 150,000 shares from 1.5 million to 1.35 million.



     In accordance with the provisions governing the Company's Convertible Preferred Stock, in connection with the Public Offering, all outstanding Convertible Preferred Stock will be automatically converted into Common Stock.


     After the closing of the Public Offering, the Partnership will retain title to all of its assets and remain liable for all of its obligations, including all of the liabilities and encumbrances relating to its credit facilities and its joint venture in the UK. The Company will become a joint and several obligor on the principal agreements governing the Partnership's indebtedness.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of Common Stock offered hereby, after deduction of the underwriting discount and estimated offering expenses, are estimated to be $50.9 million.



     Approximately $22.9 million of the net proceeds is expected to be used to retire or reduce certain indebtedness of the Company, including: (i) repayment of up to $10.0 million to ContiFinancial representing the Additional Draw under the Standby Agreement, which amount bears interest at a rate of LIBOR plus 8.0% per annum; (ii) repayment of up to $7.0 million to Lakeview Savings Bank ('Lakeview') under the Lakeview unsecured bridge credit facility (the 'Lakeview Facility'), which bears interest at a fixed rate of 12.0% per annum; (iii) repayment of the $1.8 million Rotch Debenture, which bears interest at a rate of LIBOR plus 1.0% per annum; and (iv) repayment of an aggregate of $4.1 million to certain of the Industry Partners and Mr. Nicholas, representing amounts owed to such Industry Partners and Mr. Nicholas for accrued and unpaid tax distributions pursuant to the Partnership Agreement, which amount bears interest at 10.0% per annum.


     The remaining net proceeds will be used to fund future loan purchases and originations, to support securitization transactions, to fund acquisitions of loan originators and expenses associated with the opening of new direct lending branch offices and for general corporate purposes. Prior to such use, the remaining net proceeds will be invested in high quality short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities or used to pay down warehouse lines.

                                    DILUTION

     The following data reflect the exchange of all of the partnership interests in the Partnership for shares of Common Stock as described in the Reorganization Plan, giving effect to such exchange as if it had occurred at the inception of the Partnership.


     The net tangible book value of the Company as of March 31, 1996, as adjusted for the conversion of the Convertible Preferred Stock and the exercise of all dilutive Common Stock equivalents, was approximately $19.6 million or $2.47 per share of Common Stock. Net tangible book value per share, as adjusted, represents the amount of the Company's total tangible assets, the recording of a deferred tax asset of approximately $5.6 million in connection with the exchange of all partnership interests in the partnership for shares of Common Stock pursuant to the Reorganization Plan, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 3,100,000 shares of Common Stock offered by the Company hereby and after deducting the underwriting discount and estimated offering expenses, the net tangible book value of the Company as of March 31, 1996, as adjusted, would have been approximately $6.37 per share. This represents an immediate increase of $3.90 per share to existing stockholders and an immediate dilution of $11.63 per share to investors purchasing shares of Common Stock in the Public Offering. The following table illustrates this per share dilution:



Public offering price per share.......................................................            $18.00
     Net tangible book value per share, as adjusted, before the Public Offering.......   $2.47
     Increase per share attributable to new investors.................................    3.90
                                                                                         -----
Net tangible book value per share after the Public Offering...........................              6.37
                                                                                                  ------
Dilution per share to new investors...................................................            $11.63
                                                                                                  ------
                                                                                                  ------



     The following table sets forth the difference between the existing stockholders and new investors purchasing shares of Common Stock in the Public Offering with respect to the number of shares initially purchased from the Company, the total consideration paid to the Company, (before deducting the underwriting discount and estimated offering expenses) and the average consideration per share:



                                      SHARES PURCHASED          TOTAL CONSIDERATION
                                    ---------------------      ----------------------      AVERAGE PRICE
                                      NUMBER      PERCENT        AMOUNT       PERCENT        PER SHARE
                                    ----------    -------      -----------    -------      -------------
Existing stockholders............    7,965,092      72.0%       $7,533,336      11.9%            $0.95
New investors....................    3,100,000      28.0        55,800,000      88.1            18.00
                                    ----------    -------      -----------    -------
     Total.......................   11,065,092     100.0%      $63,333,336     100.0%
                                    ----------    -------      -----------    -------
                                    ----------    -------      -----------    -------


                                DIVIDEND POLICY

     The Company has not paid, and currently has no intention to pay, any cash dividends on its Common Stock. The Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends in the foreseeable future. Any decision made by the Company's Board of Directors to declare dividends in the future will depend upon the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Board of Directors. In addition, certain agreements to which the Company is a party restrict the Company's ability to pay dividends on common equity.

                                 CAPITALIZATION

     The following data reflect the exchange of all of the partnership interests in the Partnership for shares of Common Stock as described in the Reorganization Plan, giving effect to such exchange as if it had occurred at the inception of the Partnership.


     The following table sets forth the capitalization of the Company at March 31, 1996, and as adjusted as of such date to give effect to completion of the Reorganization Plan, the sale of the 3,100,000 shares of Common Stock offered by the Company hereby (before deducting the underwriting discount and estimated offering expenses) and the application of the estimated net proceeds therefrom as described under 'Use of Proceeds.'


                                                                                               MARCH 31, 1996
                                                                                           -----------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                           --------    -----------
                                                                                           (DOLLARS IN THOUSANDS)

Warehouse finance facilities............................................................   $261,417     $ 220,468
Term debt...............................................................................     21,879        17,879
Convertible debenture...................................................................      1,800             0
                                                                                           --------    -----------
          Total debt....................................................................   $285,096     $ 238,347
                                                                                           --------    -----------
                                                                                           --------    -----------
Convertible Preferred Stock, Series A, par value $100.00 per share; 10,000,000 shares authorized; 20,060 shares issued and outstanding, actual; no shares issued and
  outstanding, as adjusted..............................................................     $2,006            $0
Stockholders' equity:
     Common Stock, par value $0.01 per share; 50,000,000 shares authorized; 6,000,000 shares issued and outstanding, actual; and 11,065,092 shares issued and
      outstanding, as adjusted..........................................................         60           111
     Additional paid-in capital.........................................................     12,293        66,764
     Retained earnings..................................................................       (230)        5,370
                                                                                           --------    -----------
          Total stockholders' equity....................................................     12,123        72,245
                                                                                           --------    -----------
               Total capitalization.....................................................   $299,225     $ 310,592
                                                                                           --------    -----------
                                                                                           --------    -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical financial data set forth below as of and for the period from inception to December 31, 1993 and the fiscal years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere herein, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The historical financial data set forth below as of and for the three months ended March 31, 1995 have been derived from the unaudited consolidated financial statements of the Company that have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for such period. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The historical and pro forma data reflect the exchange of all of the partnership interests in the Partnership for shares of Common Stock as described in the Reorganization Plan, giving effect to such exchange as if had occurred at the inception of the Partnership. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes.

                                                      PERIOD
                                                  FROM INCEPTION                                   THREE MONTHS ENDED MARCH
                                                 (AUGUST 12, 1993)     YEAR ENDED DECEMBER 31,                31,
                                                      THROUGH         -------------------------    -------------------------
                                                 DECEMBER 31, 1993       1994          1995           1995          1996
                                                 -----------------    ----------    -----------    ----------    -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
    Gain on sale of loans(1)..................        $438,774        $8,583,277    $20,680,848    $3,297,408    $10,875,466
    Additional securitization transaction
      expense(2)..............................               0          (560,137)    (5,547,037)     (254,507)    (2,828,591)
                                                 -----------------    ----------    -----------    ----------    -----------
        Gain on sale of loans, net............         438,774         8,023,140     15,133,811     3,042,901      8,046,875
                                                 -----------------    ----------    -----------    ----------    -----------
    Warehouse interest income.................          97,159         2,510,062      7,884,679     1,090,933      5,160,943
    Warehouse interest expense................         (50,709)       (1,610,870)    (6,006,919)   (1,019,643)    (3,375,244)
                                                 -----------------    ----------    -----------    ----------    -----------
        Net warehouse interest income.........          46,450           899,192      1,877,760        71,290      1,785,699
                                                 -----------------    ----------    -----------    ----------    -----------
    Servicing fees............................               0            99,224      1,543,339       109,167        995,439
    Other.....................................          28,235         1,072,855      1,117,903       208,243        628,536
                                                 -----------------    ----------    -----------    ----------    -----------
        Total servicing fees and other........          28,235         1,172,079      2,661,242       317,410      1,623,975
                                                 -----------------    ----------    -----------    ----------    -----------
        Total revenues........................         513,459        10,094,411     19,672,813     3,431,601     11,456,549
                                                 -----------------    ----------    -----------    ----------    -----------
Expenses:
    Compensation and benefits.................         507,904         3,348,236      5,139,386     1,021,815      3,666,685
    Selling, general and administrative
      expenses................................         355,526         2,000,401      3,477,677       553,910      2,240,856
    Other.....................................               0            14,143        297,743        16,084        342,534
    Sharing of proportionate value of
      equity(3)...............................               0         1,689,000      4,204,000       718,952      2,555,000
                                                 -----------------    ----------    -----------    ----------    -----------
        Total expenses........................         863,430         7,051,780     13,118,806     2,310,761      8,805,075
                                                 -----------------    ----------    -----------    ----------    -----------
Pre-tax income (loss).........................        (349,971)        3,042,631      6,554,007     1,120,840      2,651,474
    Pro forma provision (benefit) for income
      taxes...................................        (134,000)        1,187,000      2,522,000       431,299      1,026,000
                                                 -----------------    ----------    -----------    ----------    -----------
    Pro forma net income (loss)...............       $(215,971)       $1,855,631     $4,032,007      $689,541     $1,625,474
                                                 -----------------    ----------    -----------    ----------    -----------
                                                 -----------------    ----------    -----------    ----------    -----------
Pro forma per share data:
    Pro forma net income per share:
      Primary.................................                                            $0.51                        $0.20
      Fully diluted...........................                                            $0.51                        $0.20
    Weighted average common and common share
      equivalents:
      Primary.................................                                        7,935,752                    7,935,752
      Fully diluted...........................                                        7,935,752                    8,304,778

Supplemental pro forma per share data:(5)
    Pro forma net income per share:
      Primary.................................                                            $0.50                        $0.20
      Fully diluted...........................                                            $0.50                        $0.19
    Weighted average common and common share
      equivalents:
      Primary.................................                                        8,007,974                    8,541,307
      Fully diluted...........................                                        8,007,974                    8,910,333

                                                               DECEMBER 31,                           MARCH 31, 1996
                                                ------------------------------------------    ------------------------------
                                                   1993           1994            1995           ACTUAL       AS ADJUSTED(4)
                                                -----------    -----------    ------------    ------------    --------------
BALANCE SHEET DATA:
    Mortgage loans held for sale.............    $7,971,990    $28,995,750    $193,002,835    $257,458,182     $257,458,182
    Interest-only and residual
      certificates...........................             0      3,403,730      14,072,771      22,905,311       22,905,311
    Warehouse finance facilities.............     7,212,915     27,731,859     189,819,046     261,417,193      220,467,956
    Term debt................................             0              0      11,120,642      21,879,297       17,879,297
    Convertible debenture....................             0              0               0       1,800,000                0
    Stockholders' equity(6)..................     1,449,092      5,856,011       5,608,844      12,122,435       72,245,170
    Total assets(6)..........................     8,861,144     36,641,991     354,551,434     525,200,197      532,422,932

                                                  PERIOD
                                              FROM INCEPTION      YEAR ENDED DECEMBER            THREE MONTHS ENDED
                                             (AUGUST 12, 1993)            31,                         MARCH 31,
                                                  THROUGH         --------------------    ---------------------------------
                                             DECEMBER 31, 1993      1994        1995           1995              1996
                                             -----------------    --------    --------    --------------    ---------------
OPERATING DATA (DOLLARS IN THOUSANDS):
    Loans purchased or originated.........        $29,608         $282,924    $621,629       $119,385          $ 263,987
    Loans sold through securitization.....              0           81,637     388,363         74,782            175,000
    Whole loan sales......................         21,636          180,263      70,400         20,765             21,272
    Serviced loan portfolio (period
      end)................................              0           92,003     535,798        166,914            783,367

DELINQUENCY DATA:
    Total delinquencies as a percentage of
      loans serviced (period end)(7)......           0.00%            0.87%       3.43%          1.32%              2.31%
    Defaults as a percentage of loans
      serviced (period end)(8)............           0.00             0.12        1.16           0.12               1.40
    Net losses as a percentage of average
      loans serviced for period...........           0.00             0.00        0.09           0.01               0.01

                                                                                  THREE MONTHS ENDED
                                                      --------------------------------------------------------------------------
                                                      MARCH 31, 1995    JUNE 30, 1995    SEPTEMBER 30, 1995    DECEMBER 31, 1995
                                                      --------------    -------------    ------------------    -----------------

STATEMENTS OF OPERATIONS DATA:
Revenues:
    Gain on sale of loans(1)........................    $3,297,408       $ 2,823,232         $7,303,333           $ 7,256,875
    Additional securitization transaction
      expense(2)....................................      (254,507)         (176,860)        (2,424,000)           (2,691,670)
                                                      --------------    -------------    ------------------    -----------------
        Gain on sale of loans, net..................     3,042,901         2,646,372          4,879,333             4,565,205
                                                      --------------    -------------    ------------------    -----------------
    Warehouse interest income.......................     1,090,933         1,703,094          2,430,904             2,659,748
    Warehouse interest expense......................    (1,019,643)       (1,192,707)        (1,814,957)           (1,979,612)
                                                      --------------    -------------    ------------------    -----------------
        Net warehouse interest income...............        71,290           510,387            615,947               680,136
                                                      --------------    -------------    ------------------    -----------------
    Servicing fees..................................       109,167           322,564            423,476               688,132
    Other...........................................       208,243           272,773            307,425               329,462
                                                      --------------    -------------    ------------------    -----------------
        Total revenues..............................     3,431,601         3,752,096          6,226,181             6,262,935
                                                      --------------    -------------    ------------------    -----------------
Expenses:
    Compensation and benefits.......................     1,021,815         1,263,021          1,364,344             1,490,206
    Selling, general and administrative expenses....       553,910           662,627            940,033             1,321,107
    Other...........................................        16,084            92,540             31,028               158,091
    Sharing of proportionate value of equity(3).....       718,952           677,575          1,520,433             1,287,040
                                                      --------------    -------------    ------------------    -----------------
        Total expenses..............................     2,310,761         2,695,763          3,855,838             4,256,444
                                                      --------------    -------------    ------------------    -----------------
    Pre-tax income..................................     1,120,840         1,056,333          2,370,343             2,006,491
    Pro forma provision for income taxes............       431,299           406,477            912,108               772,116
                                                      --------------    -------------    ------------------    -----------------
Pro forma net income................................    $  689,541       $   649,856         $1,458,235           $ 1,234,375
                                                      --------------    -------------    ------------------    -----------------
                                                      --------------    -------------    ------------------    -----------------
Pro forma per share data:
    Pro forma net income per share..................         $0.09             $0.08              $0.18                 $0.16
    Weighted average common and common share
      equivalents...................................     7,935,752         7,935,752          7,935,752             7,935,752

OPERATING DATA (DOLLARS IN THOUSANDS):
    Loans purchased or originated...................      $119,385          $124,667           $154,990              $222,587
    Loans sold through securitization...............        74,782            43,581            120,000               150,000
    Whole loan sales................................        20,765            31,763              8,224                 9,648
    Serviced loan portfolio (period end)............       166,914           271,522            355,374               535,798

DELINQUENCY DATA:
    Total delinquencies as a percentage of loans
      serviced (period end)(7)......................          1.32%             1.09%              2.42%                 3.43%
    Defaults as a percentage of loans serviced
      (period end)(8)...............................          0.12              0.45               0.98                  1.16
    Net losses as a percentage of average loans
      serviced for period...........................          0.01              0.00               0.03                  0.04

- ------------
(1) Includes I/O and residual certificates received by ContiFinancial in connection with IMC's agreement with ContiFinancial. See 'Business -- Loans -- Loan Sales -- Securitizations' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) In 1994 and 1995 and the three months ended March 31, 1996, ContiFinancial received I/O and residual certificates with estimated values of $3.0 million, $25.1 million and $9.5 million in exchange for $2.1 million, $18.4 million and $6.2 million, respectively. In addition, ContiFinancial paid IMC $0.4 million, $1.1 million and $0.5 million in 1994, 1995 and the three months ended March 31, 1996, respectively, in expenses related to securitizations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'
(3) Reflects expenses recorded in connection with the Conti VSA which was superseded by the Conti Option in March, 1996. The Company's pre-tax income before the Conti VSA for 1994 and 1995 and the three months ended March 31, 1996 was $4.7 million, $10.8 million and $5.2 million, respectively. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 4 to Notes to Consolidated Financial Statements.

(4) Adjusted to give effect to the sale of 3,100,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

(5) Adjusted to give effect to the number of shares of Common Stock which would have been issued for the retirement of debt in the application of the estimated net proceeds therefrom.
(6) Total assets and Stockholders' equity include the effect of recording a deferred tax asset of $5.6 million in connection with the conversion from a partnership to a taxable corporation.
(7) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure, bankruptcy or real estate owned.
(8) Represents the percentages of account balances on loans in foreclosure, bankruptcy or real estate owned.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The   following  discussion  should   be  read  in   conjunction  with  the
Consolidated Financial Statements of the Company and accompanying Notes set forth herein.

GENERAL

     The Company is a specialized consumer finance company engaged in purchasing, originating, servicing and selling home equity loans secured primarily by first liens on one- to four-family residential properties. The Company focuses on lending to individuals whose borrowing needs are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles and other factors. The Company derives its income from gain on sale of loans, reflecting excess servicing spread income from loans sold through securitizations, gains recognized from premiums on loans sold through whole loan sales to institutional purchasers, net warehouse interest earned on loans held for sale, servicing fees and origination, processing and other fees received as part of the loan application process.

CERTAIN ACCOUNTING CONSIDERATIONS

Interest-only and Residual Certificates

     The Company purchases and originates loans for the purpose of sale and primarily securitizes these loans in the form of REMICs, deriving its monthly principal paydowns from a pool of underlying mortgages. Most of the regular interests of the REMICs are sold, with the residual class certificates (or a portion thereof) retained by the Company. Excess servicing spread represents the excess of the interest rate receivable from the borrower on a loan over the interest rate passed through to the purchaser acquiring an interest in such loans, less the Company's normal servicing fee, expected losses and other applicable recurring costs and fees. These residual classes of certificates are initially recorded at their allocated cost based upon the present value of the interest in the cash flows retained by the Company after considering various economic factors, including interest rates, collateral value and estimates of the value of future cash flows from the REMIC mortgage pools under expected loss and prepayment assumptions discounted at a market yield. The weighted average rate used to discount the cash flows for the year ended December 31, 1995, and the three months ended March 31, 1996, was approximately 11%, and the assumed loss ratio was 50 basis points per annum.

Mortgage Servicing Rights

     On May 12, 1995, the Financial Accounting Standards Board released SFAS 122 -- Accounting for Mortgage Servicing Rights, an amendment to SFAS 65. Effective January 1, 1996, the Company adopted SFAS 122. Because SFAS 122 prohibits retroactive application, the historical accounting results for the periods ended December 31, 1993, 1994, and 1995 have not been restated and, accordingly, the accounting results for the three months ended March 31, 1996 are not directly comparable to any previous period.

     SFAS 122 requires that a mortgage banking entity recognize as a separate asset the rights to service mortgage loans for others. Mortgage banking entities that acquire or originate loans and subsequently sell or securitize those loans and retain the mortgage servicing rights are required to allocate the total cost of the loans to the mortgage servicing rights and the mortgage loans. The Company is also required to assess capitalized mortgage servicing rights for impairment based upon the fair value of those rights. The impact of the adoption of SFAS 122 on the Company's Statement of Operations for the three months ended March 31, 1996 resulted in additional income of approximately $1.4 million, reported as gain on sale of loans and an additional pro forma provision for income tax expense of approximately $0.5 million. The continuing effects of SFAS 122 on the Company's financial position and results of operations will depend on several factors, including, among other things, the amount of acquired or originated loans subsequently sold or securitized, the type, term and credit quality of loans, and estimates of future prepayments rates.

TRANSACTIONS WITH CONTIFINANCIAL

Additional Securitization Transaction Expense

     The Company has relied on ContiFinancial to provide credit facilities for funding its loan purchases and originations and the financing of I/O and residual classes of certificates, as well as ContiFinancial's expertise and assistance in loan securitization. In order to provide immediate cash flow to the Company, in the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, ContiFinancial received I/O and residual certificates with estimated values of $3.0 million, $25.1 million and $9.5 million, respectively. See 'Certain Relationships and Related Transactions -- Agreements with ContiFinancial' and ' -- Additional Securitization Transaction Expense.'

     In exchange for the I/O and residual certificates, ContiFinancial paid $2.1 million, $18.4 million and $6.2 million in the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, respectively, in the form of premiums paid for I/Os and the residual classes of certificates. In addition, ContiFinancial paid $0.4 million, $1.1 million and $0.5 million in expenses related to securitization in the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, respectively.

     The difference  between  the  estimated  value  of  the  I/O  and  residual certificates received by ContiFinancial and the total amount paid by ContiFinancial has been recorded as additional securitization transaction expense of $0.6 million in the year ended December 31, 1994, $5.5 million in the year ended December 31, 1995, $0.3 million in the three months ended March 31, 1995 and $2.8 million in the three months ended March 31, 1996.

Sharing of Proportionate Value of Equity

     In August, 1993, the Company entered into a five-year agreement (the '1993 Agreement') with ContiFinancial which provided the Company with a standby credit facility to fund retention of I/O and residual classes of certificates and certain investment banking services and also committed ContiFinancial to provide a warehouse facility to the Company, subject to the satisfaction of certain conditions. Pursuant to the 1993 Agreement, the Company agreed to share a portion of its equity with ContiFinancial through an agent fee based on a percentage of increases in equity (as defined in the 1993 Agreement) at the termination of the 1993 Agreement.

     On January 12, 1995, the Company and ContiFinancial entered into a revised 10-year agreement (the '1995 Agreement') which replaced the 1993 Agreement and provided for agent fees to ContiFinancial based on the fair market value of the Company (as defined). The amount of the agent fee ranged from 15% to 25% of the fair market value of the Company depending upon whether ContiFinancial or the Company elected to terminate the agreement.

     The 1993 Agreement and the 1995 Agreement included a value sharing agreement with ContiFinancial (the 'Conti VSA'). The existence of the Conti VSA had no cash impact on the Company, but resulted in a $1.7 million, $4.2 million, $0.7 million and $2.6 million reduction in the Company's pre-tax income for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively. Since ContiFinancial had the right, pursuant to the Conti VSA, to require cash payments, the Conti VSA was reflected on the balance sheet as a liability, and any increase in the value of the Conti VSA from accounting period to accounting period was reflected as an expense in the income statement for the relevant period.

     The Conti VSA was converted into the Conti Option by an agreement executed March 26, 1996. Pursuant to the Conti Option, there is no ongoing right to receive cash. Consequently, no liability will be reflected on the balance sheet and no expense will be reflected on the income statement after March 26, 1996 with respect to any future increases in value. See 'Certain Accounting Considerations Relating to the Conti VSA' and Note 4 to Notes to Consolidated Financial Statements.

     The Company's earnings before the Conti VSA were as follows:

                              PERIOD
                              ENDED         YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED MARCH 31,
                           DECEMBER 31,    --------------------------    -------------------------------
                               1993           1994           1995            1995             1996
                           ------------    -----------    -----------    ------------    ---------------

Total revenues..........      $513,459     $10,094,411    $19,672,813     $3,431,601       $11,456,549
Total expenses..........       863,430       7,051,780     13,118,806      2,310,761         8,805,075
                           ------------    -----------    -----------    ------------    ---------------
Pre-tax income (loss)
  after Conti VSA.......      (349,971)      3,042,631      6,554,007      1,120,840         2,651,474
Conti VSA...............             0       1,689,000      4,204,000        718,952         2,555,000
                           ------------    -----------    -----------    ------------    ---------------
Pre-tax income (loss)
  before Conti VSA......    $ (349,971)     $4,731,631    $10,758,007     $1,839,792        $5,206,474
                           ------------    -----------    -----------    ------------    ---------------
                           ------------    -----------    -----------    ------------    ---------------

RESULTS OF OPERATIONS

Three Months Ended March 31, 1996 Compared to Three Months Ended March 31, 1995

     Pro forma net income for the three months ended March 31, 1996 was $1.6 million, representing an increase of $0.9 million or 135.7% over pro forma net income of $0.7 million for the three months ended March 31, 1995. This increase resulted principally from a $5.0 million or 164.4% increase in gain on sale of loans, net of additional securitization transaction expense, to $8.0 million for the three months ended March 31, 1996 from $3.0 million for the three months ended March 31, 1995. Pro forma net income is calculated on the basis of historical net income, adjusted for a pro forma income tax expense as if the Company had been taxable as a corporation since its inception. In addition, a $1.7 million or 2,404.8% increase in net warehouse interest income to $1.8 million for the three months ended March 31, 1996 from $0.1 million for the three months ended March 31, 1995, a $0.9 million or 811.8% increase in servicing fees to $1.0 million for the three months ended March 31, 1996 from $0.1 million for the three months ended March 31, 1995 and a $0.4 million or 201.8% increase in other revenues to $0.6 million for the three months ended March 31, 1996 from $0.2 million for the three months ended March 31, 1995 also contributed to this increase in pro forma net income. The increase was partially offset by a $2.7 million or 258.8% increase in compensation and benefits to $3.7 million for the three months ended March 31, 1996 from $1.0 million for the three months ended March 31, 1995 and a $1.6 million or 304.6% increase in selling, general and administrative expenses to $2.2 million for the three months ended March 31, 1996 from $0.6 million for the three months ended March 31, 1995. The increase in pro forma net income was further offset by a $0.3 million increase in other expenses to $0.3 million for the three months ended March 31, 1996 from a negligible amount for the three months ended March 31, 1995, a $1.9 million or 255.4% increase in sharing of proportionate value of equity to $2.6 million for the three months ended March 31, 1996 from $0.7 million for the three months ended March 31, 1995 and a $0.6 million or 137.9% increase in pro forma income tax expense to $1.0 million for the three months ended March 31, 1996 from $0.4 million for the three months ended March 31, 1995.

     Revenues. The following table sets forth information regarding components of the Company's revenues for the three months ended March 31, 1995 and 1996:

                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                   --------------------------
                                                                      1995           1996
                                                                   -----------    -----------

Gain on sale of loans...........................................    $3,297,408    $10,875,466

Additional securitization transaction expense...................      (254,507)    (2,828,591)
                                                                   -----------    -----------
     Gain on sale of loans, net.................................     3,042,901      8,046,875
                                                                   -----------    -----------
Warehouse interest income.......................................     1,090,933      5,160,943
Warehouse interest expense......................................    (1,019,643)    (3,375,244)
                                                                   -----------    -----------
     Net warehouse interest income..............................        71,290      1,785,699
                                                                   -----------    -----------
Servicing fees..................................................       109,167        995,439
Other...........................................................       208,243        628,536
                                                                   -----------    -----------
     Total revenues.............................................    $3,431,601    $11,456,549
                                                                   -----------    -----------
                                                                   -----------    -----------


     Gain  on  Sale of  Loans,  Net. Gain  on sale  of  loans, net,  which arose primarily from securitizations, includes all related revenues and costs, including the proceeds from sales of residual class certificates, the value of such certificates, hedging gains or losses and underwriting fees and other related securitization expenses and fees. See ' -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.' For the three months ended March 31, 1996, gain on sale of loans increased to $10.9 million from $3.3 million for the three months ended March 31, 1995, an increase of 229.8%, reflecting increased loan production and securitizations for the three months ended March 31, 1996 and the adoption of the Financial Accounting Standards Board's SFAS 122 -- Accounting for Mortgage Servicing Rights. The total volume of loans produced increased by 121.1% to $264.0 million for the three months ended March 31, 1996 as compared with a total volume of $119.4 million for the three months ended March 31, 1995. Originations by the correspondent network increased 129.0% to $236.5 million for the three months ended March 31, 1996 from $103.3 million for the three months ended March 31, 1995, while production from the Company's broker network and direct lending operations increased to $27.5 million or 70.6% for the three months ended March 31, 1996 from $16.1 million for the three months ended March 31, 1995. Production volume increased during the 1996 period due to: (i) the Company's expansion program; (ii) the growth of its securitization capability; (iii) the growth of its loan servicing capability; (iv) the acquisition of the assets and business of Equitystars acquired by the Company; and (v) the Company's ability to finance its growth. For the three months ended March 31, 1996, the Company experienced higher gains as it sold more loans through securitization. Securitizations increased by $65.0 million or 59.1% to $175.0 million in the three months ended March 31, 1996 from $110.0 million in the three months ended March 31, 1995. The number of approved correspondents increased by 113 or 83.7% to 248 at March 31, 1996 from 135 at March 31, 1995 and the number of brokers increased by 705 or 109.6% to 1,348 at March 31, 1996 from 643 at March 31, 1995. Additional securitization transaction expense increased by $2.6 million or 1,011.4% to $2.8 million in the three months ended March 31, 1996 from $0.2 million in the three months ended March 31, 1995. For the three months ended March 31, 1996, gain on sale of loans, net, increased to $8.0 million from $3.0 million for the three months ended March 31, 1995, an increase of 164.4%, reflecting increased loan production and securitizations in the 1996 period. See ' -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'


     Net Warehouse Interest Income. Net warehouse interest income is interest earned from the Company's mortgage loans which generally carry long-term interest rates, less interest expense on borrowings to finance the funding of such mortgage loans pending receipt of proceeds from their sale. The Company generally sells loans in its inventory within 150 days and finances such loans under its secured borrowing facilities, which bear short-term interest rates. Ordinarily, short-term interest rates are lower than long-term interest rates, and the Company earns net interest income from this difference, or spread, during the period the mortgage loans are held by the Company.

     Net warehouse interest income increased to $1.8 million for the three months ended March 31, 1996 from $0.1 million for the three months ended March 31, 1995, an increase of 2,404.8%. The increase in the 1996 period reflected higher interest income resulting from increased mortgage loan production which was offset by interest costs associated with warehouse facilities. The holding period of loans increased in the three months ended March 31, 1996 from the three months ended March 31, 1995 as the Company increased the portion of its loans in warehouse sold through securitizations.

     Servicing Fees. Servicing fees increased to $1.0 million for the three months ended March 31, 1996 from $0.1 million for the three months ended March 31, 1995, an increase of 811.8%. Servicing fees for the three months ended March 31, 1996 were positively affected due to an increase in loans serviced over the prior year. The increase in loans serviced came from the Company's normal purchase and origination channels.

     Other. Other revenues, consisting principally of interest on I/O and residual certificates, increased by $0.4 million or 201.8% to $0.6 million in the three months ended March 31, 1996 from $0.2 million in the three months ended March 31, 1995 as a result of increased securitization volume.

     Expenses. The following table sets forth information regarding components of the Company's expenses for the three months ended March 31, 1995 and 1996:

                                                                     THREE MONTHS ENDED MARCH
                                                                               31,
                                                                     ------------------------
                                                                        1995          1996
                                                                     ----------    ----------

Compensation and benefits.........................................   $1,021,815    $3,666,685
Selling, general and administrative expenses......................      553,910     2,240,856
Other.............................................................       16,084       342,534
Sharing of proportionate value of equity..........................      718,952     2,555,000
                                                                     ----------    ----------
     Total expenses...............................................   $2,310,761    $8,805,075
                                                                     ----------    ----------
                                                                     ----------    ----------

     Compensation and benefits increased by $2.7 million or 258.8% to $3.7 million in the three months ended March 31, 1996 from $1.0 million in the three months ended March 31, 1995, principally due to an increase in the number of employees to service the Company's increased loan production, the acquisition of the assets and business of Equitystars and an increase in executive bonuses.

     Selling, general and administrative expenses increased by $1.6 million or 304.6% to $2.2 million in the three months ended March 31, 1996 from $0.6 million in the three months ended March 31, 1995, principally due to an increase in the volume of loan production and the acquisition of the assets and business of Equitystars.

     Other expenses increased to $0.3 million in the three months ended March 31, 1996 from a negligible amount in the three months ended March 31, 1995 as a result of increased loan production and securitization volume in 1996.

     The sharing of proportionate value of equity, representing the amount payable under the Conti VSA, increased by $1.9 million or 255.4% to $2.6 million in the three months ended March 31, 1996 from $0.7 million in the three months ended March 31, 1995. See ' -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 4 to Notes to Consolidated Financial Statements.

     Pro Forma Income Taxes. The effective pro forma income tax rate for the three months ended March 31, 1996 was 38.7% which differed from the federal tax rate of 35% primarily due to state income taxes. The increase in pro forma income taxes of $0.6 million or 137.9% to $1.0 million in the three months ended March 31, 1996 from $0.4 million in the three months ended March 31, 1995 was proportionate to the increase in pre-tax income.

     Acquisition of Equitystars. On January 1, 1996, the Company acquired all of the assets of Equitystars, a Rhode Island corporation and a mortgage banking company, operating primarily in Rhode Island, New York, Connecticut and Massachusetts, with smaller operations in Maine and New Hampshire. Equitystars originated over $95 million of residential loans during 1995, of which approximately $17 million or 18% was conforming loan origination and approximately $78 million or 82% was non-conforming loan origination. During 1995, IMC purchased $11.3 million of non-conforming loans from Equitystars. The purchase price of all the assets of Equitystars was paid by delivery to Equitystars of Convertible Preferred Stock. There may be a contingent payout based on the results of operations of Equitystars. See 'Recent Events' and 'Business -- Loans -- Acquisition of Equitystars.'

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994


     Pro forma net income for the year ended December 31, 1995 was $4.0 million, representing an increase of $2.1 million or 117.3% over pro forma net income of $1.9 million for the year ended December 31, 1994. This increase resulted principally from a $7.1 million or 88.6% increase in gain on sale of loans, net of additional securitization transaction expense, to $15.1 million for the year ended December 31, 1995 from $8.0 million for the year ended December 31, 1994. Pro forma net income is calculated on the basis of historical net income, adjusted for a pro forma income tax expense as if the Company had been taxable as a corporation since its inception. In addition, a $1.0 million or 108.8% increase in net warehouse interest income to $1.9 million for the year ended December 31, 1995 from $0.9 million for the year ended December 31, 1994 and a $1.4 million or 1,445.4% increase in servicing fees to $1.5 million for the year ended December 31, 1995 from $0.1 million for the year ended December 31, 1994 also contributed to this increase in pro forma net income. The increase was partially offset by a $1.8 million or 53.5% increase in compensation and benefits to $5.1 million for the year ended December 31, 1995 from $3.3 million for the year ended December 31, 1994 and a $1.5 million or 73.8% increase in selling, general and administrative expenses to $3.5 million for the year ended December 31, 1995 from $2.0 million for the year ended December 31, 1994. The increase in pro forma net income was further offset by a $0.3 million increase in other expenses to $0.3 million for the year ended December 31, 1995 from a negligible amount for the year ended December 31, 1994, a $2.5 million or 148.9% increase in sharing of proportionate value of equity to $4.2 million for the year ended December 31, 1995 from $1.7 million for the year ended December 31, 1994 and a $1.3 million or 112.5% increase in pro forma income tax expense to $2.5 million for the year ended December 31, 1995 from $1.2 million for the year ended December 31, 1994.


     Revenues. The following table sets forth information regarding components of the Company's revenues for the years ended December 31, 1994 and 1995:

                                                                   YEAR ENDED DECEMBER 31,
                                                                  --------------------------
                                                                     1994           1995
                                                                  -----------    -----------

Gain on sale of loans..........................................    $8,583,277    $20,680,848
Additional securitization transaction expense..................      (560,137)    (5,547,037)
                                                                  -----------    -----------
     Gain on sale of loans, net................................     8,023,140     15,133,811
                                                                  -----------    -----------
Warehouse interest income......................................     2,510,062      7,884,679
Warehouse interest expense.....................................    (1,610,870)    (6,006,919)
                                                                  -----------    -----------
     Net warehouse interest income.............................       899,192      1,877,760
                                                                  -----------    -----------
Servicing fees.................................................        99,224      1,543,339
Other..........................................................     1,072,855      1,117,903
                                                                  -----------    -----------
     Total revenues............................................   $10,094,411    $19,672,813
                                                                  -----------    -----------
                                                                  -----------    -----------

     Gain on Sale of Loans, Net. Gain on sale of loans, net, which arose primarily from securitizations, includes all related revenues and costs, including the proceeds from sales of residual class certificates, the value of such certificates, hedging gains or losses and underwriting fees and other related securitization expenses and fees. See ' -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.' For the year ended December 31, 1995, gain on sale of loans increased to $20.7 million from $8.6 million, an increase of 140.9%, reflecting increased loan production and securitizations in the 1995 period. The total volume of loans produced increased by 119.7% to $621.6 million for the year ended December 31, 1995 as compared with a total volume of $282.9 million in 1994. Originations by the correspondent network increased 132.9% to $543.6 million in 1995 from $233.5 million in 1994, while production from the Company's broker network and direct lending operations increased to $78.0 million or 57.6% for the year ended December 31, 1995 from $49.5 million for the year ended

December 31, 1994. Production volume increased during the period due to: (i) the Company's expansion program; (ii) the development of a securitization capability; (iii) the development of a loan servicing capability; and (iv) the Company's ability to finance its growth. In 1995 the Company experienced higher gains as it sold more loans through securitization. Securitizations increased by $290.0 million or 322.2% to $380.0 million in the year ended December 31, 1995 from $90.0 million in the year ended December 31, 1994. The number of approved correspondents increased by 108 or 102.9% to 213 at December 31, 1995 from 105 at December 31, 1994 and the number of brokers increased by 600 or 120.5% to 1,098 at December 31, 1995 from 498 at December 31, 1994. Additional securitization transaction expense increased by $5.0 million or 890.3% to $5.6 million in the year ended December 31, 1995 from $0.6 million in the year ended December 31, 1994. For the year ended December 31, 1995, gain on sale of loans, net, increased to $15.1 million from $8.0 million, an increase of 88.6%, reflecting increased loan production and securitizations in the 1995 period. See ' -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'

     Net Warehouse Interest Income. Net warehouse interest income is interest earned from the Company's mortgage loans which generally carry long-term interest rates, less interest expense on borrowings to finance the funding of such mortgage loans pending receipt of proceeds from their sale. The Company generally sells loans in its inventory within 150 days and finances such loans under its secured borrowing facilities, which bear short-term interest rates. Ordinarily, short-term interest rates are lower than long-term interest rates, and the Company earns net interest income from this difference, or spread, during the period the mortgage loans are held by the Company.

     Net warehouse interest income increased to $1.9 million for the year ended December 31, 1995 from $0.9 million for the year ended December 31, 1994, an increase of 108.8%. The increase in 1995 reflected higher interest income resulting from increased mortgage loan production which was offset by interest costs associated with warehouse facilities. The holding period of loans increased in 1995 from 1994 as the Company increased the portion of its loans in warehouse sold through securitizations.

     Servicing Fees. Servicing fees increased to $1.5 million for the year ended December 31, 1995 from $0.1 million for the year ended December 31, 1994, an increase of 1,455.4%. Servicing fees for the year ended December 31, 1995 were positively affected due to an increase in loans serviced over the prior year. The increase in loans serviced came from the Company's normal purchase and origination channels.

     Other. Other revenues increased by a negligible amount to $1.1 million in the year ended December 31, 1995 from $1.1 million in the year ended December 31, 1994.

     Expenses. The following table sets forth information regarding components of the Company's expenses for the years ended December 31, 1994 and 1995:

                                                                     YEAR ENDED DECEMBER 31,
                                                                    -------------------------
                                                                       1994          1995
                                                                    ----------    -----------

Compensation and benefits........................................   $3,348,236     $5,139,386
Selling, general and administrative expenses.....................    2,000,401      3,477,677
Other............................................................       14,143        297,743
Sharing of proportionate value of equity.........................    1,689,000      4,204,000
                                                                    ----------    -----------
     Total expenses..............................................   $7,051,780    $13,118,806
                                                                    ----------    -----------
                                                                    ----------    -----------

     Compensation and benefits increased by $1.8 million or 53.5% to $5.1 million in the year ended December 31, 1995 from $3.3 million in the year ended December 31, 1994, principally due to an increase in the number of employees to service the Company's increased loan production.

     Selling, general and administrative expenses increased by $1.5 million or 73.8% to $3.5 million in the year ended December 31, 1995 from $2.0 million in the year ended December 31, 1994, principally due to an increase in the volume of loan production.


     Other expenses increased to $0.3 million in the year ended December 31, 1995 from a negligible amount in the year ended December 31, 1994 as a result of increased loan production and securitization volume in 1995.

     The sharing of proportionate value of equity, representing the amount payable under the Conti VSA, increased by $2.5 million or 148.9% to $4.2 million in the year ended December 31, 1995 from $1.7 million in the year ended December 31, 1994. See ' -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 4 to Notes to Consolidated Financial Statements.

     Pro Forma Income Taxes. The effective pro forma income tax rate for the year ended December 31, 1995 was 38.5% which differed from the federal tax rate of 35% primarily due to state income taxes. The increase in pro forma income taxes of $1.3 million or 112.5% to $2.5 million in the year ended December 31, 1995 from $1.2 million in the year ended December 31, 1994 was proportionate to the increase in pre-tax income.

Year Ended December 31, 1994 Compared to the Period from August 12, 1993 (Inception) to December 31, 1993

     The Company commenced operations on August 12, 1993. The period from August 12, 1993 to December 31, 1993 was a start-up period which had low production levels and resulted in a loss. Due to the nature of the period ended December 31, 1993, the inclusion of percentage comparisons would not be meaningful.

     Pro forma net income for the year ended December 31, 1994 was $1.9 million representing an increase of $2.1 million over the $0.2 million pro forma loss for the period ended December 31, 1993. This increase resulted principally from a $7.6 million increase in gain on sale of loans, net of additional securitization transaction expense to $8.0 million for the year ended December 31, 1994 from $0.4 million for the period ended December 31, 1993. Pro forma net income is calculated on the basis of historical net income, adjusted for a pro forma income tax expense as if the Company had been taxable as a corporation since its inception. In addition, a $0.9 million increase in net warehouse interest income to $0.9 million for the year ended December 31, 1994 from a negligible amount for the period ended December 31, 1993, a $0.1 million increase in servicing fees to $0.1 million for the year ended December 31, 1994 from $0 for the period ended December 31, 1993 and a $1.1 million increase in other revenues to $1.1 million for the year ended December 31, 1994 from a negligible amount for the period ended December 31, 1993 also contributed to the increase in pro forma net income. The increase was partially offset by a $2.8 million increase in compensation and benefits to $3.3 million for the year ended December 31, 1994 from $0.5 million for the period ended December 31, 1993 and a $1.6 million increase in selling, general and administrative expenses to $2.0 million for the year ended December 31, 1994 from $0.4 million for the period ended December 31, 1993. The increase in pro forma net income was further offset by a $1.7 million increase in sharing of proportionate value of equity to $1.7 million for the year ended December 31, 1994 from $0 for the period ended December 31, 1993 and a $1.3 million increase in pro forma income tax expense to $1.2 million for the year ended December 31, 1994 from an income tax credit of $0.1 million for the period ended December 31, 1993.

     Revenues.  The  following  table  sets  forth  information  regarding   the
components of the Company's revenues for the periods shown:

                                                           PERIOD ENDED          YEAR ENDED
                                                         DECEMBER 31, 1993    DECEMBER 31, 1994
                                                         -----------------    -----------------

Gain on sale of loans.................................       $ 438,774             $8,583,277
Additional securitization transaction expense.........               0              (560,137)
                                                         -----------------    -----------------
     Gain on sale of loans, net.......................         438,774             8,023,140
                                                         -----------------    -----------------
Warehouse interest income.............................          97,159             2,510,062
Warehouse interest expense............................         (50,709)           (1,610,870)
                                                         -----------------    -----------------
     Net warehouse interest income....................          46,450               899,192
                                                         -----------------    -----------------
Servicing fees........................................               0                99,224
Other.................................................          28,235             1,072,855
                                                         -----------------    -----------------
     Total revenues...................................       $ 513,459           $10,094,411
                                                         -----------------    -----------------
                                                         -----------------    -----------------

     Gain on sale of loans in the year ended December 31, 1994 increased by $8.2 million to $8.6 million from $0.4 million in the period ended December 31, 1993 due to an increase in loan production to $282.9 million in 1994 from $29.6 million in 1993 and the Company's initial securitization in November, 1994. Additional securitization transaction expense increased to $0.6 million in the year ended December 31, 1994 from $0 in the period ended December 31, 1993. Gain on sale of loans, net, increased by $7.6 million to $8.0 million in the year ended December 31, 1994 from $0.4 million in the period ended December 31, 1993. See ' -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'

     Net Warehouse Interest Income. Net warehouse interest income is interest earned from the Company's mortgage loans which generally carry long-term interest rates, less interest expense on borrowings to finance the funding of such mortgage loans pending receipt of proceeds from their sale. The Company generally sells loans in its inventory within 150 days and finances such loans under its secured borrowing facilities, which bear short-term interest rates. Ordinarily, short-term interest rates are lower than long-term interest rates, and the Company earns net interest income from this difference, or spread, during the period the mortgage loans are held by the Company.

     Net warehouse interest income increased to $0.9 million in the year ended December 31, 1994 from a negligible amount in the period ended December 31, 1993, resulting primarily from increased production and a longer holding period for loans towards the end of the year as a result of the Company's initial securitization.

     Servicing Fees. The Company commenced servicing during 1994 and generated servicing revenues of approximately $0.1 million during the year ended December 31, 1994.

     Other. Other revenues, primarily consisting of origination and processing fees, increased to $1.1 million in the year ended December 31, 1994 from a negligible amount in the period ended December 31, 1993 due to increased production and the expansion of the broker network and direct lending operations which generate origination income and processing fees.

     Expenses. The following table sets forth information regarding components of the Company's expenses for the periods shown:

                                                                     PERIOD ENDED          YEAR ENDED
                                                                   DECEMBER 31, 1993    DECEMBER 31, 1994
                                                                   -----------------    -----------------

Compensation and benefits.......................................       $ 507,904           $ 3,348,236
Selling, general and administrative expenses....................         355,526             2,000,401
Other...........................................................               0                14,143
Sharing of proportionate value of equity........................               0             1,689,000
                                                                   -----------------    -----------------
     Total expenses.............................................       $ 863,430           $ 7,051,780
                                                                   -----------------    -----------------
                                                                   -----------------    -----------------

     Compensation and benefits increased by $2.8 million to $3.3 million in the year ended December 31, 1994 from $0.5 million in the period ended December 31, 1993. This increase was generated by the increase in loan production due to the growth of the business and the increase in the period of operations to 12 months from approximately four months.

     Selling, general and administrative expenses increased by $1.6 million to $2.0 million in the year ended December 31, 1994 from $0.4 million in the period ended December 31, 1993. This increase was generated by the increased production due to the growth of the business and the increase in the period of operations to 12 months from approximately four months.

     There was no material change in other expenses between periods.

     Sharing of proportionate value of equity increased to $1.7 million in the year ended December 31, 1994 from $0 in the period ended December 31, 1993 as a result of the increase in the equity of the Company. See ' -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity.'

     Pro Forma Income Taxes. The effective pro forma income tax rates for the year ended December 31, 1994 and the period ended December 31, 1993 were 39.0% and 38.3%, respectively, which differed from the federal tax rate of 35% primarily due to state income taxes. The increase in pro forma income tax expense of $1.3 million from a $0.1 million pro forma income tax benefit in the 1993 period to $1.2 million income tax provision in the year ended December 31, 1994 was proportionate to the change in pre-tax income.

FINANCIAL CONDITION

March 31, 1996 Compared to December 31, 1995

     Mortgage loans held for sale at March 31, 1996 were $257.5 million, representing an increase of $64.5 million or 33.4% over mortgage loans held for sale of $193.0 million at December 31, 1995. This increase was a result of increased loan origination and purchasing as the Company expanded into new states and as well as increased origination and purchasing efforts in states in which the Company had an existing market presence.

     I/O and residual certificates at March 31, 1996 were $22.9 million, representing an increase of $8.8 million or 62.8% over I/O and residual certificates of $14.1 million at December 31, 1995. This increase was a result of the completion of one securitization.

     Warehouse financing facilities at March 31, 1996 were $261.4 million, representing an increase of $71.6 million or 37.7% more than warehouse financing facilities of $189.8 million at December 31, 1995. This increase was primarily a result of increased loan originations and purchases.

     Term debt at March 31, 1996 was $23.7 million, representing an increase of $12.6 million or 112.9% more than term debt of $11.1 million at December 31, 1995. This increase was primarily a result of financing the additional securitization.

     Stockholders' equity at March 31, 1996 was $12.1 million, representing an increase of $6.5 million or 116.1% over stockholders' equity of $5.6 million at December 31, 1995. This increase was primarily a result of the conversion of the Conti VSA into the Conti Option.

December 31, 1995 Compared to December 31, 1994

     Mortgage loans held for sale at December 31, 1995 were $193.0 million, representing an increase of $164.0 million or 565.6% over mortgage loans held for sale of $29.0 million at December 31, 1994. This increase was a result of increased loan origination and purchasing as the Company expanded into new states and as well as increased its origination and purchasing efforts in states in which the Company has an existing market presence.

     I/O and residual certificates at December 31, 1995 were $14.1 million, representing an increase of $10.7 million or 313.5% over I/O and residual certificates of $3.4 million at December 31, 1994. This increase was the result of completing two securitizations.

     Warehouse financing facilities at December 31, 1995 were $189.8 million, representing an increase of $162.1 million or 584.5% more than warehouse financing facilities of $27.7 million at December 31, 1994. This increase was primarily a result of the Company's increased loan purchases and originations.


     Term debt and convertible debenture at December 31, 1995 was $11.1 million, representing an increase of $11.1 million over December 31, 1994. This increase was primarily a result of the Company's securitizations and the financing thereof.


     Stockholders' equity at December 31, 1995 was $5.6 million, representing a decrease of $0.3 million or 4.2% from stockholders' equity of $5.9 million at December 31, 1994. This decrease, which is negligible, represents the difference between net income and distributions.

LIQUIDITY AND CAPITAL RESOURCES

     The Company uses its cash flow from loans sold through securitizations, whole loan sales, loan origination fees, processing fees, net interest income, servicing fees and borrowings under its warehouse facility and standby facility to meet its working capital needs. The Company's cash requirements include the funding of loan purchases and originations, payment of interest expenses, funding the over-collateralization requirements for securitizations, operating expenses, income taxes and capital expenditures.

     Adequate credit facilities and other sources of funding, including the ability of the Company to sell loans, are essential to the continuation of the Company's ability to purchase and originate loans. As a result of increased loan purchases and originations and its growing securitization program, the Company has operated, and expects to continue to operate, on a negative cash flow basis. During fiscal 1994 and 1995 and the three months ended March 31, 1996, the Company raised through its financing activity cash of $21.4 million, $167.7 million and $83.4 million, respectively. The Company's sale of loans through securitizations has resulted in a significant increase in the amount of gain on sale recognized by the Company. The recognition of this excess servicing spread has a negative impact on the cash flow of the Company because significant costs are incurred upon closing of the securitization transactions and the Company is required to pay state and federal income taxes on the gain on sale in the period recognized. The Company does, however, receive the cash representing the gain in later periods, as the related loans are repaid or otherwise collected. During the same periods, the Company received cash of $0.1 million, $1.2 million and $0.8 million, respectively, related to I/O and residual certificates. The Company borrows funds on a short-term basis to support the accumulation of loans prior to sale. These short-term borrowings are made under warehouse lines of credit with various lenders.

     At March 31, 1996, the Company had available warehouse lines of credit totaling $645.0 million for financing the acquisition of mortgage loans held for sale, $261.4 million of which was outstanding at March 31, 1996. Of the warehouse lines of credit available at March 31, 1996, the full amount matures within one year. Interest rates on these facilities ranged from 6.3% to 6.9% as of March 31, 1996. Outstanding borrowings under these lines of credit are secured by all of the Company's mortgage loans held for sale and warehouse financing due from stockholders. Upon the sale of these loans and repayment of warehouse financing due from stockholders, the related amounts outstanding under the lines will be repaid.

     At March 31, 1996, the Company also had available a standby facility totaling $25.0 million. Outstanding borrowings under this facility are secured by the Company's interest in the I/O and residual certificates. At March 31, 1996, outstanding borrowings under this facility were $15.0 million, accruing interest at a rate of 7.1% per annum. This agreement terminates in January, 2000. The facility includes the $10.0 million Additional Draw which must be repaid with a portion of the net proceeds from the Public Offering. The Company intends to borrow the full $25.0 million available under this facility by the time of the Public Offering.

     On March 20, 1996, the Company issued the $1.8 million convertible secured Rotch Debenture. The Rotch Debenture matures on September 20, 1996 at which time the Company may extend the maturity for an additional six-month period, subject to a 1% gross renewal fee. Interest is calculated at a rate of LIBOR plus 1%. Rotch has the right to convert the Rotch Debenture into Common Stock at any time prior to maturity at a conversion price per share of 93% of the price at which the Company sells its Common Stock in the Public Offering. The Rotch Debenture is expected to be repaid in full from a portion of the proceeds of the Public Offering.

     In February, 1996, the Company borrowed $2.9 million under a one-year agreement bearing interest at 1.25% per annum in excess of LIBOR to finance certain I/O and residual classes of certificates which were secured by such I/O and residual certificates.

     On January 12, 1996, Lakeview, an affiliate of one of the Industry Partners, extended the $7.0 million Lakeview Facility to the Company. Such credit facility, which had an outstanding balance of $4.0 million as of March 31, 1996, is expected to be repaid in full from a portion of the proceeds of the Public Offering. The Lakeview Facility provides that if it is still outstanding on September 30, 1996, then Lakeview has the right to require that the Company grant to Lakeview a second lien on the Company's I/O and residual certificates.

     The Company's warehouse lines and standby facility contain various affirmative and negative covenants customary for credit arrangements of their type and which the Company believes will not have a material effect on its operations, growth and financial flexibility. The warehouse lines and standby facility also contain certain financial covenants requiring the maintenance of certain debt-to-equity or debt-to-net worth ratios, restricting distributions to equity holders and capital expenditures as well as establishing limits on the ability of the Company to incur unsecured indebtedness. The Company does not believe that the existing financial covenants will restrict its operations or growth within the next 12 months. Management believes the Company is in compliance with all such covenants under these agreements.

     The Company purchases and originates mortgage loans and then sells them primarily through securitizations. At the time of securitization and the delivery of the loans, the Company recognizes gain on sale based on a number of factors including the difference, or 'spread' between the interest rate on the loans and the interest rate on the treasury security with a maturity corresponding to the anticipated life of the loans. If interest rates rise between the time the Company originates or purchases the loans and the time the loans are priced at securitization, the spread narrows, resulting in a loss in value of the loans. To protect against such losses, the Company hedges the value of the loans through the short sale of treasury securities. Prior to hedging, the Company performs an analysis of its loans taking into account, among other things, interest rates and maturities to determine the amount, type (usually three and five years), duration (usually less than three months) and proportion of each treasury security to sell short so that the risk to the value of the loans is more effectively hedged. The Company will execute the sale of the treasury securities (with large, reputable securities firms including ContiFinancial) and uses the proceeds received to acquire treasury securities under repurchase agreements. These securities are designated as hedges in the Company's records and are closed out when the loans are sold.

     If the value of the hedges decreases, offsetting an increase in the value of the loans, the Company, upon settlement with its counterparty, will pay the hedge loss in cash and realize the corresponding increase in the value of the loans as part of its I/O and residual certificates. Conversely, if the value of the hedges increase, offsetting a decrease in the value of the loans, the Company, upon settlement with its counterparty, will receive the hedge gain in cash and realize the corresponding decrease in the value of the loans through a reduction in the value of the corresponding I/O and residual certificates.

     The Company believes that its hedging activities using treasury securities are substantially similar in purpose, scope and execution to customary hedging activities using treasury securities engaged in by its competitors.

     While most of the Company's strategies for expansion have been formulated so as to require minimal cash outlay to implement, establishing branch offices for direct originations and other strategies may require greater cash commitments. If any of the Company's strategies are successful, they will result in greater loan purchases and originations, larger or more frequent securitizations and, therefore, greater liquidity needs. Funds available under the Company's current warehouse and other credit facilities and the net proceeds from the Public Offering are expected to be sufficient to fund the Company's liquidity requirements, including the implementation of each of its business strategies, for the next 12 months. Consequently, the Company anticipates that it will need to arrange for additional external cash resources by July, 1997 through additional financing. The Company has no commitments for additional external financing and there can be no assurance that the Company will be successful in consummating any such financing transactions in the future on terms the Company would consider favorable. The Company's current warehouse and credit facilities generally are subject to one-year terms. Certain agreements have automatic renewal features subject to the absence of defaults and creditor notification of termination. The Company's business and growth strategies over the next twelve months are dependent on the Company's ability to maintain its current warehouse and credit facilities and the Company's growth beyond the next 12 months is dependent on the ability to acquire additional credit lines. While the Company anticipates that it will be able to meet its warehouse and credit needs for the next 12 months through its current facilities, and has no reason to believe that additional credit facilities will be unavailable if future operations are consistent with current performance, there can be no assurance either that the Company's current creditors will renew their facilities as they expire or that the Company will be able to acquire additional credit lines. See 'Risk Factors -- Dependence on Funding Sources.'

INFLATION

     Inflation has had no material effect on the Company's results of operations. Inflation affects the Company most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation.

     Profitability may be directly affected by the level and fluctuation in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to purchase and originate loans and affect the mix of first and second mortgage loan products. Generally, first mortgage production increases relative to second mortgage production in response to low interest rates and second mortgage production increases relative to first mortgage production during periods of high interest rates. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent servicing rights and I/O and residual classes of certificates have been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such servicing rights and I/O and residual certificates that has been capitalized on the books of the Company, adversely impacting earnings. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending sales and the interest paid by the Company for funds borrowed under the Company's warehouse facilities. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company have long-term rates, while the senior interests in the related REMIC trusts are priced on the basis of intermediate rates.

     Since 1994, ContiFinancial has received certain I/O and residual certificates in exchange for cash to provide a source of cash flow to fund the Company's growing securitization program and other liquidity needs. Although the Company intends to lessen its reliance on the disposition of I/O and residual certificates to third parties to meet its cash flow needs, no assurance can be given that such transactions will not be necessary in the future.

     The net proceeds from the Public Offering will be used by the Company for the repayment of debt, general corporate purposes, including funding loan originations and purchases, supporting securitization transactions (including the retention of I/O and residual certificates) and other working capital needs. See 'Use of Proceeds.'

RECENT EVENTS

Commencement of UK Operations

     The Company commenced operations in the UK in April, 1996 through Preferred Mortgages, a joint venture formed in March, 1996, of which the Company owns 45%. Through Preferred Mortgages, the Company intends to serve what management believes to be an underserved segment of the home equity market in the UK by lending to borrowers with impaired credit profiles similar to its domestic customers. The Company paid $2.1 million, 50% of which was paid for in Common Stock and 50% of which was paid for with a note receivable, for its interest in Preferred Mortgages.

Recent Securitization

     In April, 1996, the Company completed its sixth securitization through a public offering of securities in the aggregate amount of $200.0 million. The securities sold in the securitization were rated AAA/Aaa and had a weighted average pass-through rate of 7.0% for the fixed-rate tranches plus an adjustable rate tranche initially set at 7.3%. As part of its cash flow management strategy, the securitization was structured so that ContiFinancial received, in exchange for cash, 25% of the residual interests of such securitization.

CHANGE IN CERTIFYING ACCOUNTANT

Termination of Certifying Accountant

     IMC terminated the engagement of Deloitte & Touche LLP ('D&T') as its independent accountants, effective December, 1995 after completing the audit for the year ended December 31, 1994.

The decision to terminate D&T was approved by the Board of Directors of IMCI, the general partner of IMC.

     The audit reports of D&T on the financial statements of IMC for the period from inception to December 31, 1993 and for the year ended December 31, 1994, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     There were no disagreements with D&T during the period from inception to December 31, 1993 and for the fiscal year ended December 31, 1994, or in any subsequent interim period through the date of this Prospectus on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to such disagreement in connection with its opinion on IMC's financial statements.

     A letter from D&T is filed with the registration statement of which this Prospectus is a part as Exhibit 16.1.

Engagement of New Certifying Accountant

     Effective December, 1995, IMC engaged Coopers & Lybrand L.L.P. to serve as independent accountants to audit and certify IMC's financial statements. Pursuant to this engagement, Coopers & Lybrand L.L.P. has audited IMC's financial statements for the period from inception to December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996.

                                    BUSINESS

     IMC is a specialized consumer finance company engaged in purchasing, originating, servicing and selling home equity loans secured primarily by first liens on one- to four-family residential properties. The Company focuses on lending to individuals whose borrowing needs are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles and other factors. Loan proceeds typically are used by the Company's borrowers for a variety of purposes such as to consolidate debt, to finance home improvements and to pay educational expenses. By focusing on individuals with impaired credit profiles and by providing prompt responses to their borrowing requests, the Company has been able to charge higher interest rates for its loan products than typically are charged by conventional mortgage lenders.

     IMC was formed in 1993 by a team of executives experienced in the non-conforming home equity loan industry. IMC was originally structured as a partnership, with the limited partners consisting of the Industry Partners and certain members of management. The original Industry Partners included: American Industrial Loan Association; Champion Mortgage Co. Inc.; Cityscape Corp.; Equitysafe, a Rhode Island General Partnership; Investors Mortgage, a Washington LP; Mortgage America Inc.; Residential Money Centers; First Government Mortgage and Investors Corp.; Investaid Corp.; and New Jersey Mortgage and Investment Corp.; The Money Store and Equity Mortgage, a Maryland LP, became Industry Partners in 1994. Branchview, Inc. became an Industry Partner in 1995.

     IMC purchases and originates home equity loans through a diversified network of 248 correspondents, which includes the Industry Partners, and 1,348 mortgage loan brokers and, to a lesser extent, on a retail basis through its recently initiated direct consumer lending effort. Since its inception in August, 1993, IMC has experienced considerable growth in loan production, with total purchases and originations of $29.6 million, $282.9 million, $621.6 million and $264.0 million in 1993, 1994, 1995 and the first three months of 1996, respectively. IMC's network of correspondents accounted for 82.5%, 87.5% and 89.6% of IMC's loan production in 1994, 1995 and the first three months of 1996, respectively, with the largest correspondent contributing 7.1%, 9.7% and 9.5% of total loan production in such periods. Through its network of approved mortgage brokers, IMC generated 17.5%, 10.7% and 8.0% of its loan production in 1994, 1995 and the first three months of 1996, respectively. IMC's direct consumer lending effort contributed approximately 1.8% and 2.4% for 1995 and for the first three months of 1996, respectively. IMC is seeking to expand its direct consumer lending by opening branch offices and expanding its use of advertising, direct mail and other marketing strategies.

     The Industry Partners are currently required to sell to IMC, under market terms and conditions, an aggregate of $102.0 million, on average, of home equity loans per year. IMC has consistently purchased loan production from the Industry Partners in excess of their aggregate annual commitment. Concurrent with the Public Offering, the majority of the Industry Partners have agreed to increase their annual loan sale commitment, or the economic equivalent, to an aggregate of $162.0 million. See 'Certain Relationships and Related Transactions.'

     IMC sells its loans through securitizations, which involve the private placement or public offering of asset-backed securities, and whole loan sales, which involve selling blocks of loans to individual purchasers. Whole loan sales have declined from 100% of total loan sales in 1993 (prior to IMC's first securitization of its loans) to 15.3% of total loan sales in 1995. Each of IMC's securitizations has been credit-enhanced by an insurance policy provided through a monoline insurance company to receive ratings of Aaa from Moody's and AAA from Standard & Poor's. Through April 30, 1996, the Company had completed six AAA/Aaa-rated REMIC securitizations totaling $845.0 million. As of December 31, 1995 and March 31, 1996, IMC had a servicing portfolio of $535.8 million and $783.4 million, respectively.


     IMC has had a financing and investment banking relationship with ContiFinancial since 1993. As part of this relationship, ContiFinancial has provided warehouse and revolving credit facilities to IMC and acted as placement agent and underwriter of its securitizations. In addition, as part of its cash flow management strategy, the securitizations were structured so that ContiFinancial received, in exchange for cash, a portion of the residual interests in such securitizations. These transactions reduced IMC's gain on sale of loans by approximately $0.6 million in 1994, $5.5 million in 1995 and $2.8 million during the first three months of 1996. ContiFinancial also holds the Conti Warrant.

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
     Loan purchases and originations increased 119.7% from $282.9 million in 1994 to $621.6 million in 1995, and the Company's servicing portfolio increased 482.4% from $92.0 million to $535.8 million. During this same period, the Company's total revenues increased 94.9% from $10.1 million to $19.7 million, pro forma net income increased 117.3% from $1.9 million to $4.0 million and pre-tax income before the Conti VSA increased 127.4% from $4.7 million to $10.8 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 4 to Notes to Consolidated Financial Statements.

BUSINESS STRATEGY

     IMC is following these strategies for expansion: (i) increasing the number of correspondents and brokers in its networks and increasing the amount of loans purchased or originated from correspondents (including the Industry Partners) and brokers; (ii) expanding its direct consumer lending; (iii) acquiring additional loan production capability through acquisitions of correspondents;
(iv) generating loan production in the home equity market in the UK; and (v) broadening its product offerings.

Expansion of Correspondent and Broker Networks

     In 1995 and the three months ended March 31, 1996, 87.5% and 89.6% of IMC's loan production was purchased or originated through its correspondent network, respectively, and 10.7% and 8.0% was purchased or originated through its broker network, respectively. IMC intends to continue to increase its loan production from correspondents and brokers by expanding its networks to include new correspondents and brokers and increasing the efficiency and production of the correspondents and brokers that are a part of IMC's network. IMC plans to implement this strategy of increasing its market share through geographic expansion, tailored marketing strategies and a continued focus on servicing smaller correspondents in cities which have historically been underserved. IMC believes that it strengthens its relationships with correspondents and brokers by providing attractive products and responsive service in conjunction with consistent underwriting, substantial funding sources and competitive prices.

Expansion of Direct Consumer Lending

     IMC intends to expand its direct consumer lending efforts by opening eight new branch offices nationwide to reach a total of 17 by the end of 1996. The branch offices will allow IMC to focus on developing contacts with individual borrowers, local brokers and referral sources such as accountants, attorneys and financial planners, with a view toward expanding its direct consumer loan business. In addition, IMC's direct consumer loan expansion strategy involves:
(i) targeting cities where the population density and economic indicators are favorable for home equity lending, the foreclosure rate is within normal ranges and the non-conforming loan market has been underserved; (ii) testing the target market prior to the establishment of a branch office, where local regulations permit, via newspaper, radio, direct mail advertising and through a toll-free telephone number which routes borrower inquiries directly to a loan officer in the Tampa, Florida office; (iii) if test marketing is positive, establishing a small branch office, generally with an initial staff of two business development representatives; and (iv) setting up branch offices in executive office space with short-term leases, which eliminates the need for IMC to pay high startup costs for office equipment, furniture and leasehold improvements, and allows IMC to exit the market easily if the office is not successful.

Expansion Through Acquisitions

     IMC intends to strengthen its loan production capabilities not only through internal growth, but also through acquisitions from time to time. IMC's management believes that acquisitions not only accelerate the pace of growth, but also are often the most cost-effective growth strategy, enabling IMC to realize significant economies of scale in the securitization and mortgage servicing businesses. IMC will continue to seek out candidates for acquisition which operate in geographic and product areas that complement its existing businesses. These candidates may include both correspondents and brokers. In January, 1996, IMC completed the Equitystars Acquisition which expanded the Company's operations in New England in both the non-conforming and conforming mortgage loan markets. See ' -- Loans -- Acquisition of Equitystars.'

Commencement of UK Operations

     IMC commenced operations in the UK in April, 1996 through Preferred Mortgages, a UK joint venture. The participants in the joint venture are IMC, Foxgard and FSA. Preferred Mortgages is owned 45% by IMC, 45% by Foxgard and 10% by FSA. Through Preferred Mortgages, IMC intends to serve what management believes to be an underserved segment of the home equity market in the UK by lending to borrowers with impaired credit profiles similar to its domestic customers. Preferred Mortgages plans to market its products and services directly to UK borrowers by means of newspaper, radio and television advertising, in addition to direct mail. Preferred Mortgages plans to adapt the loan application procedures, appraisal procedures and underwriting procedures used by IMC to the UK market, while directing its underwriting and processing staff to provide prompt, efficient and reliable service to the UK broker community. Preferred Mortgages has received a commitment for a `L'47.5 million (approximately $73.1 million as of June 20, 1996) line of credit from National Westminster Bank, PLC for the purchase and origination of mortgage loans (the 'NatWest Facility'), and FSA has agreed to provide an insurance policy as credit enhancement for the NatWest Facility.

Broadening Product Offerings

     IMC frequently reviews its pricing and loan offerings for competitiveness relative to the market. IMC introduces new loan products to meet the needs of its correspondents, brokers and borrowers and to expand its market share to new customers who are not traditionally a part of IMC's market.

     Preferred Partners Program. IMC designed a program for traditional mortgage lenders (the 'Preferred Partners Program') for the benefit of mortgage companies that are attempting to diversify their product offering in the non-conforming loan business. For correspondents participating in the Preferred Partners Program (the 'Preferred Partners'), IMC acts as a consultant in all critical areas of the non-conforming loan business, including marketing, regulatory compliance, underwriting, risk-adjusted pricing, processing, funding, servicing and selling loans. Experienced personnel from IMC work on-site with a Preferred Partner, conducting internal training of employees of the Preferred Partner to introduce an understanding of the credit profile of the non-conforming borrower. In return, IMC is contractually granted the right of first refusal to purchase all non-conforming mortgage originations of the Preferred Partner for the first 24 months of its participation in the Preferred Partners Program.

     Since inception in November, 1995, three Preferred Partner relationships have been formed with companies ranging in conforming production size from approximately $300 million per year to $3 billion per year. IMC believes that the Preferred Partners Program provides an opportunity for increasing its volume of loan purchases. IMC's initial target is to develop 15 Preferred Partners, each producing from $2 million to $3 million per month in non-conforming loan originations for sale to IMC.

     Home Equity Line of Credit ('HELOC'). IMC is developing a HELOC product, which will enable customers to borrow on a revolving basis against the equity of their homes. After repayment of the initial advance, the availability of credit under the line will increase in proportion to the amount repaid. In the past, this type of product has been offered primarily by commercial banks due to the complexity of the methodology necessary to process and maintain the loans. IMC has developed the methodology to facilitate the HELOC program through an agreement with a large commercial bank. This new product will offer the convenience of a revolving mortgage credit line to the non-conforming borrower. IMC will offer HELOCs to borrowers using the same general underwriting criteria IMC uses for its non-conforming lending business. IMC expects to introduce the HELOC program to its customers in the second half of 1996.

LOANS

Overview

     IMC's consumer finance activities consist primarily of purchasing, originating, selling and servicing mortgage loans. The vast majority of these loans are secured by first or second mortgages on one- to four-family residences with the balance secured by small multi-family residences and mixed-use properties. Once loan applications have been received, the underwriting process completed and the loans funded, IMC typically packages the loans in a portfolio and sells the portfolio, either through a securitization or directly on a whole loan basis to institutional purchasers. IMC retains the right to service the loans that it securitizes and may release the right to service the loans it sells through whole loan sales.

Loan Purchases and Originations

     IMC purchases and originates loans in 48 states and the District of Columbia through its networks of 248 correspondents and 1,348 brokers, and through its nine branch offices.

     The following table shows channels of loan purchases and originations for the periods shown:

                                                              PERIOD
                                                               FROM
                                                            INCEPTION
                                                           (AUGUST 12,
                                                              1993)             YEAR ENDED          THREE MONTHS
                                                             THROUGH           DECEMBER 31,             ENDED
                                                           DECEMBER 31,    --------------------       MARCH 31,
                                                               1993          1994        1995           1996
                                                           ------------    --------    --------    ---------------
                                                                           (DOLLARS IN THOUSANDS)

Correspondent(1):
     Principal balance..................................     $ 28,008      $233,460    $543,635       $ 236,537
     Average principal balance per loan.................           66            66          62              65
     Combined weighted average loan-to-value ratio(2)...         66.6%         69.2%       70.6%           71.2%
     Weighted average interest rate.....................         10.2          11.2        12.1            11.5

Broker:
     Principal balance..................................       $1,600       $49,376     $66,584         $21,079
     Average principal balance per loan.................           55            56          47              54
     Combined weighted average loan-to-value ratio(2)...         70.9%         71.8%       72.6%           74.6%
     Weighted average interest rate.....................         11.2          12.0        12.0            11.2

Direct consumer loan originations:
     Principal balance..................................           $0           $88     $11,410          $6,371
     Average principal balance per loan.................            0            88          49              48
     Combined weighted average loan-to-value ratio(2)...          0.0%         80.0%       72.6%           73.9%
     Weighted average interest rate.....................          0.0          11.3        11.7            11.1

Total loan purchases and originations:
     Principal balance..................................     $ 29,608      $282,924    $621,629       $ 263,987
     Average principal balance per loan.................           65            64          60              64
     Combined weighted average loan-to-value ratio(2)...         66.8%         69.7%       70.9%           71.5%
     Weighted average interest rate.....................         10.3          11.4        12.1            11.4

- ------------

(1) Includes purchases from the Industry Partners with principal balances of $14.3 million, or 48.3% of total purchases and originations, for the period ended December 31, 1993, $116.0 million, or 41.0% of total purchases and originations, for the year ended December 31, 1994, $148.4 million, or 23.9% of total purchases and originations, for the year ended December 31, 1995 and $63.9 million, or 24.2% of total purchases and originations, for the three months ended March 31, 1996.

(2) The weighted average loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination. The weighted average loan-to-value ratio of loans secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

     The following table shows channels of loan purchases and originations on a quarterly basis for the fiscal quarters shown:

                                                                   THREE MONTHS ENDED
                                       ---------------------------------------------------------------------------
                                       MARCH 31,      JUNE 30,      SEPTEMBER 30,      DECEMBER 31,      MARCH 31,
                                         1995           1995            1995               1995            1996
                                       ---------      --------      -------------      ------------      ---------
                                                                 (DOLLARS IN THOUSANDS)

Correspondent(1):
     Principal balance..............   $ 103,296      $104,727        $ 133,857          $201,755        $ 236,537
     Average principal balance per
       loan.........................          66            58               60                64               65
     Combined weighted average
       loan-to-value ratio(2).......        69.7%         70.1%            70.8%             71.2%            71.2%
     Weighted average interest
       rate.........................        12.5          12.6             12.1              11.8             11.5

Broker:
     Principal balance..............     $14,948       $17,327          $17,297           $17,012          $21,079
     Average principal balance per
       loan.........................          52            46               45                48               54
     Combined weighted average
       loan-to-value ratio(2).......        72.7%         72.5%            72.7%             72.6%            74.6%
     Weighted average average
       interest rate................        12.5          12.3             11.8              11.3             11.2

Direct consumer loan originations:
     Principal balance..............      $1,141        $2,613           $3,836            $3,820           $6,371
     Average principal balance per
       loan.........................          52            47               49                50               48
     Combined weighted average
       loan-to-value ratio(2).......        73.8%         70.0%            73.3%             73.2%            73.9%
     Weighted average interest
       rate.........................        12.4          11.9             11.6              11.4             11.1

Total loan purchases and
  originations:
     Principal balance..............   $ 119,385      $124,667         $154,990          $222,587        $ 263,987
     Average principal balance per
       loan.........................          64            56               57                62               64
     Combined weighted average
       loan-to-value ratio(2).......        70.1%         70.5%            71.0%             71.4%            71.5%
     Weighted average interest
       rate.........................        12.5          12.5             12.0              11.8             11.4

- ------------

(1) Includes purchases from the Industry Partners of an aggregate principal balance of $148.4 million, or 23.9% of total purchases and originations, for the year ended December 31, 1995 and $63.9 million, or 24.2% of total purchases and originations, for the three months ended March 31, 1996.

(2) The weighted average loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination. The weighted average loan-to-value ratio of loans secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

     The following table shows lien position, weighted average interest rates and loan-to-value ratios for the periods shown.

                                                                   PERIOD FROM
                                                                    INCEPTION
                                                                   (AUGUST 12,
                                                                      1993)          YEAR ENDED       THREE MONTHS
                                                                     THROUGH        DECEMBER 31,         ENDED
                                                                   DECEMBER 31,    ---------------     MARCH 31,
                                                                       1993        1994       1995        1996
                                                                   ------------    ----       ----    ------------

First mortgage:
     Percentage of total purchases and originations.............       88.3%       82.4%      77.0%       90.3%
     Weighted average interest rate.............................       10.2        11.3       12.1        11.4
     Weighted average initial loan-to-value ratio(1)............       67.3        69.8       70.7        71.4

Second mortgage:
     Percentage of total purchases and originations.............       11.7%       17.6%      23.0%        9.7%
     Weighted average interest rate.............................       11.1        11.7       12.4        11.7
     Weighted average initial loan-to-value ratio(1)............       61.9        68.8       71.7        71.9

- ------------

(1) The weighted average loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination. The weighted average loan-to-value ratio of loans secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

     Correspondents. The majority of IMC's loan volume is purchased through correspondents. For the year ended December 31, 1995, $543.6 million or 87.5% of IMC's loan purchases and originations were purchased through the mortgage correspondent network as compared with $233.5 million or 82.5% of IMC's loan purchases and originations for the year ended December 31, 1994. During the three months ended March 31, 1996, $236.5 million or 89.6% of IMC's loan purchases and originations were so acquired. The Industry Partners contributed $14.3 million or 48.3% of total purchases and originations for the period ended December 31, 1993, $116.0 million or 41.0% for the year ended December 31, 1994, $148.4 million or 23.9% for the year ended December 31, 1995 and $63.9 million or 24.2% for the three months ended March 31, 1996. No single correspondent contributed 10.0% or more of IMC's total loan purchases and originations in 1994, 1995 or the first three months of 1996.

     IMC has a list of approved correspondents from which it will purchase loans on a wholesale basis. Prior to approving a financial institution or mortgage banker as a loan correspondent, IMC performs an extensive investigation of, among other things, the proposed loan correspondent's lending operations, its licensing or registration and the performance of its previously originated loans. The investigation includes contacting the agency that licenses or registers such loan correspondent and other purchasers of the correspondent's loans and reviewing the correspondent's financial statements. IMC requires that the correspondent remain current on all licenses required by federal and state laws and regulations and that it maintain sufficient equity to fund its loan operations. IMC periodically reviews and updates the information it has relating to each approved correspondent to insure that all legal requirements are current and that lending operations continue to meet IMC's standards.

     Before purchasing loans from correspondents, IMC requires that each loan correspondent enter into a purchase and sale agreement with customary representations and warranties regarding such loans. Correspondents will then sell loans to IMC either on a flow basis or through block sales. IMC will make a flow basis purchase when a correspondent approaches IMC with the application of a prospective borrower. Because the correspondent has not granted a loan, IMC has the opportunity to preapprove the loan. In the preapproval process, the correspondent provides IMC with information about the borrower and the collateral for the potential loan, including the applicant's credit, employment history, current assets and liabilities, a copy of recent tax returns and the estimated property value of the collateral. If IMC pre-approves the loan, the correspondent lends to the borrower pursuant to certain IMC guidelines. After the correspondent has made the loan, IMC purchases the loan from the correspondent. A block purchase occurs when the correspondent has made numerous loans without seeking preapproval from IMC. The correspondent offers a block of loans to IMC, and IMC will purchase those loans in the block that meet its underwriting standards.

     Brokers. For the year ended December 31, 1995 and the three months ended March 31, 1996, IMC originated $66.6 million or 10.7% and $21.1 million or 8.0%, respectively, of loans through broker transactions. As with correspondents, IMC maintains an approved list of brokers. Brokers become part of IMC's network after IMC performs a thorough license and credit check. If a broker is approved, IMC will accept loan applications from the broker for prospective borrowers. Because brokers may submit loan applications to several prospective lenders simultaneously, IMC makes every effort to provide a quick response. IMC will process each application given by a broker from a prospective borrower and grant or deny preliminary approval of the application within one business day. In the case of an application denial, IMC will make all reasonable attempts to insure that there is no missing information concerning the borrower that might change the decision on the loan. In addition, IMC emphasizes service to the broker and loan applicant by having loan processors follow the loan from the time of the initial application, through the underwriting verification and audit process, to the funding and closing process. Because brokers collect fees from the borrower and are not compensated by IMC, IMC believes that consistent underwriting, quick response times and personal service are critical to successfully originating broker loans.

     Direct Consumer Loans. For the year ended December 31, 1995 and the three months ended March 31, 1996, IMC originated $11.4 million or 1.8% and $6.4 million or 2.4%, respectively, of loans directly to borrowers through its branch offices. IMC has nine branch offices in Iowa, Georgia, Missouri, Wisconsin, Colorado, Florida, Arizona, Washington and Illinois. Prior to the establishment of a branch office, where local regulations permit, IMC tests the target market via newspaper radio and direct mail advertising and through a toll-free telephone number which routes borrower inquiries directly to a loan officer in the Tampa, Florida office. If test marketing is positive, the branch offices are staffed with two business development representatives and established in executive office space with short-term leases, which eliminates the need for IMC to pay high startup costs for office equipment, furniture and leasehold improvements and allows IMC to exit the market easily if the office is not successful. IMC plans to use the branch office network for marketing to and meeting with individual borrowers, local brokers and referral sources such as accountants, attorneys and financial planners. All advertising, payment of branch expenses, regulatory disclosure, appraisals, title searches, loan processing, underwriting and funding of branch office loans take place in the Tampa, Florida office of IMC. The centralization of loan origination and processing allows IMC to control branch expenses, supervise regulatory compliance and offer consistent underwriting and processing to its customers. IMC believes that this strategy will result in a more efficient use of its capital and a higher success rate. Negative pre-testing results could limit expansion into new locations, but would also limit the size of potential losses. IMC plans to open eight new branch offices nationwide to reach a total of 17 by the end of 1996, and estimates that new branches will reach a monthly operating break-even point by the fourth or fifth month of operation. The start-up costs and operating expenses prior to this break-even point are estimated at $25,000 per branch, with half of that expense allocated to marketing and advertising. Additionally, IMC feels that, by centralizing its marketing and advertising efforts in Tampa, Florida, economies of scale will be obtained and expenses will be controlled.

     Because borrowers may submit loan applications to several prospective lenders simultaneously, IMC makes every effort to provide a quick response. IMC will process each application from a borrower and grant or deny preliminary approval for the application generally within one business day from receipt of the application. In addition, IMC ensures direct contact with an underwriter in the Tampa, Florida office who follows the loan from the application to the closing process. IMC believes that consistent underwriting, quick response times and personal service are critical to successfully originating loans directly with potential borrowers.

     Geographic Distribution of Loans. Although IMC is licensed or registered in 48 states and the District of Columbia, it has historically concentrated its business in the mid-Atlantic states. While this concentration has declined, Maryland and New York contributed 12.8% and 12.4%, respectively, of IMC's total loan purchase and origination volume for the year ended December 31, 1995, and New York and New Jersey contributed 14.6% and 10.9%, respectively, for the three months ended March 31, 1996.

IMC intends to expand and geographically diversify its loan purchase and origination activities through its nationwide branch office network, the Preferred Partners Program and its joint venture in the UK. See ' -- Business Strategy -- Broadening Product Offerings -- Preferred Partners Program' and 'Recent Events -- Commencement of UK Operations.'

     The following table shows geographic distribution of loan purchases and originations for the periods shown.

                                                       PERIOD
                                                   FROM INCEPTION          YEAR ENDED
                                                  (AUGUST 12, 1993)       DECEMBER 31,         THREE MONTHS
                                                       THROUGH         -------------------        ENDED
                                                  DECEMBER 31, 1993     1994        1995      MARCH 31, 1996
                                                  -----------------    -------     -------    --------------

States(1):
     New York..................................          17.5%           11.7%       12.4%         14.6%
     New Jersey................................           4.0             6.6         9.9          10.9
     Maryland..................................          14.4            18.6        12.8           9.3
     Michigan..................................          10.0             7.3         8.8           8.7
     Florida...................................           1.8             4.2         6.2           6.8
     Ohio......................................           4.5             4.9         4.7           5.6
     Georgia...................................           5.6             3.2         3.5           5.6
     Pennsylvania..............................           3.3             5.3         4.3           3.9
     Virginia..................................           2.0             5.4         3.8           3.6
     District of Columbia......................           3.2             4.6         3.3           2.8
     All other states(39)......................          33.7            28.2        30.3          28.2

- ------------

(1) States are listed in order of percentage of loan purchases and originations for the three months ended March 31, 1996.

Acquisition of Equitystars

     In order to increase the flow of loans for purchase, IMC seeks to acquire loan originators that would enhance or enlarge IMC's market penetration or product offerings. Pursuant to that strategy, on January 1, 1996, IMC acquired all of the assets of Equitystars, a mortgage banking company which does business primarily in Rhode Island, New York, Connecticut and Massachusetts, with smaller operations in Maine and New Hampshire. Equitystars originated over $95 million of residential mortgage loans during 1995. Of the loans originated, approximately $17 million or 18% were conforming loans and approximately $78 million or 82% were non-conforming loans. During 1995, IMC purchased a total of $11.3 million of non-conforming loans from Equitystars.

     The purchase price for the Equitystars Acquisition was a $2.0 million base payment in the form of 20,060 shares of Convertible Preferred Stock, and up to an aggregate of $2.55 million of contingent payments, based on formulae keyed to the performances of the non-conforming and conforming mortgage loan business of Equitystars. In accordance with the provisions governing the Convertible Preferred Stock, the 20,060 shares of Convertible Preferred Stock issued in the Equitystars Acquisition will be automatically converted upon the completion of any public offering of the Common Stock to a number of shares of Common Stock having a value, at 93% of the public offering price, of $2.0 million plus interest at 8.0% per annum. Pursuant to the agreement governing the Equitystars Acquisition, the contingent payments, if any, will be made at the end of 1996 and 1997 and, if the Convertible Preferred Stock has been converted into Common Stock, will be made in Common Stock valued at the then-current market price. If a public offering does not occur by June 30, 1996, holders of the Convertible Preferred Stock have the right to 'put' those shares to IMC for an amount equal to the liquidation preference of $100 per share plus interest at 8.0% per annum. If the put is exercised, any contingency payments owed in respect of the Equitystars Acquisition will be paid in cash.

Loan Underwriting

     IMC's origination volume is generated primarily from correspondents selling loans to IMC either on a flow basis or through block sales. For correspondents and brokers that originate loans on a flow basis, IMC provides them with its underwriting guidelines. Loan applications received from correspondents and brokers on a flow basis are classified according to certain characteristics including available collateral, loan size, debt ratio, loan-to-value ratio and the credit history of the applicant. Loan applicants with less favorable credit ratings generally are offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings. IMC also purchases loans on a block sale basis, in which a correspondent makes several loans without the preapproval of the Company and offers them to the Company for block purchase. Because IMC only chooses loans that meet its underwriting requirements and reunderwrites them, block loans follow the same underwriting guidelines as flow loan purchases.

     IMC maintains a staff of 36 underwriters based in its Florida, Pennsylvania, New Jersey, Ohio and Rhode Island offices. IMC's loan application and approval process generally is conducted via facsimile submission of the credit application to IMC's underwriters. An underwriter reviews the applicant's credit history based on the information contained in the application and reports available from credit reporting bureaus in order to determine if the applicant's credit history is acceptable under IMC's underwriting guidelines. Based on this review, the underwriter assigns a preliminary rating to the application. The proposed terms of the loan are then communicated to the correspondent or broker responsible for the application who in turn discusses the proposal with the loan applicant. When a potential borrower applies for a loan through a branch office, the underwriter will discuss the proposal directly with the applicant. IMC endeavors to respond, and in most cases does respond, to the correspondent, broker or borrower within one business day from when the application is received. If the applicant accepts the proposed terms, the underwriter will contact the broker or the loan applicant to gather additional information necessary for the closing and funding of the loan.

     All loan applicants must have an appraisal of their collateral property prior to closing the loan. IMC requires correspondents and brokers to use licensed appraisers that are listed on or qualify for IMC's approved appraiser list. IMC approves appraisers based upon a review of sample appraisals, professional experience, education, membership in related professional organizations, client recommendations and review of the appraiser's experience with the particular types of properties that typically secure IMC's loans. In the case of loans purchased in blocks, if an appraisal was performed by an appraiser that is not approved by IMC, IMC will review the appraisal and accept it if the appraisal meets its underwriting standards.

     The decision to provide a loan to an applicant is based upon the value of the underlying collateral, the applicant's creditworthiness and IMC's evaluation of the applicant's ability to repay the loan. A number of factors determine a loan applicant's creditworthiness, including debt ratios (the borrower's average monthly expenses for debts, including fixed monthly expenses for housing, taxes and installment debt, as a percentage of gross monthly income), payment history on existing mortgages and the combined loan-to-value ratio for all existing mortgages on a property.

     Assessment of the applicant's ability to pay is one of the principal elements in distinguishing IMC's lending specialty from methods employed by traditional lenders, such as thrift institutions and commercial banks. All lenders utilize debt ratios and loan-to-value ratios in the approval process. Many lenders simply use software packages to score an applicant for loan approval and fund the loan after auditing the data provided by the borrower. In contrast, IMC employs experienced non-conforming mortgage loan credit underwriters to scrutinize the applicant's credit profile and to evaluate whether an impaired credit history is a result of previous adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner. Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record. Among IMC's specialties is the ability to identify and assist this borrower in the establishment of improved credit.

     Upon completion of the loan's underwriting and processing, the closing of the loan is scheduled with a closing attorney or agent approved by IMC. The closing attorney or agent is responsible for completing the loan closing transaction in accordance with applicable law and IMC's operating procedures. Title insurance that insures IMC's interest as mortgagee and evidence of adequate homeowner's insurance naming IMC as an additional insured are required on all loans.

     IMC has established classifications with respect to the credit profiles of loans based on certain of the applicant's characteristics. Each loan applicant is placed into one of four letter ratings 'A' through 'D,' with subratings within those categories. Ratings are based upon a number of factors including the applicant's credit history, the value of the property and the applicant's employment status, and are subject to the discretion of IMC's trained underwriting staff. Terms of loans made by IMC, as well as the maximum loan-to-value ratio and debt service-to-income coverage (calculated by dividing fixed monthly debt payments by gross monthly income), vary depending upon the classification of the borrower. Borrowers with lower credit ratings generally pay higher interest rates and loan origination fees. The general criteria currently used by IMC's underwriting staff in classifying loan applicants are as set forth below.

                             'A' RISK               'B' RISK               'C' RISK               'D' RISK
                       ---------------------  ---------------------  ---------------------  ---------------------
General repayment....  Has repaid             Has generally repaid   May have experienced   May have experienced
                       installment or         installment or credit  significant past       significant past
                       revolving debt         problems               credit problems        credit problems

Existing mortgage
  loans..............  Current at             Current at             May not be current at  Must be paid in full
                       application time and   application time and   application time and   from loan proceeds
                       a maximum of two       a maximum of three     a maximum of four      and no more than 149
                       30-day late payments   30-day late payments   30-day late payments   days delinquent at
                       in the last 12 months  in the last 12 months  and one 60-day late    closing and an
                                                                     payment in the last    explanation is
                                                                     12 months              required

Non-mortgage
  credit.............  Minor derogatory       Some prior defaults    Significant prior      Significant prior
                       items allowed with a   allowed but major      delinquencies may      defaults may have
                       letter of              credit or installment  have occurred, but     occurred, but must
                       explanation; no open   debt paid as agreed    major credit or        demonstrate an
                       collection accounts    may offset some        installment debt paid  ability to maintain
                       or charge-offs,        delinquency; open      as agreed may offset   regularity in payment
                       judgments or liens     charge-offs,           some delinquency       of credit
                                              judgments or liens     obligations in the
                                              are permitted on a     future
                                              case-by-case basis

Bankruptcy filings...  Discharged more than   Discharged more than   Discharged more than   Discharged prior to
                       four years prior to    two years prior to     one year prior to      closing
                       closing and credit     closing and credit     closing and credit
                       reestablished          reestablished          reestablished

Debt service-to-
  income ratio.......  Generally 45% or less  Generally 45% or less  Generally 50% or less  Generally 50% or less

Maximum loan-to-value
  ratio:

    Owner-occupied...  Generally 80% (or      Generally 80% (or      Generally 75% (or 80%  Generally 65% (or 70%
                       90%*) for a one- to    85%*) for a one- to    for first liens*) for  for first liens*) for
                       two-family residence;  two-family residence   a one- to two- family  a one- to four- family
                       75% for a condominium                         residence; 65% for a   residence; 60% for a
                                                                     condominium; 60% for   three- to four- family
                                                                     a three- to            residence or
                                                                     four-family residence  condominium

    Non-owner-
      occupied.......  Generally 70% for a    Generally 70% for a    Generally 60% for a    Generally 55% for a
                       one- to four-family    one- to two-family     one- to two-family     one- to four-family
                       residence              residence              residence              residence

- ------------

*  On an exceptional basis.

     The Company uses the foregoing categories and characteristics as guidelines only. On a case-by-case basis, the Company may determine that the prospective borrower warrants an exception. Exceptions may generally be allowed if the application reflects certain compensating factors such as loan-to-value ratio, debt ratio, length of employment and other factors. For example, a higher debt ratio may be acceptable with a lower loan-to-value ratio. Accordingly, the Company may classify in a more favorable risk category certain mortgage loans that, in the absence of such compensating factors, would satisfy only the criteria of a less favorable risk category.

     The following table sets forth certain information with respect to IMC's loan purchases and originations by borrower classification, along with weighted average coupons, for the periods shown.

                                               YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------
                                                                                                THREE MONTHS ENDED
                                         1994                           1995                      MARCH 31, 1996
                             ----------------------------   ----------------------------   ----------------------------
                                                 WEIGHTED                       WEIGHTED                       WEIGHTED
                                        % OF     AVERAGE               % OF     AVERAGE               % OF     AVERAGE
BORROWER CLASSIFICATION       TOTAL     TOTAL     COUPON     TOTAL     TOTAL     COUPON     TOTAL     TOTAL     COUPON
- ---------------------------  --------   -----    --------   --------   -----    --------   --------   -----    --------
                                                               (DOLLARS IN THOUSANDS)

'A' Risk...................  $155,729    55.0%     10.6%    $276,120    44.4%     11.4%    $113,890    43.1%     10.7%
'B' Risk...................    74,527    26.3      11.6      177,149    28.5      12.0       74,444    28.2      11.3
'C' Risk...................    38,022    13.5      13.0      125,811    20.2      13.0       56,367    21.4      12.3
'D' Risk...................    14,646     5.2      14.4       42,549     6.9      14.4       19,286     7.3      13.5
                             --------   -----               --------   -----               --------   -----
Total......................  $282,924   100.0%              $621,629   100.0%              $263,987   100.0%
                             --------   -----               --------   -----               --------   -----
                             --------   -----               --------   -----               --------   -----

Loan Sales

     Currently, IMC sells the loans it purchases or originates through one of two methods: (i) securitization, which involves the private placement or public offering of pass-through mortgage-backed securities; and (ii) whole loan sales, which involve selling blocks of loans to single purchasers. This dual approach allows IMC the flexibility to better manage its cash flow, take advantage of favorable conditions in either the securitization or whole loan market when selling its loan production, diversify its exposure to the potential volatility of the capital markets and maximize the revenues associated with the gain on sale of loans given market conditions existing at the time of disposition. For the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, IMC sold $261.9 million, $458.8 million and $196.3 million, respectively, of loan production.

     The following table sets forth certain information with respect to IMC's channels of loan sales by type of sale for the periods shown.

                                            PERIOD
                                        FROM INCEPTION
                                       (AUGUST 12, 1993)
                                                                    YEAR ENDED DECEMBER 31,
                                            THROUGH         ----------------------------------------       THREE MONTHS
                                       DECEMBER 31, 1993                                                      ENDED
                                                                   1994                  1995             MARCH 31, 1996
                                       -----------------    ------------------    ------------------    ------------------
                                                   % OF                  % OF                  % OF                  % OF
                                        TOTAL      TOTAL     TOTAL       TOTAL     TOTAL       TOTAL     TOTAL       TOTAL
                                       -------     -----    --------     -----    --------     -----    --------     -----
                                                                     (DOLLARS IN THOUSANDS)

Whole loan sales....................   $21,636     100.0%   $180,263      68.8%    $70,400      15.3%    $21,272      10.8%
Securitizations.....................         0       0.0      81,637      31.2     388,363      84.7     175,000      89.2
                                       -------     -----    --------     -----    --------     -----    --------     -----
     Total loan sales...............   $21,636     100.0%   $261,900     100.0%   $458,763     100.0%   $196,272     100.0%
                                       -------     -----    --------     -----    --------     -----    --------     -----
                                       -------     -----    --------     -----    --------     -----    --------     -----

     Whole Loan Sales. Whole loan sales represented all of IMC's loan sales during 1993. With the initiation of the sale of loans through securitizations, whole loan sales declined to 15.3% and 10.8% of total loan sales for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. For each of the years ended December 31, 1994 and 1995, IMC sold loans to five institutional investors. Upon the sale of a loan portfolio, IMC generally receives a premium, representing a cash payment in excess of the par value of the loans (par value representing the unpaid balance of the loan amount). IMC maximizes its premium on whole loan sale revenue by closely monitoring institutional investors' requirements and focusing on originating the types of loans that meet those requirements and for which institutional purchasers tend to pay higher rates.

     IMC will sell some of its loan volume to various institutional investors on a non-recourse basis with customary representations and warranties covering loans sold. IMC may be required to repurchase loans pursuant to its representation and warranties. Occasionally, IMC will agree to rebate a portion of the premium earned if a loan is prepaid during a limited period of time after sale, usually six months and no greater than one year. For the years ended December 31, 1994 and 1995, IMC was required to rebate $287,347 and $167,951, respectively, in premiums when certain loans prepaid during the contractual rebate period. In its purchase agreements with its correspondents, IMC requires its correspondents to rebate premium payments if loans sold to IMC are prepaid within a specified period of time after the sale. For the years ended December 31, 1994 and 1995, related premium rebates due to IMC were $89,113 and $1.4 million, respectively. For the fiscal quarter ended March 31, 1996, $22,309 in premium rebates was required to be paid by IMC and $946,510 was due to IMC under premium rebate agreements.

     Securitizations. To date, IMC has completed six securitizations. The following table sets forth certain information with respect to IMC's securitizations by offering size, (including prefunded amounts) weighted average pass-through rate and credit rating of securities sold.

                                                        WEIGHTED           CREDIT
                                                        AVERAGE           RATING OF
                                   OFFERING SIZE      PASS-THROUGH       SECURITIES
SECURITIZATION      COMPLETED       (MILLIONS)            RATE             SOLD(1)
- ---------------     ----------     -------------      ------------      -------------

   1994 - 1          11/18/94            $90.0             8.4    %        AAA/Aaa
   1995 - 1          03/17/95           110.0              8.2             AAA/Aaa
   1995 - 2          07/26/95           120.0              7.0             AAA/Aaa
   1995 - 3          11/16/95           150.0              6.6             AAA/Aaa
   1996 - 1          02/07/96           175.0              6.1             AAA/Aaa
   1996 - 2          04/24/96           200.0              7.0(2)          AAA/Aaa

- ------------

(1) Ratings by Standard & Poor's and Moody's, respectively.

(2) Fixed-rate tranches only.

     During the year ended December 31, 1995, IMC sold $388.4 million of its loan volume through securitizations. IMC markets its loan inventory through securitization when management believes that employing this strategy will create greater long-term economic benefit to IMC stockholders. Outstanding securitizations include three public and three private offerings. When IMC securitizes loans, it sells a portfolio of loans to a trust (the 'Home Equity Loan Trust') and issues classes of certificates representing undivided ownership interests in the Home Equity Loan Trust. In its capacity as servicer for each securitization, the Company collects and remits principal and interest payments to the appropriate Home Equity Loan Trust which in turn passes through payments to certificate owners. IMC retains the servicing rights and an interest in the I/O and residual classes of certificates.

     Each Home Equity Loan Trust has purchased insurance policies from a monoline insurance company, which insures the timely payment of interest and the ultimate payment of principal of the AAA/Aaa-rated interests in the related REMIC. In addition to such insurance policies, credit enhancement is provided by over-collateralization, which is intended to result in receipts and collections on the loans in excess of the amounts required to be distributed to holders of senior certificate interests. Although expected loss is calculated into the pricing of the REMIC, to the extent that borrowers default on the payment of principal and interest above the expected rate of default, such loss will reduce the value of the residual class certificate. If payment defaults exceed the amount of over-collateralization, the insurance policy maintained by the Home Equity Loan Trust will pay any further losses experienced by certificate holders of the senior interests in the related REMIC trust. IMC partially owns the residual interest of its completed securitizations. Management believes that lessening IMC's reliance on the ContiFinancial I/O and residual certificate sharing agreement will enhance the profit potential for IMC from future Home Equity Loan Trust offerings. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial.' The remaining interests in the residual interests have been transferred to ContiFinancial in exchange for cash at the time of the completion of the securitization transaction.

     IMC may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by IMC in the pooling and servicing agreements entered into when the portfolios of loans are sold through a securitization. IMC intends to continue to conduct loan sales through securitizations, either in private placements or in public offerings, when market conditions are attractive for such loan sales.

Loan Servicing and Collections

     IMC has been servicing loans since April, 1994. IMC's loan servicing operation is divided into three departments: (i) collections; (ii) customer service for both borrowers and investors; and (iii) tax, insurance, and tax and insurance escrow. These departments monitor loans, collect current payments due from borrowers, remit principal and interest payments to current owners of loans and pay taxes and insurance. The collections department furnishes reports and enforces the holder's rights, including recovering delinquent payments, instituting loan foreclosures and liquidating the underlying collateral. IMC intends to increase its loan servicing operations and thus its revenue stream by continuing to retain the servicing rights on all its securitized loans and certain whole loan sales. IMC retained the servicing rights to 87.3% or $400.5 million in loans it sold in 1995 and to 98.9% or $194.1 million in loans it sold in the three months ended March 31, 1996.

     IMC funds and closes loans throughout the month. Most of IMC's loans require a first payment 30 days after funding. Accordingly, IMC's servicing portfolio consists of loans with payments due at varying times each month. This system ameliorates the cyclical highs and lows that some servicing companies experience as a result of heavily concentrated due dates.

     As of March 31, 1996, IMC was servicing loans representing an aggregate of $783.4 million. Revenues generated from loan servicing amounted to 7.8% of total revenues for 1995 and 8.7% of total revenues for the three months ended March 31, 1996. IMC anticipates that loan servicing will contribute a larger portion of total revenues in future periods. Management believes that the business of loan servicing provides a consistent and profitable revenue stream to augment its loan purchasing and originating activities.

     IMC's collections policy is designed to identify payment problems sufficiently early to permit IMC to quickly address delinquency problems and when necessary, to act to preserve equity in a preforeclosure property. IMC believes that these policies, combined with the experience level of independent appraisers engaged by IMC, help to reduce the incidence of charge-offs of a first or second mortgage loan.

     Collection procedures commence upon identification of a past due account by IMC's automated servicing system. If the first payment due is delinquent, a collector will telephone to remind the borrower of the payment. Five days after any payment is due, a written notice of delinquency is sent to the borrower. Eleven days after payment is due, the account is automatically placed in the appropriate collector's queue and the collector will send a late notice to the borrower. During the delinquency period, the collector will continue to frequently contact the borrower. Company collectors have computer access to telephone numbers, payment histories, loan information and all past collection notes. All collection activity, including the date collection letters were sent and detailed notes on the substance of each collection telephone call, is entered into a permanent collection history for each account. Additional guidance with the collection process is derived through frequent communication with IMC's senior management.

     IMC's loan servicing software also tracks and maintains homeowners' insurance information. Expiration reports are generated weekly listing all policies scheduled to expire within 30 days. When policies lapse, a letter is issued advising the borrower of the lapse and that IMC will obtain force-placed insurance at the borrower's expense. IMC also has an insurance policy in place that provides coverage automatically for IMC in the event that IMC fails to obtain force-placed insurance.

     Notwithstanding the above, there are occasions when a charge-off may be necessary. Prior to a foreclosure sale, IMC performs a foreclosure analysis with respect to the mortgaged property to determine the value of the mortgaged property and the bid that IMC will make at the foreclosure sale. This analysis includes: (i) a current valuation of the property obtained through a drive-by appraisal conducted by an independent appraiser; (ii) an estimate of the sale price of the mortgaged property obtained by sending two local realtors to inspect the property; (iii) an evaluation of the amount owed, if any, to a senior mortgagee and for real estate taxes; and (iv) an analysis of marketing time, required repairs and other costs such as real estate broker fees, that will be incurred in connection with the foreclosure sale.

     All foreclosures are assigned to outside counsel located in the same state as the secured property. Bankruptcies filed by borrowers are also assigned to appropriate local counsel who are required to provide monthly reports on each loan file.

     The Company's servicing portfolio had aggregate principal balances of $0, $92.0 million and $535.8 million at December 31, 1993, 1994 and 1995, respectively, and $783.4 million at March 31, 1996.

     The following table provides certain delinquency and default experience as a percentage of outstanding principal balances of IMC's servicing portfolio for the periods shown.

                                                            AT                    AT
                                                       DECEMBER 31,            MARCH 31,
                                                      ---------------       ---------------
                                                      1994       1995       1995       1996
                                                      ----       ----       ----       ----
Delinquency percentages(1):
     30-59 days....................................   0.72%      2.54%      1.00%      1.73%
     60-89 days....................................   0.15       0.59       0.32       0.32
     90+ days......................................   0.00       0.30       0.00       0.26
                                                      ----       ----       ----       ----
          Total delinquency........................   0.87%      3.43%      1.32%      2.31%
                                                      ----       ----       ----       ----
                                                      ----       ----       ----       ----
Default percentages(2):
     Foreclosure...................................   0.00%      0.75%      0.12%      0.92%
     Bankruptcy....................................   0.12       0.25       0.00       0.30
     Real estate owned.............................   0.00       0.16       0.00       0.18
                                                      ----       ----       ----       ----
          Total default............................   0.12%      1.16%      0.12%      1.40%
                                                      ----       ----       ----       ----
                                                      ----       ----       ----       ----

- ------------

(1) Represents the percentages of account balances contractually past due, exclusive of home equity loans in foreclosure, bankruptcy or real estate owned.

(2) Represents the percentages of account balances on loans in foreclosure, bankruptcy or real estate owned.

     The following table provides certain delinquency and default experience as a percentage of outstanding principal balance for each of the Company's securitization trusts, prior to any potential recoveries, as of March 31, 1996.

                               1994-1              1995-1              1995-2              1995-3              1996-1
                         ------------------  ------------------  ------------------  ------------------  ------------------
                         DOLLAR  PERCENTAGE  DOLLAR  PERCENTAGE  DOLLAR  PERCENTAGE  DOLLAR  PERCENTAGE  DOLLAR  PERCENTAGE
                         ------  ----------  ------  ----------  ------  ----------  ------  ----------  ------  ----------
                                                               (DOLLARS IN THOUSANDS)

Delinquency(1):
30-59 days.............. $1,317    2.07%     $2,287    2.80%     $1,028    0.99%     $2,451    1.74%     $3,462    2.04%
60-89 days..............    274     0.43        243     0.30        580     0.56        103     0.07        629     0.37
90+ days................     39     0.06        191     0.23        120     0.11        359     0.26        534     0.31
                         ------    -----     ------    -----     ------    -----     ------    -----     ------    -----
     Total.............. $1,630    2.56%     $2,721    3.33%     $1,728    1.66%     $2,913    2.07%     $4,625    2.72%
                         ------    -----     ------    -----     ------    -----     ------    -----     ------    -----
                         ------    -----     ------    -----     ------    -----     ------    -----     ------    -----
Total defaults(2)....... $2,690    4.24%     $2,241    2.75%     $2,888    2.77%     $1,666    1.19%       $485    0.29%
                         ------    -----     ------    -----     ------    -----     ------    -----     ------    -----
                         ------    -----     ------    -----     ------    -----     ------    -----     ------    -----

- ------------

(1) Delinquency is the dollar value of account balances contractually past due, excluding loans in foreclosure, bankruptcy or real estate owned.

(2) Defaults are the dollar value of account balances contractually past due on loans in foreclosure, bankruptcy or real estate owned.

     The following table describes certain loan loss experience of IMC's servicing portfolio of home equity loans for the fiscal years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996.

                                                                                     DECEMBER 31,
                                                                                  -------------------    MARCH 31,
                                                                                   1994        1995        1996
                                                                                  -------    --------    ---------
                                                                                       (DOLLARS IN THOUSANDS)

Average amount outstanding(1)..................................................   $52,709    $294,252    $ 706,357
Losses(2)......................................................................         0         279           72
Losses as a percentage of average amount outstanding...........................      0.00%       0.09%        0.01%

- ------------

(1) Average amount outstanding during the period is the arithmetic average of the principal balances of home equity loans outstanding on the last business day of each month during the period.

(2) Losses are actual losses incurred on liquidated properties for each respective period. Losses include all principal, foreclosure costs and accrued interest to date.

MARKETING

Correspondent and Broker Networks

     Marketing to correspondents and brokers is conducted through IMC's business development representatives who establish and maintain relationships with IMC's principal sources of loan purchases and originations, including financial institutions and mortgage bankers. The business development representatives provide various levels of information and assistance to correspondents and brokers and are principally responsible for maintaining IMC's relationships with its networks. Business development representatives endeavor to increase the volume of loan originations from brokers and correspondents located within the geographic territory assigned to that representative. The representatives visit customers' offices, attend trade shows and supervise advertisements in broker trade magazines. The representatives also provide IMC with information relating to correspondents, borrowers and brokers, and products and pricing offered by competitors and new market entrants, all of which assist IMC in refining its programs in order to offer competitive products. The business development representatives are compensated with a base salary and commissions based on the volume of loans that are purchased or originated as a result of their efforts.

Direct Consumer Lending

     IMC markets its direct consumer lending services through nine branch offices nationwide and intends to open eight new locations in 1996. IMC's direct consumer loan expansion strategy involves: (i) targeting cities where the population density and economic indicators are favorable for home equity lending, the foreclosure rate is within normal ranges and the non-conforming loan market has been underserved; (ii) testing the target market prior to the establishment of a branch office, where local regulations permit, via newspaper, radio and direct mail advertising and through a toll-free telephone number which routes borrower inquiries directly to a loan officer in the Tampa, Florida office; (iii) if test marketing is positive, establishing a small branch office, generally with an initial staff of two business development representatives; and
(iv) setting up branch offices in executive office space with short-term leases, which eliminates the need for IMC to pay high startup costs for office equipment, furniture and leasehold improvements, and allows IMC to exit the market easily if the office is not successful. The branch office network is used for marketing to and meeting with IMC's local borrowers and brokers.

COMPETITION

     As a mortgage banking company, IMC faces intense competition. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance and finance companies. Many of these competitors in the consumer finance business are substantially larger and have considerably greater financial, technical and marketing resources than IMC. In addition, many financial service organizations have formed national networks for loan originations which are substantially similar to IMC's loan programs. Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels, amount and term of the loan and interest rates. The current level of gains realized by IMC and its existing competitors on the sale of loans is attracting additional competitors into this market with the effect of lowering gain on loan sales through increased loan origination competition. However, IMC believes that the talents and experience of its employees together with its large network of customer relationships in the non-conforming mortgage business make it a strong competitor in the industry.

REGULATION

     IMC's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. IMC's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), ECOA, the Fair Credit Reporting Act of 1970, as amended, RESPA, and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting IMC's activities. IMC is also subject to the rules and regulations of, and examinations by, HUD and state regulatory authorities with respect to originating, processing, underwriting, and servicing loans. These rules and regulations, among other things, impose licensing obligations on IMC, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and  claims handling,  investment and  interest payments  on  escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. IMC believes that it is in compliance in all material respects with applicable federal and state laws and regulations.

ENVIRONMENTAL MATTERS

     To date, IMC has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, IMC from time to time forecloses on properties securing loans. Although IMC primarily lends to owners of residential properties, there is a risk that IMC could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by IMC, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

EMPLOYEES

     As of March 31, 1996, IMC had a total of 236 employees, 126 of whom were working at its Tampa, Florida headquarters. None of IMC's employees is covered by a collective bargaining agreement. IMC considers its relations with its employees to be good. Several members of senior management have previously worked as a team at other lending institutions. Many employees have been associated with senior management in previous employment positions. IMC believes that these long-term working relationships will continue to contribute to its growth and success.

PROPERTIES

     IMC's executive and administrative offices, including its servicing operation and full-service production office, are located at 3450 Buschwood Park Drive, Suite 250, Tampa, Florida, where IMC leases approximately 21,300 square feet of office space at an aggregate annual rent of approximately $310,572. The lease provides for certain scheduled rent increases and expires in August, 1998.

     IMC maintains full-service offices in Ft. Washington, Pennsylvania, Cincinnati, Ohio, Cherry Hill, New Jersey, Lincoln, Rhode Island, Bellevue, Washington and Roselle, Illinois. The Ft. Washington office is located at 501 Office Center Drive, 4th floor, Ft. Washington, Pennsylvania 19034. The Cincinnati office is located at 144 Merchant Street, Cincinnati, Ohio 45246. The Cherry Hill office is located at 1060 North Kings Highway, Suite 303, Cherry Hill, New Jersey 08034. The Lincoln office is located at 25 Blackstone Valley Place, Lincoln, Rhode Island 02865. The Bellevue office is located at 10900 N.E. 8th Street, Suite 900, Bellevue, Washington 98004. The Roselle office is located at E. Nerge Rd., Suite N140, Roselle, Illinois 60172. Further, IMC maintains short-term leases for its branch offices in executive office space in West Des Moines, Iowa, Atlanta, Georgia, St. Louis, Missouri, Brookfield, Wisconsin, Englewood, Colorado, Jacksonville, Florida and Phoenix, Arizona. Preferred Mortgages, IMC's joint venture in the UK, is located at Leconfield House, 7th floor, Curzon Street, London, UK W147FB.

LEGAL PROCEEDINGS

     IMC is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of IMC.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The directors and executive officers of IMC and their ages and positions are:

                   NAME                      AGE                 POSITION WITH THE COMPANY
- ------------------------------------------   ----  -----------------------------------------------------

George Nicholas...........................    53   Chairman of the Board of Directors, Chief Executive
                                                     Officer and Assistant Secretary, Member of the
                                                     Compensation and Executive Committees
Thomas G. Middleton.......................    49   Director, President, Chief Operating Officer and
                                                     Assistant Secretary, Member of the Compensation and
                                                     Executive Committees
George Freeman............................    59   Chief Financial Officer
Timothy W. Griffin........................    40   Vice President
Susan W. McCarthy.........................    39   Vice President
Karen S. Bausman..........................    43   Vice President
Laurie S. Wockenfuss......................    32   Vice President and Secretary
David B. MacDonald........................    39   Vice President
Dennis J. Pitocco.........................    43   Vice President/Director of European Operations
Jean S. Schwindt..........................    40   Vice President/Director of Investor Relations and
                                                     Strategic Planning
Joseph P. Goryeb..........................    65   Director, Member of the Audit and Option Committees
Mitchell W. Legler........................    54   Director, Member of the Compensation and Audit
                                                     Committees
Allen D. Wykle............................    49   Director, Member of the Audit and Option Committees

     George Nicholas has served as Chief Executive Officer and Chairman of the Board of IMC since the formation of the corporation in December, 1995 and as Assistant Secretary of IMC since April, 1996. Since his founding of the Partnership in August, 1993, Mr. Nicholas has served as Chief Executive Officer of the Partnership and Chairman of the Board and sole stockholder of IMCI, its general partner. Mr. Nicholas' experience in the lending business spans 32 years. He has previously held positions at General Electric Credit Corp., Household Finance Corp. and American Financial Corporation of Tampa ('AFC'), a company of which he was owner and Chief Executive Officer from its formation in February, 1986 until it was acquired by Equibank in 1988. From February, 1988 until May, 1992, Mr. Nicholas was president of AFC, a subsidiary of Equibank which was a wholesale lending institution specializing in the purchase of non-conforming mortgage loans. From June, 1992 until July, 1993, Mr. Nicholas was an independent mortgage industry consultant. In 1993, Mr. Nicholas organized the original Industry Partners and headed negotiations with investment bankers for the Partnership.

     Thomas G. Middleton has served as Director and President of IMC since December, 1995 and as Assistant Secretary of IMC since April, 1996. Mr. Middleton has served as Chief Operating Officer of the Partnership since August, 1993 and as President of the Partnership since July, 1995. Mr. Middleton has 26 years of experience in the lending business. From April, 1992 until August, 1993 Mr. Middleton was Senior Vice President with Shawmut National Corporation and from February, 1991 until April, 1992, Mr. Middleton was Managing Director of STG Financial Inc. Mr. Middleton served as Executive Vice President and Chief Credit Officer of Equimark Corp. from June, 1987 until February, 1991.

     George Freeman has served as Chief Financial Officer of IMC since April, 1996. Mr. Freeman has served as Chief Financial Officer of IMCI since April, 1995. Mr. Freeman has 23 years of experience in the lending business. From November, 1991 until January, 1995 Mr. Freeman was a Senior Vice President of Margaretten & Company, Inc., a lending institution specializing in purchasing, originating and servicing mortgage loans. Mr. Freeman was responsible for the areas of taxes, servicing acquisitions and finance. From 1987 until 1991, Mr. Freeman was Senior Vice President and Chief Financial Officer of Margaretten & Company, Inc. Mr. Freeman is a certified public accountant.

     Timothy W. Griffin has served as a Vice President of IMC since April, 1996. Mr. Griffin has served as Vice President of the Partnership since its inception in August, 1993. Mr. Griffin has 16 years of experience in the mortgage lending business. Mr. Griffin is primarily responsible for managing the loan underwriting department in IMC's Tampa, Florida office and directing loan acquisition activity. Mr. Griffin served as Vice President and National Sales Manager for AFC from 1990 through 1993. He held the position of Vice President with Essex Mortgage Corporation from 1980 to 1990.

     Susan W. McCarthy has served as a Vice President of IMC since April, 1996. Ms. McCarthy has served as Vice President of the Partnership since September, 1993. Ms. McCarthy is primarily responsible for the underwriting, funding and acquisition of loans for the Pennsylvania regional office. Ms. McCarthy has 14 years of experience in the mortgage lending business. From December, 1988 to September, 1993, Ms. McCarthy was Senior Vice President of AFC, where she was responsible for managing the direct loan division. From April, 1982, to December, 1988, Ms. McCarthy was Vice President of Advanta Mortgage USA/Apex Financial Corporation, where she was an underwriter of non-conforming loans.

     Karen S. Bausman, Vice President of IMC, joined the Company in April, 1994. Ms. Bausman has 17 years of experience in the mortgage lending business and was director of national credit and client support for Advanta Mortgage, a non-conforming mortgage company from March, 1992 to April, 1994. From March, 1991 to April, 1992, Ms. Bausman ran an independent credit portfolio consulting firm. Ms. Bausman's prior experience includes positions with Landmark Financial Services Inc. and Associates Financial Services Company.

     Laurie S. Wockenfuss joined the Company in November, 1993 and has served as Vice President and Secretary of IMC since April, 1996. Ms. Wockenfuss is primarily responsible for trust administration of asset-backed securities, administration of state mortgage lending licenses and federal Home Mortgage Disclosure Act reporting. Ms. Wockenfuss has nine years of experience in the mortgage lending industry, having served as Vice President of AFC from October, 1991 to October, 1993 and as Secondary Marketing Officer of The Dime Savings Bank of New York from October, 1988 to June, 1990. From January, 1991 to October, 1991, Ms. Wockenfuss attended The Crummer Graduate School of Business at Rollins College.

     David B. MacDonald has served as Vice President of IMC since January, 1996, as of IMC's acquisition of Equitystars. Mr. MacDonald has 17 years of experience in the lending business. Mr. MacDonald was the owner of Equitystars since its inception in 1979. Mr. MacDonald owned and operated Equitysafe, one of the original Industry Partners.

     Dennis J. Pitocco has served as Vice President/Director of European Operations of IMC since March, 1996. Mr. Pitocco has 22 years of experience in the consumer financial services industry, having served in executive level positions at a number of major banking institutions. From June, 1995 to February, 1996 Mr. Pitocco served as Senior Vice President and General Manager of Boatmen's Bancshares. From July, 1992 to April, 1995, Mr. Pitocco served as Senior Vice President and General Manager of PNC Bank. From 1986 to July, 1992, Mr. Pitocco served as Senior Vice President of Equimark Corporation, also serving as Executive Vice President of AFC from May, 1991 to July, 1992.

     Jean S. Schwindt has served as Vice President/Director of Investor Relations and Strategic Planning since March, 1996. Ms. Schwindt has 19 years of experience in the financial services industry, having served from April, 1989 to March, 1996 as Senior Vice President/Director and Secretary of Anderson and Strudwick Inc., a member of the New York Stock Exchange and full-service broker. Since 1992 Ms. Schwindt has served as a director of American Industrial Loan Association, a non-conforming mortgage lending institution. Ms. Schwindt is a Chartered Financial Analyst and is a Registered Investment Advisor.

     Joseph P. Goryeb has served as a director of IMC since April, 1996. Mr. Goryeb is the Chairman and Chief Executive Officer of Champion Mortgage Co. Inc., a leading non-conforming residential mortgage institution that was founded by Mr. Goryeb in 1981. His 40 years of experience in the consumer lending industry include previous positions with Beneficial Finance Company and Suburban Finance Company.

     Mitchell W. Legler has served as a director of IMC since April, 1996. Mr. Legler is the sole stockholder of Mitchell W. Legler, P.A. and has been general counsel to IMC since August, 1995. Mr.

Legler is currently a director of Stein Mart, Inc. a Nasdaq listed company. From January, 1991 to August, 1995, Mr. Legler was a partner of Foley & Lardner, prior to which he was a partner of Commander, Legler, Werver, Daws, Sadler & Howell, P.A.

     Allen D. Wykle has served as a director of IMC since April, 1996. Mr. Wykle has been the Chairman of the Board and Chief Executive Officer of American Industrial Loan Association, a non-conforming mortgage lending institution since 1984, for which Mr. Wykle negotiated the initial public offering in April, 1992. Mr. Wykle was owner, President and Chief Executive Officer of Best Homes of Tidewater, Inc., a residential construction and remolding company in Virginia from 1972 to 1986.

TERMS OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide that the Company's Board of Directors consist of such number of persons as shall be fixed by the Board of Directors from time to time by resolution and to be divided into three classes, with each class to be as nearly equal in number of directors as possible. The Company's Bylaws provide that the Board of Directors shall consist of no fewer than one nor more than 10 persons (currently there are five directors). The term of office of the directors in each of the three classes expires at the annual meetings of stockholders in 1997 through 1999, respectively. At each annual meeting, the successors to the class of directors whose term expires at that time are to be elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy will be filled by election of the Board of Directors, with the director so elected to serve for the remainder of the term of the director being replaced; any newly-created directorships or decreases in directorships are to be assigned by the Board of Directors so as to make all classes as nearly equal in number as possible. Directors may be removed only for cause. See 'Description of Capital Stock -- Provisions of Articles of Incorporation and Bylaws.' Officers are elected annually and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD

     Audit Committee. The Audit Committee consists of Messrs. Goryeb, Legler and Wykle. The Audit Committee will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Compensation Committee consists of Messrs. Nicholas, Middleton and Legler. The Compensation Committee will determine the compensation of the Company's executive officers. Previously, Messrs. Nicholas and Middleton have determined the compensation of the executive officers of the Partnership.

     Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time, including, but not limited to, an Executive Committee of the Board of Directors.

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company receive stock options pursuant to the Directors' Stock Option Plan (the 'Directors' Plan'). Each of Messrs. Goryeb, Legler and Wykle has received options to purchase 6,466 shares of Common Stock pursuant to the Directors' Plan. See ' -- Stock Option Plans -- Directors' Plan.' None of the directors of the Company has received any separate compensation for service on the Board of Directors or on any committee thereof. Following the consummation of the Public Offering, the Company expects to pay non-employee directors $6,000 per year plus $2,500 for each meeting attended. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company will receive separate compensation for services rendered as a director.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the stock option grants made to each of the Named Executive Officers for the year ended December 31, 1995. No stock appreciation rights were granted to these individuals during such year:

                                               INDIVIDUAL GRANT                                    POTENTIAL REALIZABLE
                                      -----------------------------------                            VALUE AT ASSUMED
                                      NUMBER OF   PERCENT OF                                      ANNUAL RATES OF STOCK
                                      SECURITIES TOTAL OPTIONS                                    PRICE APPRECIATION FOR
                                      UNDERLYING  GRANTED TO    PER SHARE                             OPTION TERM(3)
                                       OPTIONS   EMPLOYEES IN   EXERCISE                    ----------------------------------
                NAME                  GRANTED(1)  FISCAL YEAR   PRICE(2)   EXPIRATION DATE         5%               10%
- ------------------------------------- ---------  -------------  ---------  ---------------  ----------------  ----------------
George Nicholas......................  282,866       49.16%       $4.70       12/11/05          $836,097         $2,118,833
Thomas G. Middleton..................  141,433       24.58         4.70       12/11/05           418,048          1,059,474
Timothy W. Griffin...................   21,013        3.65         4.70       12/11/05            62,110            157,400
Susan W. McCarthy....................   21,013        3.65         4.70       12/11/05            62,110            157,400
Karen S. Bausman.....................   12,931        2.25         4.70       12/11/05            38,224             96,866

- ------------

(1) Each option was granted on December 11, 1995 and was immediately exercisable to the extent of 60% of the option shares, with an additional 20% to vest on the first anniversary of the grant date and the remaining 20% to vest on the second anniversary of the grant date.

(2) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the date of exercise or pursuant to a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also allow the optionee to pay the aggregate exercise price plus any tax liability incurred in connection with the exercise with a promissory note. The plan administrator has the discretionary authority to reprice the options through the cancellation of those options and grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are permitted by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information concerning the value of unexercised options held by each of the Named Executive Officers for the year ended December 31, 1995. No options or stock appreciation rights were exercised during such year and no stock appreciation rights were outstanding at the end of that year.

                                NUMBER OF SECURITIES                             VALUE OF UNEXERCISED
                               UNDERLYING UNEXERCISED                                IN-THE-MONEY
                             OPTIONS AT FISCAL YEAR END                     OPTIONS AT FISCAL YEAR END(1)
                            ----------------------------                -------------------------------------
          NAME              EXERCISABLE    UNEXERCISABLE             EXERCISABLE                     UNEXERCISABLE
- -------------------------   -----------    -------------    -----------------------------    -----------------------------

George Nicholas..........     169,720         113,146                    $ 0                              $ 0
Thomas G. Middleton......      84,860          56,573                      0                                0
Timothy W. Griffin.......      12,608           8,405                      0                                0
Susan W. McCarthy........      12,608           8,405                      0                                0
Karen S. Bausman.........       7,759           5,172                      0                                0

- ------------

(1) Based on the fair market value of the option shares at fiscal year-end ($4.70 per share) less the exercise price ($4.70 per share) payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS

     No interlocking relationship exists between the Company's Board of Directors or officers responsible for compensation decisions and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth certain information regarding compensation paid and accrued during fiscal 1995 to the Company's Chief Executive Officer and the other executive officers of the Company whose compensation exceeded $100,000 (collectively, the 'Named Executive Officers').

                                                                                                        LONG TERM
                                                                                                       COMPENSATION
                                                                                                          AWARDS
                                                                     ANNUAL COMPENSATION              --------------
                                                           ---------------------------------------      SECURITIES
                                                                                    OTHER ANNUAL        UNDERLYING
          NAME AND PRINCIPAL POSITION              YEAR     SALARY      BONUS      COMPENSATION(1)    OPTIONS (#)(2)
- ------------------------------------------------   ----    --------    --------    ---------------    --------------

George Nicholas, Chairman of the Board, Chief
  Executive Officer and Assistant Secretary.....   1995    $233,492    $100,000        $ 4,927            282,866
Thomas G. Middleton, President, Chief Operating
  Officer and Assistant Secretary...............   1995     208,144      25,000          6,500            141,433
Timothy W. Griffin, Vice President..............   1995      95,185      10,000          2,925             21,013
Susan W. McCarthy, Vice President...............   1995      95,185      10,000          2,925             21,013
Karen S. Bausman, Vice President................   1995     103,493           0          2,250             12,931

- ------------

(1) Represents matching contributions by IMC under the IMC Savings Plan, a defined contribution plan under Section 401(k) of the Internal Revenue Code, as amended.

(2) Represents number of shares of Common Stock underlying options. Includes options granted under the Partnership Option Plan, as amended.

Employment Agreements

     The Company has employment agreements with George Nicholas, its Chairman and Chief Executive Officer, and Thomas G. Middleton, its President and Chief Operating Officer (the 'Employment Agreements').

     Mr. Nicholas' previous employment agreement commenced on July 1, 1993 and was replaced as of January 1, 1996. The previous agreement provided for an annual salary of $220,000, plus an increase of $25,000 commencing each September. In addition, the agreement provided for payment of a bonus of $100,000 for the first 12-month period and $125,000 for each 12-month period thereafter if the pre-tax gross operating income of the Company exceeded certain specified levels.

     Mr. Nicholas' current Employment Agreement commenced on January 1, 1996 and terminates on December 31, 2001 (subject to a five-year extension). The Employment Agreement provides for an annual salary of $475,000, plus an increase each year of the greater of (i) the change in the cost of living in the Tampa, Florida, or (ii) an amount equal to 10% of the base salary for the prior year, but only if the Company has achieved an increase in net income on an earnings per share basis of 10% or greater. In addition, the Employment Agreement provides for payment of a bonus equal to 15% of the base salary of the relevant year for each one percent by which the increase in net income on an earnings per share basis exceeds 10% up to a maximum of 300% of his base salary. For example, if the increase in net income on an earnings per share basis for a particular year were 20%, the bonus payment would equal 150% of the base salary for such year. The Employment Agreement also provides that the Company shall use its best efforts to elect Mr. Nicholas to the Company's Board of Directors and to its Executive Committee, if constituted. Mr. Nicholas' employment may be terminated by the Company at any time for 'cause' (including material breach of the Employment Agreement, certain criminal or intentionally dishonest and misleading acts, breaches of confidentiality and failure to follow directives of the Board). If Mr. Nicholas is terminated for cause or voluntarily terminates his employment (in the absence of a Company breach or a 'change of control') he does not receive any deferred compensation. Mr. Nicholas is entitled to deferred compensation upon (i) his termination by the Company without cause, (ii) the Company's failure to renew his Employment Agreement on expiration, (iii) death or disability, (iv) voluntary termination after a material breach by the Company, and (v) voluntary termination after a 'change of control' (defined as any (A) acquisition of 50% or more of the equity of the Company before a public offering, or 25% after a public offering, has occurred, (B) change in a majority of the members of the Board excluding any change which was approved by the Board, or (C) approval by the Company's stockholders of a liquidation or dissolution of the Company, the sale of substantially all of its assets, or a merger in which the Company's stockholders own a minority interest of the surviving entity). The amount, if any, of deferred compensation payable to Mr. Nicholas will be determined at the time of termination equal to the greater of
(i) his base salary for the remainder of the then-current term of the Employment Agreement, or (ii) an amount equal to 150% of the highest annualized compensation earned by him during the preceding three years; provided, however, that if the deferred compensation calculation is made prior to January 1, 1997, the deferred compensation shall be $3.0 million. Receipt of deferred compensation is Mr. Nicholas' sole remedy in the event of a wrongful termination by the Company. Mr. Nicholas' Employment Agreement contains a restrictive covenant prohibiting him, for a period of 18 months following the termination of employment for any reason, from competing with the Company within the continental United States or from soliciting any employees from the Company who are earning in excess of $50,000 per year. However, this restrictive covenant is not applicable if Mr. Nicholas is terminated without cause or if the Company defaults in the payment of deferred compensation to Mr. Nicholas.

     Mr. Middleton's previous employment agreement commenced on September 1, 1993 and was replaced as of January 1, 1996. The previous agreement provided for an annual salary of $200,000. Upon a change of control or an initial public offering of stock of the Company, Mr. Middleton would have been entitled to a payment of $250,000.

     Mr. Middleton's current Employment Agreement commenced on January 1, 1996 and extends until December 31, 2001 (subject to a five-year extension). The terms of Mr. Middleton's Employment Agreement are substantially the same as those of Mr. Nicholas' Employment Agreement, with the exception that Mr. Middleton's annual salary is $380,000, plus increases as provided therein.

     The Company also has an employment agreement with David MacDonald, Vice President. Mr. MacDonald's employment agreement commenced on January 1, 1996 and extends until December 31, 1998, unless terminated upon 30 days' notice by either party. The agreement provides for an annual salary of $145,000, plus increases based on the percentage increase, if any, in the Consumer Price Index.

STOCK OPTION PLANS


     On December 11, 1995, the Partnership approved the Partnership Option Plan. In April, 1996, in anticipation of the transactions to be effected pursuant to the Reorganization Plan, the Company's Board of Directors adopted and the stockholders of the Company approved two separate plans: the Company Incentive Plan (the 'Incentive Plan') and the Directors' Stock Option Plan (the
'Directors' Plan'). In connection with the Reorganization Plan, all options granted under the Partnership Option Plan were assumed by the Company pursuant to the Incentive Plan and the Directors' Plan.


     The maximum aggregate ownership interest in the Company which can be granted pursuant to the Incentive Plan and the Directors' Plan is 12.0% of the outstanding interest of the Company as such outstanding equity interests existed as of December 11, 1995. Accordingly, the maximum number of shares which may be subject to the grant of options under the Incentive Plan and the Directors' Plan is 957,727 shares and 65,000 shares, respectively.

Incentive Plan

     Purpose. The purpose of the Incentive Plan is to promote the interests of the Company and its stockholders by attracting and retaining highly competent individuals to serve as key employees and as non-employee advisors who will contribute to the Company's success and to motivate such persons to achieve long-term objectives which will inure to the benefit of the Company.

     Administration/Eligible Participants. The Incentive Plan is administered by a committee (the 'Committee') appointed by the Company's Board of Directors. The persons eligible to receive stock option grants under the Incentive Plan are any officer or other key employee of the Company or any affiliate who is in a position to make a significant contribution to the management, growth or profitability of the Company or any affiliate as determined by the Committee ('Key Employees'), and any consultant or independent contractor who is not an employee of the Company or an affiliate but is in a position to make a significant contribution to the management, growth or profitability of the Company or any affiliate as determined by the Committee ('Non-Employee Advisors').

     The Committee has the sole power and authority, among other things to: (i) designate persons to be participants in the Incentive Plan ('Participants'),
(ii) determine the type, amount, duration and other terms and conditions of grants awarded to Participants, (iii) interpret and administer the Incentive Plan and (iv) waive any condition or other restriction with respect to any option granted pursuant to such plan.

     Awards. The Company has granted options under the Incentive Plan to acquire 8.2% of the Common Stock of the Company. Of those grants, the following persons received options:

                                 PARTICIPANT                                     SHARES SUBJECT TO OPTIONS
- ------------------------------------------------------------------------------   -------------------------

George Nicholas
  Chairman and Chief Executive Officer........................................            282,866
Thomas G. Middleton
  President and Chief Operating Officer.......................................            141,433
Other key employees, directors and advisors...................................            246,283
                                                                                       ----------
     Total....................................................................            670,582
                                                                                       ----------
                                                                                       ----------

     On December 11, 1995, the Partnership granted Mr. William Dacey an option to acquire a 0.08% interest in the Partnership at an exercise price of $3,802 for each 0.01% interest in return for Mr. Dacey's assistance in organizing the Partnership and negotiating the Partnership's initial credit facility.

     Terms and Conditions of Options Granted Under the Incentive Plan. Non-qualified and incentive stock options granted under the Incentive Plan are subject to such terms, including exercise price, conditions and timing of exercise, as may be determined by the Committee. However, all options shall be granted with an exercise price of not less than 100% of the fair market value of the interest in the Company subject to such options as of the date of each grant. The Committee is authorized to grant appreciation rights to participants in lieu of options.

     Options granted on December 11, 1995 were granted at an exercise price of $3,802 for each 0.01% interest in the Company as of December 11, 1995. Upon completion of the Public Offering, options for each 0.01% interest in the Partnership will, subject to vesting, be exercisable into 808.2 shares of Common Stock at an exercise price of $4.70 per share. Sixty percent of all options granted on December 11, 1995 vested upon their grant, with an additional 20% to vest on the first anniversary of the grant date and the remaining 20% to vest on the second anniversary of the grant date.

     On May 22, 1996, the Option Committee granted options to new employees and additional options to certain existing key employees and advisors. Options exercisable into 40,000 shares of common stock at an exercise price of $16 per share were granted to new employees, to vest 20% at the end of their first year of employment and 1 2/3% each month thereafter, in order to be fully vested at the end of five years. In addition, options exercisable into 55,151 shares were also granted to existing employees and advisors at an exercise price of $16 per share, to vest 60% on grant and 1 2/3% each month thereafter, in order to be fully vested at the end of two years.

     If the employment or advisor relationship of any Participant is terminated for any reason other than death or disability, all unvested options held by such Participant shall be automatically canceled, provided that all unvested options of a Key Employee or Non-Employee Advisor will vest when the employee is terminated by the Company without cause. Additionally, all unvested options will vest upon the occurrence of a change of control. In effect, a change of control is: (i) the adoption of a plan of reorganization, merger, share exchange or consolidation of the Company with one or more other entities as a result of which the holders of Common Stock as a group would receive less than 50% of the voting power of the capital stock or other interests of the surviving or resulting entity; (ii) the adoption of a plan of liquidation or the approval of the dissolution of the Company;
(iii) the approval by the Board of Directors of an agreement providing for the sale or transfer of the assets of the Company; or (iv) the acquisition of more than 20% of the outstanding shares of Common Stock by any person within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, if such acquisition is not preceded by a prior expression of approval by the Board of Directors.

     The options granted under the Incentive Plan are exercisable for a period of 10 years, provided, however, that if a Key Employee or Non-Employee Advisor is terminated for cause, all unexercised options (whether vested or non-vested) shall be immediately forfeited. In addition, if a Key Employee or Non-Employee Advisor terminates such Participant's relationship with the Company voluntarily, then all unexercised but vested options may be exercised for a period of six months following such termination. If termination is as a result of disability or death, the Participant (or such Participant's personal representative) shall have a period of one year following such termination to exercise vested options. All awards made to date under the Incentive Plan have been non-qualified options.

     Adjustments. In the event that the Committee determines any corporate transaction or event affects the interest in the Company subject to options granted pursuant to the 1995 Stock Plan, then the Committee may take such steps to adjust the benefits due under the Incentive Plan in such a manner as to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Incentive Plan.

     Transferability. Each award under the Incentive Plan shall be exercisable only by the Participant (or the Participant's legal representative) and is not subject to transfer except with the permission of the Committee to family members without consideration.

Directors' Plan

     The Directors' Plan provides for the automatic grant of non-qualified stock options to directors who are not employees of the Company or any affiliate. Each of Messrs. Goryeb, Legler and Wykle has received options to purchase 6,466 shares of Common Stock at an exercise price of $4.70 per share. Any other person who becomes an outside director will receive on the date of election to the Board, options to purchase 6,466 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. All options granted under the Directors' Plan are 60% vested on the date of grant, with an additional 20% vesting on the first and second anniversary dates of grant, respectively. All unvested options will vest upon the occurrence of a change of control. Options granted under the Directors' Plan will expire on the earlier of the tenth anniversary date of grant, the date that the director ceases to be a director for any reason other than death or disability, or one year after a director ceases to be a director by reason of death or disability.

Industry Partners' Incentive Plan

     At the time the Partnership became a subsidiary of the Company, the Industry Partners were given an opportunity to double the monthly dollar amount of mortgage loans which they committed to sell to the Company. To encourage Industry Partners to continue to sell even more mortgage loans than required under their commitments, the Company has created an incentive option plan for Industry Partners (the 'Industry Partners' Incentive Plan'). Under that Plan, options to acquire 10,000 shares of the Company's common stock at the price at which shares are sold to the public in the Public Offering will be awarded to Industry Partners each calendar quarter beginning September 30, 1996. The 10,000 options will be allocated among those Industry Partners which doubled their commitments, pro rata, to the extent the Industry Partners exceeded that doubled commitment for the calendar quarter. The Industry Partners' Incentive Plan will continue for five years, with a total of 200,000 options available under such Plan. All options granted will be exercisable for five years after their respective dates of grant.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock after giving effect to the transactions described in the Reorganization Plan, of: (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Public Offering; (ii) each of the Company's directors; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors and executive officers of the Company as a group.


                                                             SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                               OWNED PRIOR TO                     OWNED AFTER
                                                             THE PUBLIC OFFERING            THE PUBLIC OFFERING(1)
                                                        -----------------------------    -----------------------------
              NAME OF BENEFICIAL OWNER                   NUMBER      PERCENT OF CLASS     NUMBER      PERCENT OF CLASS
- -----------------------------------------------------   ---------    ----------------    ---------    ----------------
ContiTrade Services Corporation(2) ..................   1,350,000          17.72%        1,350,000          12.59%
  277 Park Avenue
  New York, New York 10172
Branchview, Inc.(14) ................................     830,928          13.25           830,928           8.87
  989 McBride Avenue
  West Patterson, New Jersey 07424
JRJ Associates Inc. .................................     572,669           9.13           572,669           6.11
  20 Waterview Blvd.
  Parsippany, New Jersey 07054
Cityscape Corp.(15) .................................     545,455           8.70           545,455           5.82
  565 Taxter Road
  Elmsford, New York 10523-2300
Mortgage America(16) ................................     567,226           9.05           567,226           6.05
  305 5th Street, Suite 200
  Bay City, Michigan 48708
Investors Mortgage, a Washington LP(3) ..............     494,988           7.89           494,988           5.28
  10220 N.E. Points Drive, Suite 200
  Kirkland, Washington 98033
American Industrial Loan Association ................     599,884           9.57           599,884           6.40
  3420 Holland Road, Suite 107
  Virginia Beach, Virginia 23452
The Money Store(17) .................................     381,584           6.09           381,584           4.07
  3301 C Street, Suite 100M
  Sacramento, California 95816
George Nicholas(4) ..................................     715,175          11.11           715,175           7.50
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Thomas G. Middleton(5) ..............................     188,209           2.96           192,097           2.03
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Karen S. Bausman(6) .................................      13,759           0.22            14,037           0.15
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Susan W. McCarthy(7) ................................     104,733           1.67           104,733           1.12
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Timothy W. Griffin(7) ...............................      32,962           0.52            33,517           0.36
  3450 Buschwood Park Drive
  Tampa, Florida 33618
David McDonald(8) ...................................     273,412           4.36           273,412           2.92
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Joseph P. Goryeb(9)(13) .............................     576,549           9.19           590,437           6.30
  Waterview Corporate Centre
  20 Waterview Boulevard
  Parsippany, New Jersey 07054-1267


                                                  (table continued on next page)

(table continued from previous page)


                                                             SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                               OWNED PRIOR TO                     OWNED AFTER
                                                             THE PUBLIC OFFERING            THE PUBLIC OFFERING(1)
                                                        -----------------------------    -----------------------------
              NAME OF BENEFICIAL OWNER                   NUMBER      PERCENT OF CLASS     NUMBER      PERCENT OF CLASS
- -----------------------------------------------------   ---------    ----------------    ---------    ----------------
Allen D. Wykle(9)(12) ...............................       3,880           0.06%            9,435           0.10%
  3420 Holland Road
  Virginia Beach, Virginia 23452
Mitchell W. Legler(9)(10) ...........................      22,487           0.36            36,375           0.39
  Independent Drive, Suite 3104
  Jacksonville, Florida 32202
All directors and executive officers as a group (13
  persons)(11).......................................   1,958,923          29.53         2,011,141          20.66


- ------------


(1) Gives effect to shares of Common Stock issued pursuant to the Directed Share Program.



(2) Includes 1,350,000 shares of Common Stock issuable upon the exercise of the immediately exercisable Conti Warrant.



(3) Shares owned through Investors Mortgage, a Washington LP. The voting power with respect to these shares is held by Seattle Management Company the general partner of Investors Mortgage, a Washington LP.



(4) Includes vested options to purchase 169,720 shares of Common Stock pursuant to the Incentive Plan.



(5) Includes vested options to purchase 84,860 shares of Common Stock pursuant to the Incentive Plan.



(6) Includes vested options to purchase 13,759 shares of Common Stock held pursuant to the Incentive Plan.



(7) Includes vested options to purchase 18,608 shares of Common Stock held pursuant to the Incentive Plan.



(8) Includes 245,455 shares of Common Stock owned by Equitysafe. Mr. McDonald, who owns 61% of the partnership interest of Equitysafe, has voting and investment control of the Common Stock owned by Equitysafe. Also includes 18,095 shares of Common Stock issuable to Mr. McDonald upon conversion of the Convertible Preferred Stock.



(9) Includes vested options to purchase 3,880 shares of Common Stock held pursuant to the Director's Plan.



(10) Includes vested options to purchase 22,487 shares of Common Stock held pursuant to the Incentive Plan.



(11) Includes vested options to purchase 363,559 shares of Common Stock held pursuant to various stock option plans.



(12) Excludes 599,884 shares of Common Stock owned by American Industrial Loan Association. Mr. Wykle, who owns 32% of the voting stock of American Industrial Loan Association, has voting, but not investment control of the Common Stock owned by American Industrial Loan Association. Mr. Wykle disclaims beneficial ownership of the 599,884 shares of Common Stock owned by American Industrial Loan Association.



(13) Includes 572,669 shares of Common Stock owned by JRJ Associates, Inc. Mr. Goryeb has voting and investment control of the Common Stock owned by JRJ Associates, Inc.



(14) Excludes 55,000 shares bought in the Directed Share Program by shareholders of Branchview, Inc.



(15) Excludes 4,500 shares bought in the Directed Share Program by shareholders of Cityscape Corp.



(16) Excludes 8,000 shares bought in the Directed Share Program by shareholders of Mortgage America.



(17) Excludes 8,000 shares bought in the Directed Share Program by shareholders of The Money Store.


     The following Industry Partners are not included in this table because they own less than 5% of the Common Stock: Joel E. Furst and Stan L. Furst, Equitysafe, Portfolio Placement Partners, Mr. Lillienfield, Equity Mortgage, a Maryland LP and Investaid Corporation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since its inception, the Company has had business relationships and engaged in certain transactions with affiliated companies and parties as described below. It is the policy of the Company to engage in transactions with related parties only on terms that, in the opinion of the Company, are no less favorable to the Company than could be obtained from unrelated parties and each of the transactions described below conforms to that policy.

PARTNERSHIP AGREEMENT

     The Partnership was formed as a limited partnership in 1993 and capitalized pursuant to the Original Partnership Agreement (the 'Original Partnership Agreement') dated as of July 1, 1993 among American Industrial Loan Association; Champion Mortgage Co. Inc.; Cityscape Corp.; Equitysafe, a Rhode Island General Partnership; Investors Mortgage, a Washington LP; Mortgage America Inc.; Residential Money Centers; First Government Mortgage and Investors Corp.; Investaid Corp.; New Jersey Mortgage and Investment Corp.; George Nicholas; certain members of management; and IMCI, the general partner. Pursuant to the Reorganization Plan and prior to the closing of the Public Offering, the
Partnership will become a wholly-owned subsidiary of the Company. The Partnership is divided into Full Shares (representing a 9.090% ownership interest) and Half Shares (representing a 4.545% ownership interest). The
Industry Partners each own either a Full Share or a Half Share of the Partnership. The Management Partners own a Half Share in the aggregate, and Mr. Nicholas owns an 8.09% interest and an additional 1% interest through IMCI. The Industry Partners, the Management Partners and Mr. Nicholas are collectively referred to as the 'LPs.' Each LP owning a Full Share contributed $100,000 to the Partnership upon formation and each LP owning a Full Share, except for Mr. Nicholas, was required to make additional contributions in either loan volume (via foregone premiums) or in cash until their respective capital contribution reached $380,000. Foregone premiums represent the difference in the amount paid by the Partnership for mortgage loans and the value set forth in a price schedule (estimated fair value) delivered to the LP at the time the mortgage loans are purchased. As of December 31, 1993, the LPs, with the exception of Mr. Nicholas, had contributed to the Partnership the aggregate amount of $1.43 million, with total contributions increasing from $1.8 million to $3.9 million at December 31, 1994. Additional contributions in the amount of $20,000 were received during 1995. Mr. Nicholas, who is also the Chief Executive Officer of the Company, was required to make an additional contribution up to a total capital balance of $380,000. For this purpose, Mr. Nicholas received a special allocation of profits, as defined in the Original Partnership Agreement, for the gain on sale of any loans originated from non-LP sources, up to a maximum of $40,000 per month. Mortgage sales gains represent the excess of the sales price over the amount paid by the Partnership. As of December 31, 1994, Mr. Nicholas had contributed special allocation profits of $280,000.

     Pursuant to the First Amended and Restated Partnership Agreement, the Partnership was obligated to make aggregate cash distributions to the LPs equal to 45% of the Partnership's net profits to enable the LPs to pay taxes owed in respect of their Partnership interest (the 'Tax Distributions'). At March 31, 1996, the Partnership was required to make Tax Distributions in the aggregate amount of $5.1 million. The following LPs agreed to forego receipt of cash in respect of the Tax Distributions: George Nicholas; Branchview, Inc.; JRJ Associates Inc.; Cityscape Corp.; New Jersey Mortgage and Investment Corp.; American Industrial Loan Association; Investaid Corp.; Equity Mortgage, a Maryland LP; First Government Mortgage and Investors Corp.; and The Money Store. All such debt will be repaid from the proceeds of the Public Offering. See 'Use of Proceeds.'

     Under the terms of the First Amended and Restated Partnership Agreement, each of the LPs owning a Full Share is required to sell to the Partnership, on average, $1.0 million per month in loan volume ($500,000 per month for each LP owning a Half Share), at market prices (the 'Mortgage Loan Commitments').

     The First Amended and Restated Partnership Agreement was amended by the First Amendment as of March 15, 1994 and the Second Amendment as of July 8, 1994, and later restated as the Second Amended and Restated Partnership Agreement (the 'Second Amended and Restated Partnership Agreement') on November 1, 1994. Equity Mortgage, a Maryland LP, joined the Partnership on

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February 1, 1994. The Money Store  joined the Partnership on November 29,  1994.
On October 1, 1994, Equitysafe sold one half of its Full Share in the Partnership to Portfolio Placement Partners.

     The Second Amended and Restated Partnership Agreement was amended and restated as the Third Amended and Restated Partnership Agreement (the 'Third Amended and Restated Partnership Agreement') in November, 1995. During 1995, four partnership changes occurred: Residential Money Centers sold its interest to Branchview, Inc. on July 31, 1995; Champion Mortgage Co. Inc. transferred its interest to JRJ Associates Inc. on September 29, 1995; First Government Mortgage and Investors Corp. sold its interest to Gerald S. Lilienfield on December 28, 1995; and New Jersey Mortgage and Investment Corp. transferred its interest to Stan L. Furst and Joel E. Furst on December 31, 1995.

PRE-IPO AGREEMENT

     Pursuant to the Pre-IPO Agreement, dated as of March 28, 1996 and executed by each LP, the Partnership and the Company prior to the filing of the Registration Statement of which this Prospectus is a part, each of the LPs irrevocably committed that it would exchange its partnership interests for shares of Common Stock as described in the Reorganization Plan.

     Pursuant to the Third Amended and Restated Partnership Agreement, each LP had a Mortgage Loan Commitment to sell a certain volume of mortgage loans to the Partnership. Pursuant to the Pre-IPO Agreement, certain LPs have agreed to double their Mortgage Loan Commitments or its economic equivalent to $2.0 million a month ($1.0 million for LPs owning a Half Share). In addition, pursuant to the Pre-IPO Agreement, the LPs will be eligible for 10,000 options ('Incentive Options') to be divided each fiscal quarter among those LPs that have (i) committed to double their monthly loan volumes and (ii) exceeded their doubled commitment. The Company believes the Incentive Options will encourage LPs to increase their loan volume sold to the Company.

AGREEMENTS WITH CONTIFINANCIAL

     Warehouse Facility. The Company and ContiFinancial are party to the Amended and Restated Loan and Security Agreement (the 'Wholesale Warehouse Mortgage Agreement'), dated as of September 1, 1995 (together with its predecessor agreement, the 'Warehouse Facility'). Pursuant to the Warehouse Facility, the Company has a $125.0 million line of credit that is secured by its mortgage loans. Amounts outstanding under the Warehouse Facility bear interest at a rate of LIBOR plus 1.5% per annum. During fiscal years 1994 and 1995 and the three months ended March 31, 1996, the Company made interest payments under the Warehouse Facility of $0.5 million, $5.1 million and $2.0 million, respectively.


     Standby Agreement. The Company and ContiFinancial are party to the Standby Agreement through which the Company funds the tax consequences of the recognition of the securitization gain on sale and other working capital needs prior to receipt of any cash flow from the residual interests in its securitizations. Amounts borrowed under the Standby Agreement bear interest at a rate of LIBOR plus 1.7% per annum. The Standby Agreement expires on January 12, 2000. ContiFinancial has agreed to lend the Company the Additional Draw of $10.0 million under the Standby Agreement which bears interest at a rate of LIBOR plus 8.0% and which amount must be repaid with a portion of the net proceeds from the Public Offering. The Company has borrowed the full $15.0 million available under the Standby Agreement and $10.0 million under the Additional Draw. During fiscal years 1994 and 1995 and the three months ended March 31, 1996, the Company made interest payments to ContiFinancial under the Standby Agreement of $0, $0.2 million and $0.3 million, respectively.


     Investment Banking Relationship. As part of the 1995 Agreement, the Company and ContiFinancial entered into an agreement for investment banking services dated January 12, 1995 (the '1995 Investment Banking Agreement'). The 1995 Investment Banking Agreement replaced a prior agreement between the parties under the 1993 Agreement (together with the 1995 Investment Banking Agreement, the 'Investment Banking Agreements'). Pursuant to the 1995 Investment Banking Agreement, unless the Company determines, in its sole discretion, that materially better terms are available from others, ContiFinancial has a right (the 'Retention Right') to act as underwriter, placement agent or sponsor ('Mortgage Banker') with respect to $2.0 billion of placement or

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underwriting  of securitizations and whole  loan acquisitions or dispositions of
the  Company  mortgage  loans   (the  'Mortgage  Transactions').  In   addition,
ContiFinancial may retain all underwriting fees from the Mortgage Transaction in any instance in which it acts as Mortgage Banker for the Company, receive information from the Company regarding any Mortgage Transaction in which it is not chosen to be the Mortgage Banker and receive certain minimum allocations of Retention Rights on a per annum basis which, if not fulfilled, are rolled over into the minimum allocation of Retention Rights for the following year. The 1995 Investment Banking Agreement expires in 2000, unless extended through the mutual agreement of the parties. Under the Investment Banking Agreements, the Company paid $0.3 million, $0.2 million and $0 million, respectively, for services as Mortgage Banker in 1994, 1995 and the three months ended March 31, 1996.


     Conti Warrant. In August, 1993, the Company entered into the 1993 Agreement with Conti-Financial which provided IMC with the $15.0 million Standby Agreement to fund retention of I/O and residual classes of certificates and certain investment banking services and also committed ContiFinancial to provide a warehouse facility to IMC, subject to the satisfaction of certain conditions. Pursuant to the 1993 Agreement, IMC agreed to share a portion of its equity with ContiFinancial through an agent fee based on a percentage of increases in equity (as defined) at the termination of the 1993 Agreement. On January 12, 1995, IMC and ContiFinancial entered into the 1995 Agreement which replaced the 1993 Agreement and provided for agent fees to ContiFinancial based on the fair market value of the Company (as defined in the 1995 Agreement). The amount of the agent fee ranges from 15% of the fair market value of the Company in the event ContiFinancial elects to terminate the 1995 Agreement to 25% of the fair market value of the Company in the event IMC elects to terminate the 1995 Agreement. Pursuant to the 1995 Agreement, the Conti VSA was established. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity.' A professional valuation firm valued the Company as of December 31, 1995 in order to calculate the value of the Conti VSA at that time. The Conti VSA was valued at $5.9 million. The Conti VSA was converted into the Conti Option effective December 31, 1995 by an agreement executed March 26, 1996. Prior to the Public Offering, the Conti Option was converted into the Conti Warrant. The Conti Warrant contains certain dilution protections in favor of ContiFinancial, and grants ContiFinancial certain registration rights. After the Public Offering, the Conti Warrant will be exercisable for 1.35 million shares (after giving effect to Conti-Financial's sale of 10% of its interest in the Conti Warrant) of Common Stock subject to adjustment if the Company issues Common Stock below fair market value. See 'The Reorganization Plan.'


ADDITIONAL SECURITIZATION TRANSACTION EXPENSE

     The Company has entered into I/O and residual certificate sharing arrangements with ContiFinancial in connection with its securitizations pursuant to which the Company arranges to have issued to ContiFinancial a percentage of the residual interest in the related REMIC trust in exchange for cash. ContiFinancial received 50% of the residual interests (valued at $3.0 million) in the Company's 1994-1 securitization in exchange for $2.1 million, 50% of the residual interests (valued at $4.2 million) in the Company's 1995-1 securitization in exchange for $3.3 million, 100% of the residual interests (valued at $12.4 million) in the Company's 1995-2 securitization in exchange for $10.0 million, 55% of the residual interests (valued at $8.5 million) in the Company's 1995-3 securitization in exchange for $5.1 million, 50% of the residual interests (valued at $9.5 million) in the Company's 1996-1 securitization in exchange for $6.2 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'

IMC ASSOCIATES, INC.

     IMC Associates, Inc. ('IMC Associates') was formed to lease a skybox suite in the Ice Palace stadium for games of the Tampa Bay Lightning, a national hockey league franchise. The Company purchases tickets for the hockey games from IMC Associates for an aggregate amount equal to the $75,000 annual lease cost of the skybox. IMC Associates is owned by George Nicholas, the Chairman of the Board and Chief Executive Officer of the Company.

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GENERAL COUNSEL

     The Company paid $28,000 in legal fees in 1995 to Mr. Legler who acted as general counsel for the Company through his professional association, Mitchell
W. Legler, P.A. The Company anticipates it will pay approximately $250,000 in legal fees to Mr. Legler in 1996. In addition, on December 11, 1995, Mr. Legler was granted options to purchase 21,013 shares of Common Stock at an exercise price of $4.70 per share pursuant to the 1995 Plan for advisory services to the Company and options to purchase 6,466 shares of Common Stock at an exercise price of $4.70 per share pursuant to the Directors' Plan and options to purchase 10,000 shares of Common Stock at an exercise price of $16.00 per share pursuant to the Incentive Plan.

TRANSACTIONS WITH PARTNERS

Lakeview

     The Company entered into the Lakeview Facility in January, 1996 with Lakeview, an affiliate of Branchview, Inc. The Company expects to repay outstanding amounts under the Lakeview Facility with a portion of the proceeds of the Public Offering. See 'Use of Proceeds.'

JRJ Associates Inc.

     JRJ Associates Inc. sold loans in the aggregate amount of $15.6 million to the Company during 1995 and has agreed to sell $24.0 million in loans to the Company in 1996. Mr. Goryeb, a member of the Board of Directors of IMC, is Chairman and Chief Executive Officer of Champion Mortgage Co. Inc., an affiliate of JRJ Associates Inc.

Cityscape Corp.

     Cityscape Corp. sold loans in the aggregate amount of $8.7 million to the Company and contributed $420,000 to the Company in lieu of additional loan sales in satisfaction of its aggregate loan sale commitments for 1995 and 1996.

Mortgage America Inc.

     Mortgage America Inc. sold loans in the aggregate amount of $9.4 million to the Company during 1995. The Partnership determined that $9.4 million of loan sales was sufficient to meet Mortgage America's loan sale commitment to the Company for 1995 based on several factors, including Mortgage America's sale to the Company of substantially more mortgage loans than its commitment in 1994. Mortgage America has agreed to sell $24.0 million in loans to the Company in 1996.

Investors Mortgage, a Washington LP

     Investors Mortgage, a Washington LP ('Investors Mortgage'), sold loans in the aggregate amount of $5.5 million to IMC during 1995. The Partnership determined that $5.5 million of loan sales was sufficient to meet Investors Mortgage's loan sale commitment to the Company for 1995 based on several factors, including Investors Mortgage's commitment to sell at least $6.5 million of mortgage loans in excess of its commitment to the Company in 1996. Investors Mortgage has agreed to sell $12.0 million in loans to the Company in 1996.

American Industrial Loan Association

     American Industrial Loan Association sold loans in the aggregate amount of $38.1 million to IMC during 1995 and has agreed to sell $24.0 million in loans to IMC in 1996. Mr. Wykle, a member of the Board of Directors of IMC, is Chairman and Chief Executive Officer of American Industrial Loan Association. In January, 1996, IMC and American Industrial Loan Association entered into a warehouse financing facility pursuant to which IMC committed to lend American Industrial Loan Association $8.0 million secured by mortgage loans. Borrowings under the facility bear interest at a rate

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of  LIBOR plus 1.75%, and American  Industrial Loan Association paid IMC $35,100 in interest payments during the first three months of 1996.

TRANSACTIONS WITH EQUITYSTARS


     At the time IMC acquired the assets of Equitystars, Equitystars was licensed as a mortgage banker in certain states in which IMC was not so licensed. In order to enable IMC to benefit immediately from the Equitystars assets, IMC and Equitystars entered into a warehouse credit facility (the 'Equitystars Warehouse') and a management agreement pursuant to which IMC directs substantially all of the business activities of Equitystars (the 'Management Agreement'). Pursuant to the Equitystars Warehouse, IMC has committed to fund, from time to time, up to $10 million of Equitystars' mortgage loan origination, subject to certain conditions. Amounts outstanding under the Equitystars Warehouse bear interest at an annual rate equal to LIBOR. The Equitystars Warehouse is for a term of one year (from January 2, 1996) and may be terminated by IMC quarterly, on 30 days notice. Pursuant to the Management Agreement, IMC controls all business activities of Equitystars, and Equitystars sells all of its mortgage loans to IMC. IMC receives a management fee for its services substantially equal to the difference between the interest earned on the mortgage loans during the time they are funded through the Equitystars Warehouse and the LIBOR due to IMC under the Equitystars Warehouse. David McDonald is the general partner and 61% owner of Equitysafe, an Industry Partner and owns a portion of the shares of the Convertible Preferred Stock. Equitysafe owns 4.5% of the limited partnership interests of IMC (which was exchanged for 272,000 shares of Common Stock pursuant to the Reorganization Plan). The shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock will be subject to certain incidental registration rights for public offerings of the Common Stock subsequent to the completion of the Public Offering.


          CERTAIN ACCOUNTING CONSIDERATIONS RELATING TO THE CONTI VSA

BACKGROUND

     As originally conceived by the founders of IMC, the general equity of the Company would be allocated (i) 65% to the limited partners which were to sell loans to the Company to provide its core business volume, (ii) 15% to management and (iii) 20% to ContiFinancial which was to provide the initial credit facilities necessary for the Company's business. However, due to ContiFinancial's lender position and the complexity of ContiFinancial's being a partner in a partnership (as opposed to a stockholder in a corporation), ContiFinancial did not wish to take a 20% partnership interest in the Company. Instead, since the formation of IMC in 1993, IMC has operated under three value sharing agreements with ContiFinancial (the 'Conti VSA').

1993 Agreement

     The 1993 Agreement between ContiFinancial and the Company was entered into at the time of the founding of the Company. That agreement provided for ContiFinancial to receive an amount calculated as an increasing percentage of the partners' capital account in excess of the amount actually contributed by the partners.

1995 Agreement

     On January 12, 1995, the 1993 Agreement was replaced by the 1995 Agreement which granted ContiFinancial a right to receive an amount equal to 20% of the fair market value (as defined) of the Company at the end of the ten-year term of the agreement, or upon any disposition or windup of the Company, as well as 20% of any distributions to partners of the Company in excess of the distributions necessary to allow the partners to pay income taxes on their respective share of the Company's earnings. ContiFinancial also had the right to demand payment (a 'put') at 15% of the fair market value of the Company, and the Company had the right to satisfy ContiFinancial's VSA (a 'call') by paying ContiFinancial 25% of the fair market value of the Company.

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1996 Conti Warrant


     In March, 1996, the 1995 Agreement was replaced by the Conti Option entitling ContiFinancial upon exercise to approximately 18% of the equity in the Partnership. Upon the exchange by the Industry Partners of their partnership interests in the Partnership for Common Stock, the Conti Option automatically converts into the Conti Warrant exercisable for 1.5 million shares of the Common Stock (subject to certain adjustments). The Conti Warrant does not contain any put feature permitting ContiFinancial to require cash for the Conti Warrant.


ACCOUNTING PRINCIPLES

     Under Emerging Issues Task Force Issue 88-9 ('EITF 88-9'), the accounting task force reached a consensus that securities such as put warrants, where the issuer can be required to redeem the securities for cash, are treated as a liability on the issuer's balance sheet at the value assigned to that put warrant at the time of issue. Moreover, EITF 88-9 concluded that where a security has a mandatory redemption feature or put at an amount which varies based, for example, upon the value of the issuer, then any increase in value from accounting period to accounting period is treated as an increase in the amount of liability recorded and as an additional expense in the period of increased value.

ACCOUNTING TREATMENT OF CONTI VSA

     Applying generally accepted accounting principles ('GAAP'), the Company concluded that as the 1993 Agreement provided for ContiFinancial to receive a cash amount at the end of the agreement's term or earlier on the happening of certain contingencies (such as default), the amount which was due to ContiFinancial from time to time should be booked as a liability. Applying the task force determinations described above, the existence of the put feature of the 1995 Agreement required the Company to record a liability for the value assigned to the put feature at issuance. Moreover, any increase in the value of the put feature of the 1995 Agreement was treated by the Company as a charge to earnings for the period during which the increase in value occurred.

CALCULATION OF BOOK ENTRIES FOR CONTI VSA

     The partner's capital account balance did not exceed the amounts contributed by the Industry Partners when the 1993 Agreement was executed. Thus, no liability was initially booked upon execution of that agreement. Moreover, as the formula for calculating the value of the Conti VSA produced no value during 1993 (when the Company had a loss) no charge to earnings was booked during the year. However, in 1994, the Company earned $4.7 million (without consideration of the value of the Conti VSA) and the corresponding increase in the partner's capital accounts in excess of contributions resulted in the Conti VSA under the 1993 Agreement having a value of $1.7 million. Accordingly, during 1994, the Company booked a liability and an expense of $1.7 million.

     The 1995 Agreement provided a calculation of the value of Conti VSA based not on the partners' capital account but on fair market value. A professional valuation firm valued the Company as of December 31, 1995 in order to calculate the value of the Conti VSA at that time. As ContiFinancial could exercise its put for 15% of the fair market value of the Company, that 15% was calculated at $5.9 million as of December 31, 1995. The Company, as reflected above, had already valued the Conti VSA at the end of 1994 at $1.7 million. Thus, the increase over that amount, or $4.2 million, was recorded as an expense in 1995.

     The appraisal of the fair market value of the Company as of December 31, 1995, was based on the assumption that the Conti VSA under the 1995 Agreement was outstanding as a put. The appraisal firm arrived at the fair market value of the Company as a non-public company by applying a multiplier of eight times the Company's 1995 earnings (reduced by a 40% income tax rate) of $6.5 million producing a gross value for the Company of approximately $51 million. The appraisers determined that it was unlikely that the Company would find a willing buyer to purchase the Company unless that buyer simultaneously eliminated the Conti VSA. The Company could call the Conti VSA only by paying ContiFinancial 25% of the Company's fair market value. Thus, the appraisers determined that the fair market value of the Company as of December 31, 1995 was approximately $40 million. The Company

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therefore  concluded that  the value of  the Conti VSA  (the put for  15% of the
Company's value) was approximately $5.9 million.

FIRST QUARTER 1996

     On March 26, 1996, the Conti VSA under the 1995 Agreement was replaced by the Conti Option which has no put feature or right for ContiTrade to demand that it be redeemed for cash. Accordingly, the periodic determination of the liability and charge to earnings which had applied to the Conti VSA under the 1993 and 1995 Agreements does not apply to the Conti Option and will not apply to the Conti Warrant. However, the fair market value of the Conti Option on the date of grant, March 26, 1996, in excess of amounts previously recorded amounted to $2.6 million and has been charged to expense in the first quarter of 1996 in accordance with GAAP.

RECLASSIFICATION OF LIABILITY TO STOCKHOLDERS' EQUITY

     Under GAAP, ContiFinancial's right to receive cash for the Conti VSA under the 1993 and the 1995 Agreements resulted in a charge against earnings and an equivalent reduction in the Company's stockholders' equity. The substitution of the Conti Option for the 1995 Agreement on March 26, 1996 eliminated any put or other right for ContiFinancial to obtain cash from the Company for the Conti VSA. That substitution resulted in the reclassification of the liabilities associated with the value of the Conti VSA to the Company's stockholders' equity. Accordingly, on March 26, 1996, the Company's stockholders' equity was increased by the sum of the 1994 liability of $1.7 million, the 1995 additional liability of $4.2 million and the additional liability reflected in the first quarter of 1996 for the value of the Conti VSA on March 26, 1996. Also on March 26, 1996 the value of the Conti Option in excess of amounts previously recorded was charged to expense with a corresponding amount reflected in stockholders' equity. Moreover, neither the Conti Option nor the Conti Warrant will affect earnings of the Company after March 26, 1996.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the 'Preferred Stock'). Immediately prior to the completion of the Public Offering, there will be issued and outstanding 6,269,833 shares of Common Stock held of record by 25 stockholders and an escrow agent. Immediately prior to the completion of the Public Offering, 5,331,820 shares of Common Stock will be held by the Industry Partners, 272,727 shares will be held by the Management Partners and 545,455 shares will be held by Mr. Nicholas, and the shares held by the Partnership will be cancelled. In addition, pursuant to the terms thereof, all the outstanding shares of Convertible Preferred Stock will be converted immediately prior to the completion of the Public Offering into the number of shares of Common Stock arrived at by dividing the aggregate liquidation preference thereof ($2,006,000) by 93% of the initial public offering price per share of the Common Stock. An additional 670,582 shares of Common Stock will be issuable upon the exercise of stock options held by officers, directors and key outside advisors. See 'Management -- Stock Option Plans.' Of the shares of Common Stock issuable upon the mandatory conversion of the Convertible Preferred Stock, the shares issuable upon conversion of 2,750 shares of Convertible Preferred Stock will be held in escrow pending the satisfaction by June 30, 1998 of certain conditions in connection with the Equitystars Acquisition. Depending on the extent to which such conditions are satisfied, the shares will be released to the stockholders of Equitystars, with any remaining shares
returned  to   the   Company   and   cancelled.   In    certain   circumstances,
additional   shares  of  Common  Stock  may   be  issued  to   the  stockholders
of  Equitystars.  See  'Business   --  Loans  --  Acquisition  of Equitystars.'


     The following description is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this Prospectus is a part. No information is set forth concerning the Convertible Preferred Stock, which will not be outstanding following the completion of the Public Offering.

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COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted, which means that holders of more than one half of the outstanding shares of Common Stock can elect all the directors of the Company. Subject to preferences that may be granted to holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See 'Dividend Policy.' In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be payable to the holders of Preferred Stock. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. The issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be upon payment therefor, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to fix the number of shares constituting any such class or series and the rights and preferences thereof, including dividend rights, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such class or series, without any further vote or action by the Company's stockholders.

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

CERTAIN STATUTORY PROVISIONS

Control Share Acquisitions

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of
Incorporation or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the 'Florida Act') contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a 'control share acquisition' unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power and; (iii) a majority or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act.

Affiliated Transactions

     The Florida Act also contains an 'affiliated transaction' provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an 'interested stockholder' unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested stockholder, (ii) the interested stockholder has owned at least 80% of the Company's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested stockholder. An interested stockholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

Indemnification

     The Florida Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Florida Act.

Limitation of Liability

     Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper person benefit. As a result, stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available. These provisions will not limit the liability of the Company's directors under the Federal securities laws.

PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Company's Articles of Incorporation and Bylaws summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

     Under the Company's Articles of Incorporation and Bylaws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Company's Articles of Incorporation provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Supermajority Required for Actions by Written Consent

     The Company's Articles of Incorporation provide that all actions taken by the stockholders must be taken at an annual or special meeting of the stockholders or by the written consent of the holders of 90% of the Company's outstanding voting shares. This provision may be amended only with the affirmative vote of the holders of 90% of the Company's outstanding voting shares.

Special Meetings of Stockholders

     The Articles of Incorporation provide that special meetings of the stockholders may be called by only a majority of the members of the Board of Directors, the Chairman of the Board or the holders of not less than 35% of the Company's outstanding voting shares. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

Advance Notice Requirements

     Under the Company's Bylaws, stockholders will be required to comply with advance notice provisions with respect to any proposal submitted for stockholder vote, including nominations for elections to the Board of Directors. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

TRANSFER AGENT


     The transfer agent for the Common Stock is American Stock Transfer and Trust Company.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Public Offering, the Company will have outstanding an aggregate of 11,065,092 shares (assuming the exercise of all vested options and the Conti Warrant) of Common Stock. Of these shares, 3,100,000 of the shares sold in the Public Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by 'affiliates' of the Company as that term is defined under the Securities Act and all of the 310,000 shares purchased pursuant to the Directed Share Program will be subject to the lock-up agreement described below.


     The remaining 7,965,092 shares (assuming the exercise of all vested options and the Conti Warrant) held by existing stockholders of the Company (including the Industry Partners) are 'restricted securities' within the meaning of Rule 144 under the Securities Act and will become eligible for sale subject to the provisions of Rule 144 (subject to certain exceptions provided by Rule 701 under the Securities Act with respect to approximately 390,350 of such shares issuable upon the exercise of vested options granted under the Incentive Plan or the Directors' Plan). Of such shares, none of such shares of Common Stock have been held for more than two years by stockholders who are not affiliates of the Company and will be eligible for sale in the public market upon the expiration of the referenced lock-up agreements in reliance on Rule 144(k) under the Securities Act.


     In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, may sell an amount of restricted securities which were last purchased from the issuer or an affiliate of the issuer a minimum of two years prior to such sale, such that, within any three-month period, such person's sales do not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (93,698 shares immediately after the Public Offering excluding any exercise of options or 1.35 million shares pursuant to the Conti Warrant), or the average weekly trading volume in the Common Stock on Nasdaq during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144(h) of the Securities Act, or if no such notice is required, the date of receipt of the order to execute the transaction. In addition, under Rule 144(k), a stockholder who is not deemed an affiliate, and has not been an affiliate for at least three months prior to the sale, is entitled to sell restricted securities which were last purchased from the issuer or an affiliate of the issuer a minimum of at least three years prior to such sale without complying with the foregoing requirements. In calculating the two and three year holding periods described above, a holder of restricted securities can include the holding period of a prior owner who was not an affiliate.


     Notwithstanding the limitations on sale described above, otherwise restricted securities may be sold at any time through an effective registration statement pursuant to the Securities Act. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the 1,022,727 shares of Common Stock reserved for issuance under the Incentive Plan and the Directors' Plan (whether or not such options have been granted or vested). As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to the referenced lock-up agreements and special rules for affiliates, for resale in the public market after the effective date of such registration statement.



     The Company has agreed with the Underwriters that it will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any security convertible or exchangeable for Common Stock, for a period of 180 days after the date of the completion of the Public Offering, subject to certain limited exceptions. Certain persons purchasing shares of Common Stock pursuant to the Directed Share Program have agreed with the Underwriters that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any such shares for a period of 180 days after the completion of the Public Offering, subject to certain limited exceptions. The executive officers and directors of the Company have agreed with the Underwriters that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock, for a period of 180 days after the completion of the Public Offering, subject to certain limited exceptions. See 'Underwriting.'

                                  UNDERWRITING

     The Underwriters named below, for whom Bear, Stearns & Co. Inc. and Oppenheimer & Co., Inc. are acting as representatives (the 'Representatives'), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased.


                                                                                 NUMBER OF
                                                                                  SHARES
                                UNDERWRITER                                   OF COMMON STOCK
- ---------------------------------------------------------------------------   ---------------
Bear, Stearns & Co. Inc. ..................................................        815,000
Oppenheimer & Co., Inc. ...................................................        815,000
Alex. Brown & Sons Incorporated............................................         70,000
Dillon, Read & Co. Inc. ...................................................         70,000
A.G. Edwards & Sons, Inc. .................................................         70,000
Goldman, Sachs & Co. ......................................................         70,000
Hambrecht & Quist LLC......................................................         70,000
Lehman Brothers Inc. ......................................................         70,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.................................................         70,000
Montgomery Securities......................................................         70,000
Morgan Stanley & Co. Incorporated..........................................         70,000
NatWest Securities Corporation.............................................         70,000
Nomura Securities International, Inc. .....................................         70,000
Prudential Securities Incorporated.........................................         70,000
Salomon Brothers Inc ......................................................         70,000
Smith Barney Inc. .........................................................         70,000
Allen & Company Incorporated...............................................         35,000
Anderson & Strudwick, Incorporated.........................................         35,000
First Albany Corporation...................................................         35,000
First Equity Corporation of Florida........................................         35,000
Friedman, Billings, Ramsey & Co., Inc. ....................................         35,000
Gerard Klauer Mattison & Co., L.L.C........................................         35,000
Johnson Rice & Company L.L.C. .............................................         35,000
Keefe, Bruyette & Woods, Inc. .............................................         35,000
Ladenburg, Thalmann & Co. Inc. ............................................         35,000
Piper Jaffray Inc. ........................................................         35,000
Principal Financial Securities, Inc. ......................................         35,000
Raymond James & Associates, Inc. ..........................................         35,000
Stephens Inc. .............................................................         35,000
Wheat First Butcher Singer, Inc............................................         35,000
                                                                              ---------------
     Total.................................................................      3,100,000
                                                                              ---------------
                                                                              ---------------



     The Underwriters have advised the Company that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.76 per share, and the Underwriters may allow, and such dealers may re-allow, a concession of not more than $0.10 per share to certain other dealers. After the Public Offering, the price and concessions and re-allowances to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.


     Bear Stearns Home Equity Trust 1996-1, an affiliate of Bear, Stearns & Co. Inc., currently provides the Company with a $200.0 million warehouse borrowing facility which extends through March, 1997. Bear Stearns Home Equity Trust 1996-1 has informed the Company that, subject to the completion of appropriate documentation, it has approved an increase to $300.0 million in the warehouse borrowing facility. In addition, Bear, Stearns & Co. Inc. acted as lead manager for the Company's November, 1995, February, 1996 and April, 1996 securitizations.

     The Company has granted a 30-day option to the Underwriters, to purchase up to a maximum of 465,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,100,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of Common Stock offered hereby.


     At the request of the Company, the Underwriters have reserved up to 310,000 shares of Common Stock for sale at the initial public offering price to certain employees, Industry Partners and their affiliates. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any such reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered thereby.


     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     The Company has also agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the completion of the Public Offering, without the prior written consent of the Representatives, subject to certain limited exceptions. Certain persons have agreed with the Underwriters that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock purchased pursuant to the Directed Share Program for a period of 180 days after the completion of the Public Offering, subject to certain limited exceptions. The executive officers and directors of the Company have agreed with the Underwriters that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock for a period of 180 days after the completion of the Public Offering, subject to certain limited exceptions. See 'Shares Eligible for Future Sale.' Prior to the Public Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock offered hereby was determined by negotiation among the Company and the Representatives. In determining such price, consideration was given to various factors, including the market valuation of comparable companies, market conditions for initial public offerings, the history of and prospects for the consumer finance industry, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the general condition of the securities markets and other relevant factors.


                                 LEGAL MATTERS

     Certain legal matters relating to the Common Stock being offered hereby will be passed upon for the Company by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019 and for the Underwriters by Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994, 1995 and March 31, 1996, and for the period from inception (August 12, 1993) through December 31, 1993 and for each of the two years in the period ended December 31, 1995 and the first three months ended March 31, 1996, appearing in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in its report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to such exhibit. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Avenue, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

     Upon completion of the Public Offering, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section at the addresses set forth above.

     The Company intends to furnish to its stockholders annual reports containing financial statements of the Company audited by its independent auditors and quarterly reports containing unaudited condensed financial statements for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Report of Independent Accountants..........................................................................   F-2
Financial Statements:
     Consolidated Balance Sheets as of December 31, 1994, 1995 and March 31, 1996..........................   F-3
     Consolidated Statements of Operations for the period August 12, 1993 (inception) through December 31,
      1993 and for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996....   F-4
     Consolidated Statements of Stockholders' Equity for the period August 12, 1993 (inception) through
      December 31, 1993 and for the years ended December 31, 1994 and 1995 and the three months ended March
      31, 1996.............................................................................................   F-5
     Consolidated Statements of Cash Flows for the period August 12, 1993 (inception) through December 31,
      1993 and for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996....   F-6
     Notes to Consolidated Financial Statements............................................................   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of
  IMC MORTGAGE COMPANY AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of IMC Mortgage Company and Subsidiaries as of December 31, 1994, 1995, and March 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period August 12, 1993 (inception) through December 31, 1993 and for each of the two years in the period ended December 31, 1995 and the three month period ended March 31, 1996. These financial statements are the responsibility of IMC Mortgage Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMC Mortgage Company and Subsidiaries as of December 31, 1994, 1995 and March 31, 1996, and the consolidated results of their operations and their cash flows for the period August 12, 1993 (inception) through December 31, 1993 and for each of the two years in the period ended December 31, 1995 and the three month period ended March 31, 1996, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.


Jacksonville, Florida
May 21, 1996, except for the third paragraph of Note 1 and the 23rd and 24th paragraphs of
  Note 3, as to which the date is June 24, 1996

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                    ---------------------------     MARCH 31,
                                                                       1994            1995            1996
                                                                    -----------    ------------    ------------

                             ASSETS
Cash and cash equivalents........................................   $ 3,091,180    $  5,133,718    $  7,566,695
Securities purchased under agreements to resell..................             0     138,058,262     218,835,000
Accrued interest receivable......................................       218,717       1,872,129       1,993,853
Accounts receivable..............................................       295,003       1,179,907       3,002,890
Mortgage loans held for sale.....................................    28,995,750     193,002,835     257,458,182
Furniture, fixtures and equipment -- net.........................       431,750         679,950         914,725
Interest-only and residual certificates..........................     3,403,730      14,072,771      22,905,311
Warehouse financing due from stockholders (Note 10)..............        57,000          53,200       6,677,044
Capitalized mortgage servicing rights............................             0               0       1,322,180
Other assets.....................................................       148,861         498,662         851,092
Investment in joint venture......................................             0               0       1,960,456
Goodwill.........................................................             0               0       1,712,769
                                                                    -----------    ------------    ------------
          Total..................................................   $36,641,991    $354,551,434    $525,200,197
                                                                    -----------    ------------    ------------
                                                                    -----------    ------------    ------------

              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Warehouse finance facilities................................   $27,731,859    $189,819,046    $261,417,193
     Term debt...................................................             0      11,120,642      21,879,297
     Convertible debenture.......................................             0               0       1,800,000
     Securities sold but not yet purchased.......................             0     139,200,000     216,479,966
     Accrual for sharing of proportionate value of equity (Note
       4)........................................................     1,689,000       5,893,000               0
     Accrued interest payable....................................       508,576       1,055,550       1,323,311
     Amounts payable to stockholders for taxes (Note 2)..........             0       1,306,645       5,126,471
     Accrued and other liabilities...............................       405,945         547,707       2,522,323
     Deferred income.............................................       450,600               0         523,201
                                                                    -----------    ------------    ------------
          Total liabilities......................................    30,785,980     348,942,590     511,071,762
                                                                    -----------    ------------    ------------
Commitments (Note 14)
Convertible preferred stock......................................             0               0       2,006,000
Stockholders' equity:
     Common stock, par value $.01 per share; 50,000,000
       authorized; 6,000,000 shares issued and outstanding.......        60,000          60,000          60,000
     Additional paid-in capital..................................     3,824,601       3,844,601      12,292,601
     Retained earnings (deficit).................................     1,971,410       1,704,243        (230,166)
                                                                    -----------    ------------    ------------
          Total stockholders' equity.............................     5,856,011       5,608,844      12,122,435
                                                                    -----------    ------------    ------------
          Total..................................................   $36,641,991    $354,551,434    $525,200,197
                                                                    -----------    ------------    ------------
                                                                    -----------    ------------    ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          FOR THE PERIOD                                           FOR THE
                                         AUGUST 12, 1993            FOR THE YEAR             THREE MONTHS ENDED
                                           (INCEPTION)           ENDED DECEMBER 31,               MARCH 31,
                                       THROUGH DECEMBER 31,   -------------------------   -------------------------
                                               1993              1994          1995          1995          1996
                                       --------------------   -----------   -----------   ------------   -----------
                                                                                          (UNAUDITED)

Revenues:
     Gain on sales of loans..........       $  438,774        $ 8,583,277   $20,680,848   $ 3,297,408   $10,875,466
     Additional securitization
       transaction expense (Note
       4)............................                0           (560,137)   (5,547,037)     (254,507)   (2,828,591)
                                       --------------------   -----------   -----------   -----------   -----------
          Net gain on sale of
            loans....................          438,774          8,023,140    15,133,811     3,042,901     8,046,875
                                       --------------------   -----------   -----------   -----------   -----------
     Warehouse interest income.......           97,159          2,510,062     7,884,679     1,090,933     5,160,943
     Warehouse interest expense......          (50,709)        (1,610,870)   (6,006,919)   (1,019,643)   (3,375,244)
                                       --------------------   -----------   -----------   -----------   -----------
          Net warehouse interest
            income...................           46,450            899,192     1,877,760        71,290     1,785,699
                                       --------------------   -----------   -----------   -----------   -----------
     Servicing fees..................                0             99,224     1,543,339       109,167       995,439
     Other...........................           28,235          1,072,855     1,117,903       208,243       628,536
                                       --------------------   -----------   -----------   -----------   -----------
          Total servicing fees and
            other....................           28,235          1,172,079     2,661,242       317,410     1,623,975
                                       --------------------   -----------   -----------   -----------   -----------
          Total revenues.............          513,459         10,094,411    19,672,813     3,431,601    11,456,549
                                       --------------------   -----------   -----------   -----------   -----------
Expenses:
     Compensation and benefits.......          507,904          3,348,236     5,139,386     1,021,815     3,666,685
     Selling, general and
       administrative expenses.......          355,526          2,000,401     3,477,677       553,910     2,240,856
     Other...........................                0             14,143       297,743        16,084       342,534
     Sharing of proportionate value
       of equity (Note 4)............                0          1,689,000     4,204,000       718,952     2,555,000
                                       --------------------   -----------   -----------   -----------   -----------
          Total expenses.............          863,430          7,051,780    13,118,806     2,310,761     8,805,075
                                       --------------------   -----------   -----------   -----------   -----------
Net income (loss)....................       $ (349,971)       $ 3,042,631   $ 6,554,007   $ 1,120,840   $ 2,651,474
                                       --------------------   -----------   -----------   -----------   -----------
                                       --------------------   -----------   -----------   -----------   -----------

Unaudited Pro Forma Data (giving
  effect to provision for income
  taxes):
     Income before provision for
       income taxes..................                                       $ 6,554,007                 $ 2,651,474
     Pro forma provision for income
       taxes (Note 3)................                                         2,522,000                   1,026,000
                                                                            -----------                 -----------
     Pro forma net income............                                       $ 4,032,007                 $ 1,625,474
                                                                            -----------                 -----------
                                                                            -----------                 -----------

     Pro forma net income per common
       share.........................                                             $0.51                       $0.20

     Weighted average number of
       shares outstanding............                                         7,935,752                   7,935,752

  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                     COMMON STOCK        ADDITIONAL      RETAINED
                                                                 --------------------      PAID-IN       EARNINGS
                                                                  SHARES      AMOUNT       CAPITAL       (DEFICIT)        TOTAL
                                                                 ---------    -------    -----------    -----------    -----------
Initial equity contributions (August 12, 1993)................   6,000,000    $60,000    $   810,000    $         0    $   870,000
Cash contributions............................................           0          0        696,488              0        696,488
Contributions in foregone premiums............................           0          0        232,575              0        232,575
Net loss......................................................           0          0              0       (349,971)      (349,971)
                                                                 ---------    -------    -----------    -----------    -----------
Stockholders' equity at December 31, 1993.....................   6,000,000     60,000      1,739,063       (349,971)     1,449,092
Cash contributions............................................           0          0      1,554,959              0      1,554,959
Contributions in foregone premiums............................           0          0        530,579              0        530,579
Net income....................................................           0          0              0      3,042,631      3,042,631
Distributions for taxes (Note 2)..............................           0          0              0       (721,250)      (721,250)
                                                                 ---------    -------    -----------    -----------    -----------
Stockholders' equity at December 31, 1994.....................   6,000,000     60,000      3,824,601      1,971,410      5,856,011
Additional cash contributions.................................           0          0         20,000              0         20,000
Net income....................................................           0          0              0      6,554,007      6,554,007
Distributions for taxes (Note 2)..............................           0          0              0     (6,821,174)    (6,821,174)
                                                                 ---------    -------    -----------    -----------    -----------
Stockholders' equity at December 31, 1995.....................   6,000,000     60,000      3,844,601      1,704,243      5,608,844
Issuance of options to ContiFinancial (Note 4)................           0          0      8,448,000              0      8,448,000
Net income....................................................           0          0              0      2,651,474      2,651,474
Distributions for taxes (Note 2)..............................           0          0              0     (4,585,883)    (4,585,883)
                                                                 ---------    -------    -----------    -----------    -----------
Stockholders' equity at March 31, 1996........................   6,000,000    $60,000    $12,292,601    $  (230,166)   $12,122,435
                                                                 ---------    -------    -----------    -----------    -----------
                                                                 ---------    -------    -----------    -----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    FOR THE PERIOD
                                                   AUGUST 12, 1993                                                FOR THE
                                                     (INCEPTION)             FOR THE YEAR ENDED              THREE MONTHS ENDED
                                                 THROUGH DECEMBER 31,           DECEMBER 31,                     MARCH 31,
                                                 --------------------   -----------------------------   ----------------------------
                                                         1993               1994            1995                           1996
                                                 --------------------   -------------   -------------       1995       -------------
                                                                                                        ------------
                                                                                                        (UNAUDITED)
Operating activities:
  Net income (loss)............................     $   (349,971)      $   3,042,631   $   6,554,007   $  1,120,840   $   2,651,474
  Adjustments to reconcile net income (loss) to
     net cash used in operating activities:
     Sharing of proportionate value of
       equity..................................                0           1,689,000       4,204,000        718,952       2,555,000
     Foregone premiums.........................          232,575             530,579               0              0               0
     Depreciation and amortization.............           17,651              98,285         163,798         34,423         112,344
     Deferred hedge............................                0                   0      (1,141,738)             0       3,496,772
     Capitalized mortgage servicing rights.....                0                   0               0              0      (1,360,366)
     Net loss in joint venture.................                0                   0               0              0         103,018
     Net change in operating assets and
       liabilities, net of effects from
       purchase of Mortgage Central Corp.:
       Mortgages purchased or originated.......      (29,608,000)       (282,924,000)   (621,628,753)  (119,385,000)   (263,987,237)
       Sales of mortgage loans.................       21,636,010         261,900,240     458,763,406     95,547,000     196,272,412
       Decrease (increase) in securities
          purchased under agreement to resell
          and securities sold but not yet
          purchased............................                0                   0       1,141,738              0      (3,496,772)
       Increase in organization costs..........         (104,330)                  0               0              0               0
       Increase in accrued interest receivable
          on mortgage loans held for sale......          (43,247)           (175,470)     (1,653,412)      (252,327)       (121,724)
       Decrease (increase) in warehouse
          financing due from stockholders......                0                   0           3,800        (50,350)     (6,623,844)
       Increase in interest-only and residual
          certificates.........................                0          (2,953,130)    (10,669,041)    (4,690,246)     (8,832,540)
       (Increase) decrease in other assets.....          (87,663)             13,338        (370,667)        73,654        (357,646)
       Increase in accounts receivable.........           (2,950)           (292,053)       (884,904)      (585,917)     (1,822,983)
       Increase (decrease) in accrued interest
          payable..............................           21,748             486,828         546,974       (334,630)        267,761
       Increase (decrease) in deferred
          income...............................                0                   0        (450,600)     2,929,060         523,201
       Increase in accrued and other
          liabilities..........................          108,871             185,596         141,762       (112,226)      1,917,690
                                                --------------------   -------------   -------------   ------------   -------------
          Net cash used in operating
            activities.........................       (8,179,306)        (18,398,156)   (165,279,630)   (24,986,767)    (78,703,440)
                                                --------------------   -------------   -------------   ------------   -------------
Investing activities:
  Investment in joint venture..................                0                   0               0              0      (2,063,474)
  Purchase of furniture, fixtures and
     equipment.................................         (225,427)           (292,809)       (391,132)      (100,198)       (190,854)
                                                --------------------   -------------   -------------   ------------   -------------
          Net cash used in investing
            activities.........................         (225,427)           (292,809)       (391,132)      (100,198)     (2,254,328)
                                                --------------------   -------------   -------------   ------------   -------------

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    FOR THE PERIOD
                                                   AUGUST 12, 1993                                                FOR THE
                                                     (INCEPTION)             FOR THE YEAR ENDED              THREE MONTHS ENDED
                                                 THROUGH DECEMBER 31,           DECEMBER 31,                     MARCH 31,
                                                 --------------------   -----------------------------   ----------------------------
                                                         1993               1994            1995            1995           1996
                                                 --------------------   -------------   -------------   -------------  -------------
                                                                                                        (UNAUDITED)
Financing activities:
  Contributions from stockholders..............     $  1,566,488       $   1,554,959   $      20,000   $     20,000   $           0
  Distributions to stockholders for taxes......                0            (721,250)     (5,514,529)    (1,891,184)       (766,057)
  Borrowings -- warehouse......................       28,803,402         288,530,292     711,907,906    120,792,822     312,026,441
  Borrowings -- term debt......................                0                   0      11,120,642      4,496,694      12,558,655
  Repayments of borrowings -- warehouse........      (21,538,670)       (268,008,343)   (549,820,719)   (98,380,320)   (240,428,294)
                                                --------------------   -------------   -------------   ------------   -------------
          Net cash provided by financing
            activities.........................        8,831,220          21,355,658     167,713,300     25,038,012      83,390,745
                                                --------------------   -------------   -------------   ------------   -------------
Net increase (decrease) in cash and cash
  equivalents..................................          426,487           2,664,693       2,042,538        (48,953)      2,432,977
Cash and cash equivalents, beginning of
  period.......................................                0             426,487       3,091,180      3,091,180       5,133,718
                                                --------------------   -------------   -------------   ------------   -------------
Cash and cash equivalents, end of period.......     $    426,487       $   3,091,180   $   5,133,718   $  3,042,227   $   7,566,695
                                                --------------------   -------------   -------------   ------------   -------------
                                                --------------------   -------------   -------------   ------------   -------------
Supplemental disclosure cash flow information:
  Cash paid during the year for interest.......     $     30,424       $   1,364,920   $   5,459,945   $  1,329,786   $   3,299,900
                                                --------------------   -------------   -------------   ------------   -------------
                                                --------------------   -------------   -------------   ------------   -------------
  Supplemental disclosure of noncash financing
     and investing activities:
     Contributed capital via foregone premiums
       (Note 2)................................     $    232,575       $     530,579   $           0   $          0   $           0
                                                --------------------   -------------   -------------   ------------   -------------
                                                --------------------   -------------   -------------   ------------   -------------
     Acquisition of assets of Mortgage Central
       Corp. (Note 5)..........................     $          0       $           0   $           0   $          0   $   2,006,000
                                                --------------------   -------------   -------------   ------------   -------------
                                                --------------------   -------------   -------------   ------------   -------------
     Amounts payable to stockholders for taxes
       (Note 2)................................     $          0       $           0   $   1,306,645   $          0   $   3,819,826
                                                --------------------   -------------   -------------   ------------   -------------
                                                --------------------   -------------   -------------   ------------   -------------
     Issuance of options to ContiFinancial.....     $          0       $           0   $           0   $          0   $   8,448,000
                                                --------------------   -------------   -------------   ------------   -------------
                                                --------------------   -------------   -------------   ------------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

     Industry Mortgage Company, LP and its subsidiaries (the 'Partnership') is a limited partnership which was organized under the laws of the state of Delaware on August 12, 1993 (inception). The Partnership's equity is owned 1% by its corporate general partner, Industry Mortgage Corporation (the 'General Partner') and 99% by a number of voting limited partners and certain key employee (nonvoting) partners (collectively the 'Limited Partners'). The Partnership in turn owns 100% of the common stock of its subsidiaries, IMC Corporation of America, IMC Securities, Inc. and IMC Mortgage Company.


     The Partnership purchases and originates mortgages made to borrowers who may not otherwise qualify for conventional loans for the purpose of securitization and sale. The Partnership securitizes these mortgages on a non-recourse basis into the form of a Real Estate Mortgage Investment Conduit ('REMIC'). A significant portion of the mortgages are sold on a servicing retained basis.



     On June 24, 1996, in contemplation of a proposed public offering, the Limited Partners exchanged their limited partnership interest and the General Partner exchanged the voting common stock of the General Partner for 100% of the voting common shares (the exchange or recapitalization) of IMC Mortgage Company. The exchange was consummated on an historical cost basis as all entities are under common control. After the exchange, IMC Mortgage Company (the 'Company') owns 100% of the limited partnership interests in the Partnership and 100% of the general partnership interest in the Partnership.


     The accompanying consolidated financial statements include the accounts of the Partnership, IMC Corporation of America, IMC Securities, Inc. and IMC Mortgage Company, after giving effect to the exchange as if it had occurred at inception. All intercompany transactions have been eliminated in the accompanying consolidated financial statements.

2. DESCRIPTION OF PARTNERSHIP AGREEMENT:

CAPITAL CONTRIBUTIONS

     Each voting limited partner ('VLP') owning a full partnership share contributed $100,000 in cash and was required to make additional contributions in either loan volume (via foregone premiums) or in cash until its respective capital contribution reached $380,000, which occurred in 1994. Foregone premiums represent the difference in the amount paid by the Partnership for mortgage loans to VLPs who opted to make additional contributions in loan volume and the value set forth in a pricing schedule (estimated fair value) delivered to the VLP at the time of purchase. As of December 31, 1993, 1994, 1995 and March 31, 1996, contributions from VLPs totaled $1,601,063, $3,684,601, $3,704,601 and
$3,704,601, respectively, and contributions from certain key employee (nonvoting) partners were $188,000, $190,000, $190,000 and $190,000, respectively. Additionally, total contributions from the General Partner were $10,000 as of December 31, 1993, 1994, and 1995 and March 31, 1996.

PURCHASES/SALES TO PARTNERS

     Under the terms of the partnership agreement, each of the VLPs is required to sell to the Partnership $1,000,000 per month in loan volume for each full share ($500,000 per month for a 1/2 share), at market prices. Loans purchased from limited partners during 1993, 1994, 1995, and the first quarter of 1996, approximated $14,314,000, $115,976,000, $148,420,000 and $63,920,000,
respectively.

INCOME TAXES

     All the tax effects of the Partnership's income or loss are passed through to the partners individually, therefore, no Federal income taxes are payable by the Partnership. State and Federal income taxes related to the Partnership's corporate subsidiaries were not material.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Under the terms of the partnership agreement, the Company is obligated to make quarterly cash distributions to the partners equal to 45% of profits (as defined in the partnership agreement) to enable the partners to pay taxes in respect of their partnership interests. Distributions to partners for income taxes were $721,250, $6,821,174 and $4,585,883 for the years ended December 31, 1994, 1995 and the three months ended March 31, 1996, respectively. Distributions include cash paid to partners as well as distributions accrued but not yet paid. Certain partners agreed to forego the receipt of the cash distributions until the public offering, at which time they will receive the accrued amount plus 10% interest per annum. The amount payable to stockholders for taxes (including interest) at December 31, 1995 and March 31, 1996 was $1,306,645 and $5,126,471, respectively.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INTERIM FINANCIAL STATEMENTS

     The consolidated financial statements, as of March 31, 1995 (unaudited) and March 31, 1996, and for the three months ended March 31, 1995 (unaudited) and the three months ended March 31, 1996, reflect all adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position and results of operations for the period presented. The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of the results for a full year. Certain information and footnote disclosures as of March 31, 1995 and for the three months ended March 31, 1995 normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Company believes that the disclosures are adequate to make the information not misleading.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and on deposit at financial institutions. Cash and cash equivalents include interest bearing deposits of $2,789,580, $5,133,718 and $7,566,695 at December 31, 1994, 1995,
and March 31, 1996, respectively.

INTEREST-ONLY AND RESIDUAL CERTIFICATES


     The Company originates and purchases mortgages for the purpose of securitization and whole loan sale. The Company securitizes these mortgages on a non-recourse basis into the form of a REMIC. A REMIC is a multi-class security with certain tax advantages which derives its monthly principal paydowns from a pool of underlying mortgages. The senior classes of the REMICs are sold, with the subordinated classes (or a portion thereof) retained by the Company. The subordinated classes are in the form of interest-only and residual securities. The amount of senior classes of REMICs outstanding at December 31, 1994, 1995 and March 31, 1996 was $89,103,000, $418,251,000 and $559,508,000, respectively.
During 1994, the Company securitized $90 million of loans through one REMIC; during 1995, the Company securitized $380 million of loans through three REMICs; and during the three months ended March 31, 1996, the Company securitized $175 million of loans through one REMIC.


     The Company initially records these securities at their allocated cost based upon the present value of the interest in the cash flows retained by the Company after considering various economic factors, including interest rates, collateral value, and estimates of the value of future cash flows from the REMIC mortgage pools under expected loss and prepayment assumptions discounted at a market yield. The weighted average rate used to discount the cash flows was approximately 11%, and the assumed loss ratio was 50 basis points per year.

     In 1994, the Company adopted SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' ('SFAS 115') which requires fair value accounting for these securities. In accordance with the provisions of SFAS 115, the Company classifies interest-only and residual certificates as

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

'trading securities' and, as such, they are recorded at fair value with the resultant unrealized gain or loss recorded in the results of operations in the period of the change in value. The Company determines fair value at inception and on an ongoing basis based on a discounted cash flow analysis. The cash flows are estimated as the excess of the weighted average coupon on each pool of mortgage loans sold over the sum of the pass-through interest rate plus a normal servicing fee, a trustee fee, an insurance fee and an estimate of annual future credit losses related to the mortgage loans securitized over the life of the mortgage loans.

     These cash flows are projected over the life of the mortgage loans using prepayment, default, and interest rate assumptions that market participants would use for similar financial instruments subject to prepayment, credit and interest rate risk. The fair valuation includes consideration of the following characteristics: loan type, size, interest rate, date of origination, term and geographic location. The Company also used other available information such as externally prepared reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review.

CAPITALIZED SERVICING FEES RECEIVABLE

     Effective January 1, 1996, the Company adopted SFAS No. 122 'Accounting for Mortgage Servicing Rights' ('SFAS 122') which requires that upon sale or securitization mortgages, companies capitalize the cost associated with the right to service mortgage loans based on their relative fair values. The Company determines fair value based on the present value of estimated net future cash flows related to servicing income. The cost allocated to the servicing rights is amortized in proportion to and over the period of estimated net future servicing fee income.

     Prior to the adoption of SFAS 122, servicing rights acquired through loan origination activities were recorded in the period the loans were serviced. Under SFAS 122, the Company capitalized, at fair value, $1,360,366 of such costs during the three months ended March 31, 1996. During the same period, amortization of capitalized servicing rights was $38,186. At March 31, 1996, the capitalized servicing rights approximated fair value. The Company periodically reviews capitalized servicing fees receivable for impairment. This review is performed on a disaggregated basis for the predominant risk characteristics of the underlying loans which are loan type, term and credit quality. The Company generally makes loans to borrowers whose borrowing needs may not be met by traditional financial institutions due to credit exceptions. The Company has found that these borrowers are payment sensitive rather than interest rate sensitive. As such the Company does not consider interest rates a predominant risk characteristic for purposes of impairment. Impairment is recognized in a valuation allowance for each disaggregated stratum in the period of impairment.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL/SECURITIES SOLD BUT NOT YET PURCHASED

     To hedge the interest rate risk on loan purchases, the Company sells short United States Treasury securities which match the duration of the mortgage loans held for sale and borrows the securities under agreements to resell.

     Securities sold but not yet purchased are recorded on a trade date basis and are carried at their sale amount. The unrealized gain or loss on these instruments is deferred and recognized upon securitization as an adjustment to the carrying value of the hedged asset. Interest expense on the securities sold but not yet purchased is recorded as incurred.

     Securities purchased under agreements to resell are recorded on a trade date basis and are carried at the amounts at which the securities will be resold, plus accrued interest.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale are mortgages the Company plans to sell or securitize. Mortgage loans held for sale are stated at lower of cost, the origination cost, or market. The cost or origination cost is net of any deferred hedging gain or loss. Market value is determined by outstanding commitments from investors, if any, or current investor yield requirements on the aggregate basis. The Company evaluates the need for an allowance for loan losses to cover losses related to mortgage loans held for sale based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers ability to repay and collateral values. There was no allowance for loan losses at December 31, 1994, 1995 and March 31, 1996.

REVENUE RECOGNITION

     Gains on the sale of mortgage loans representing the difference between the sales price and the net carrying amount of the loan, are recognized when mortgage loans are sold and delivered to investors. For securitizations of mortgage loans, the gain on the sale of the loans includes any hedging gains or losses and represents the present value of the differential between interest earned on the portion of loans sold and interest paid to investors less related costs over the expected life of the loans, adjusted for projected prepayments, expected charge-offs, foreclosure expenses, and a normal servicing fee.

     Interest income on the interest-only and residual certificates is recorded as earned, which is the recognition of the increased time value of such discounted interest over time. Warehouse interest income on mortgage loans held for sale is recognized on the accrual method.

     The Company generally retains servicing rights and recognizes servicing income from fees, prepayment penalties and late payment charges earned for servicing the loans owned by certificate holders and others. Servicing and other fees are generally earned at a rate of approximately 1/2 of 1% of the unamortized loan balance being serviced. Servicing fee income is recognized as collected.

     Other income consists primarily of interest on interest-only and residual certificates and earnings on deposits.

FURNITURE, FIXTURES AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

     Furniture, fixtures and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the useful life of the improvements.

GOODWILL

     Goodwill represents the excess of cost over fair value of net tangible assets acquired through acquisition. Such excess of cost over fair value of net tangible assets acquired is being amortized on a straight-line basis over twenty-five years. Amortization expense was $17,000 for the three months ended March 31, 1996. Management periodically reviews the potential impairment of goodwill on a non-discounted cash flow basis to assess recoverability. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down (representing the carrying amount of the goodwill which exceeds the present value of estimated expected future cash flows) would be recorded as a period expense.

ORGANIZATION COSTS

     Organization costs incurred in connection with the formation of the Company amounted to $104,330, and are being amortized over five years. At December 31, 1994, 1995 and March 31, 1996, accumulated amortization was $29,450, $50,316 and $55,533, respectively.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1996, the Company will adopt SFAS No. 123, 'Accounting for Stock-Based Compensation.' This standard establishes a fair value method for accounting for stock-based compensation plans, either through recognition or disclosure. The Company intends to adopt this standard by disclosing in the period options are issued the pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. The adoption of this standard will not have a material impact on results of operations, financial position or cash flows.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the 1993, 1994 and 1995 financial statements have been reclassified to conform with the 1996 classifications.

PRO FORMA DATA


     The Partnership which is included in the consolidated financial statements became a wholly owned subsidiary of the Company after the plan of the exchange described in Note 1 was consummated. The Partnership made no provision for income taxes since the Partnership's income or losses were passed through to the partners individually.



     The Partnership became subject to income taxes as of the effective date of the exchange described in Note 1. The pro forma data included in the consolidated statements of operations of the Company includes a pro forma provision for income taxes to indicate what these taxes would have been had the exchange occurred in prior years. Also, deferred income taxes reflecting the tax effect of the temporary differences between the Company's financial statement and tax bases of certain assets and liabilities became a net asset of the Company as of the effective date of the exchange and will be reflected on the consolidated balance sheet with a corresponding non-recurring benefit being reflected in the consolidating statement of operations in the period when the exchange became effective. Deferred taxes relate primarily to mark-to-market adjustments recognized for tax purposes under IRS Section 475, accrued contingent fees, and REMIC income recognition. The approximate amount of such net deferred tax asset computed using the provisions of SFAS No. 109 'Accounting for Income Taxes' would have been approximately $5,600,000 at March 31, 1996.


     The following unaudited pro forma information reflects the incremental income tax expense that the Company would have incurred if it had been subject to Federal and State income taxes for the year ended December 31, 1995 and the three months ended March 31, 1996.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                          FOR THE
                                                            FOR THE YEAR ENDED       THREE MONTHS ENDED
                                                             DECEMBER 31, 1995         MARCH 31, 1996
                                                          -----------------------    ------------------

Pro forma current:
     Federal...........................................         $ 3,904,000             $  2,919,000
     State.............................................             649,000                  485,000
                                                          -----------------------    ------------------
                                                                  4,553,000                3,404,000
                                                          -----------------------    ------------------
Pro forma deferred:
     Federal...........................................          (1,843,000)              (2,157,000)
     State.............................................            (188,000)                (221,000)
                                                          -----------------------    ------------------
                                                                 (2,031,000)              (2,378,000)
                                                          -----------------------    ------------------
Pro forma provision for income taxes...................         $ 2,522,000             $  1,026,000
                                                          -----------------------    ------------------
                                                          -----------------------    ------------------

     The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the pro forma provision relating to the income tax expense the Partnership would have incurred as it had been subject to federal and state income taxes.

                                                                                          FOR THE
                                                            FOR THE YEAR ENDED       THREE MONTHS ENDED
                                                             DECEMBER 31, 1995         MARCH 31, 1996
                                                          -----------------------    ------------------

Income tax at federal statutory rate...................         $ 2,272,000              $  928,000
State taxes, net of federal benefit....................             232,000                  95,000
Nondeductible expenses.................................              18,000                   3,000
                                                          -----------------------    ------------------
Pro forma provision for income taxes...................         $ 2,522,000              $1,026,000
                                                          -----------------------    ------------------
                                                          -----------------------    ------------------

PRO FORMA EARNINGS PER SHARE

     Pro forma net income per common share has been computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period after giving effect to the recapitalization described in Note 1. Dilutive common share equivalents consist of stock options (calculated using the treasury stock method) and convertible preferred stock. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the estimated public offering price of $18 per share during the twelve months immediately preceding the proposed date of the initial filing of the Registration Statement have been included in the calculation of common shares and common share equivalents, using the treasury stock method, as if they were outstanding for all periods presented.

4. STRATEGIC ALLIANCE:

     The Company relies on ContiFinancial Corporation and its subsidiaries and affiliates ('ContiFinancial') to provide a credit facility for funding its loan purchases and originations as well as their expertise and assistance in loan securitization. In 1994, 1995 and the three months ended March 31, 1996, the securitizations were structured so that ContiFinancial received, in exchange for cash of $2,109,011, $18,424,827 and $6,157,647, respectively, interest-only and residual certificates with estimated values of $3,035,000, $25,054,000 and $9,454,000, respectively. In addition, ContiFinancial paid $365,852, $1,082,136 and $467,762 in expenses related to securitizations in 1994, 1995, and the three months ended March 31, 1996. The difference between the estimated value of the interest-only and residual certificates provided to ContiFinancial and the total amount of cash received and expenses paid by ContiFinancial amounts to $560,137, $5,547,037 and $2,828,591 in 1994, 1995 and the three months ended March 31, 1996, respectively, and has been recorded as additional securitization transaction expense.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In August 1993, the Company entered into a five-year agreement ('1993 Agreement') with ContiFinancial which provided the Company with a warehouse line of credit, a standby credit facility, and certain investment banking services. In compensation for these services, the Company agreed to pay a commitment fee to ContiFinancial equal to 0.50% of the agreement limit ($10 million) in the first year and 0.75% of the agreement limit minus the weighted average advance balance for the prior year, payable on each anniversary of the first purchase date. Total commitment fees paid to ContiFinancial pursuant to this aspect of the 1993 agreement were $50,000 in 1994.

     Pursuant to the 1993 Agreement, the Company agreed to share the value of the partnership through a contingent fee based on a percentage of Residual Company Equity (as defined in the 1993 Agreement) to be paid in cash at the termination of the agreement. At December 31, 1993, there was no Residual Company Equity and accordingly no liability was recorded. At December 31, 1994, the Company had Residual Company Equity and accordingly the Company accrued a liability to reflect the contingent fee payable at December 31, 1994. This accrual has been recorded as sharing of proportionate value of equity of $1,689,000 in the accompanying balance sheet with a corresponding charge in the statement of operations.

     The Company has previously issued financial statements for the year ended December 31, 1994 which did not include the accrual or corresponding charge for the sharing of proportionate value of equity. Accordingly, the Company's 1994 financial statements presented herein have been restated for the effect of sharing of residual partnership value. The restatement reduced both net income and partnership equity as previously reported by $1,689,000.

     On January 12, 1995, the Company and ContiFinancial entered into a revised ten-year agreement (the '1995 Agreement') which replaced the 1993 Agreement and provided for contingent fees based on the fair market value of the Company (as defined). The amount of the contingent fee ranged from 15% to 25% of the fair market value of the Company if ContiFinancial or the Company, respectively, elected to terminate these arrangements. In the event that the agreement expired with neither ContiFinancial nor the Company electing to terminate the arrangements, the fee would have been 20% of the fair market value of the Company. If the Company made any distributions to the partners other than those made as tax distributions and returns of partnership equity, the Company would have been required to distribute an amount to ContiFinancial equal to 25% of these other distributions. At December 31, 1995, the Company accrued $5,893,000 (based on an appraisal of the fair market value of the Company) representing the estimated amount that would have been payable to ContiFinancial had ContiFinancial elected to terminate the 1995 Agreement as of December 31, 1995. The increase in the amount of the accrual at December 31, 1995 related to the 1995 Agreement over the amount accrued at December 31, 1994 related to the 1993 Agreement has been recorded as a charge to earnings for 1995.

     In March 1996, the Company and ContiFinancial replaced the 1995 Agreement with an agreement (the '1996 Agreement') which eliminated the ability of ContiFinancial to obtain or require a cash payment as provided for in the 1993 and 1995 Agreements and provided ContiFinancial options to acquire an interest in the Company for a nominal amount. The interest is subject to dilution for options granted to key employees and non-employee advisors as described in Note
13. The option automatically converts into warrants for a proportionate number of shares in any corporation into which the Company may be converted. The option also contains normal anti-dilution provisions. In the event of a public offering of interest in the Company or its successors, ContiFinancial has certain rights to join in registration of additional shares of the Company's stock and under certain conditions after the expiration of a four-year time period, to require that shares subject to ContiFinancial's warrants be registered by the Company or its successor. The liability that had been established under the 1995 Agreement was reclassed to paid in capital in March 1996 in conjunction with the issuance of the ContiFinancial option. The fair value of the option at the date of grant (March 26, 1996) was estimated to be $8,448,000 based on an independent appraisal of the option. The Company recorded expense of $2,555,000 for the three months ended March 31, 1996 representing the excess of the estimated fair

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value of the option at the date of grant over the amount accrued at December 31, 1995 pursuant to the 1995 Agreement.

5. ACQUISITION OF ASSETS OF MORTGAGE CENTRAL CORPORATION:

     On January 1, 1996, the Company acquired certain assets of Mortgage Central Corp., a Rhode Island corporation ('MCC'), a mortgage banking company which did business under the name 'Equitystars', primarily in Rhode Island, New York, Connecticut and Massachusetts. The Partnership acquired MCC through a wholly owned subsidiary, IMC Acquisitions, Inc., a Florida corporation ('Acquisitions'), which was formed for that purpose and which was subsequently renamed IMC Mortgage Company. The purchase price ($2,006,000) for certain assets of MCC was paid by delivery to MCC of Series A voting, convertible preferred stock of Acquisitions, with contingency payments (capped at $2,550,000) over two years based on performance. The preferred stock has a liquidation preference of $100 per share plus preferred dividends accruing at 8% per annum from the date of issuance until redemption or liquidation. The preferred stock is mandatorily convertible into common shares of the Company upon closing of a public offering. If no public offering occurs prior to June 30, 1996, the preferred stockholders have the right to require the Company to purchase their shares at the liquidation preference. If the Company fails to complete a public offering prior to January 2, 2001, the Company may redeem the outstanding shares of the convertible preferred stock at the liquidation preference.

     The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price of $2,006,000 has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price of $2,006,000 over the fair values of the net assets was approximately $1,730,000 and was recorded as goodwill.

     The operating results of these acquired businesses have been included in the consolidated statement of income from the date of acquisition on January 1, 1996. On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at the beginning of 1995, consolidated total revenues would have been $4,560,000 for the three months ended March 31, 1995. Consolidated income would not have been materially different from the reported amount for the three months ended March 31, 1995. Such amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of 1995.

6. JOINT VENTURE:

     In March 1996, the Company entered into an agreement to form a joint venture (Preferred Mortgages Limited) in the United Kingdom to originate and purchase mortgages made to borrowers who may not otherwise qualify for conventional loans for the purpose of securitization and sale. The Company and a second party each own 45% of the joint venture, and a third party owns the remaining 10%. The investment in the joint venture represents the acquisition of 675,000 shares of the joint venture stock and a $1,031,737 note from the joint venture bearing interest at 3% per annum above LIBOR. Principal repayment on the note is to begin when the joint venture's Board of Directors determine the joint venture has sufficient available profits. To the extent not previously repaid, all principal is due December 31, 2040.

     The investment in the joint venture accounted for under the equity method, through March 31, 1996, was not material in relation to the financial position or results of operations of the Company.

     In addition, the Company issued a $1,800,000 convertible debenture due September 1996, bearing interest at one percent per annum in excess of LIBOR, to Rotch Property Group Limited, an affiliate of the other 45% joint venture partner. The convertible debenture is convertible into common stock of the Company during or after the initial public offering at 93% of the public offering price per share.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. COLLATERALIZED OBLIGATIONS:

                                                                         BALANCE OUTSTANDING
                                                            ---------------------------------------------
                                                                   DECEMBER 31,
                                        TOTAL AVAILABLE     ---------------------------
                                       AT MARCH 31, 1996       1994            1995        MARCH 31, 1996
                                       -----------------    -----------    ------------    --------------

Warehouse finance facilities........     $ 592,256,873      $27,731,859    $114,820,450     $208,674,066
Warehouse finance facilities --
  under Repurchase Agreement........        52,743,127                0      74,998,596       52,743,127
                                       -----------------    -----------    ------------    --------------
                                           645,000,000       27,731,859     189,819,046      261,417,193
Term debt...........................        34,879,297                0      11,120,642       21,879,297
                                       -----------------    -----------    ------------    --------------
                                         $ 679,879,297      $27,731,859    $200,939,688     $283,296,490
                                       -----------------    -----------    ------------    --------------
                                       -----------------    -----------    ------------    --------------

WAREHOUSE FINANCE FACILITIES

     The Company has available numerous lines of credit totaling $645,000,000 of which $125,000,000 was through ContiFinancial, at March 31, 1996, for financing the acquisition of mortgage loans held for sale. Of the total available, $645,000,000 matures within 1 year. Interest rates ranged from 6.3% to 6.9% as of March 31, 1996. Outstanding borrowing under these lines of credit are collateralized by mortgage loans held for sale and warehouse financing due from stockholders at March 31, 1996. Upon the sale of these loans and repayment of warehouse financing due from stockholders, the lines will be repaid.

REPURCHASE AGREEMENT


     At March 31, 1996, the Company had sold mortgage loans with a principle balance of $49,993,485 to ContiFinancial under a repurchase agreement in exchange for a premium of $2,749,642, which is included in warehouse notes.


TERM DEBT

     The Company has available an additional line of credit under a Standby Agreement with ContiFinancial for $15,000,000, the entire amount of which was outstanding at March 31, 1996. Outstanding borrowings under this line are accruing interest, based on LIBOR plus 1.70%, which was 7.1% at March 31, 1996 and collateralized by the Company's interest in the interest-only and residual certificates. This agreement terminates in January, 2000. On March 26, 1996, ContiFinancial agreed to lend the Company an additional $10,000,000 under the Standby Agreement, bearing interest at LIBOR plus 8% per annum, which amounts would be repaid with a portion of the net proceeds from the proposed public offering. At March 31, 1996, no amounts were outstanding under this additional Standby Agreement.

     The Company also has available a $7,000,000 credit facility which matures January 1, 1998 and bears interest at 12% per annum from an affiliate of a stockholder. The outstanding balance of this line of credit is to be repaid from the proceeds of the proposed initial public offering. In the event the line is still outstanding at September 30, 1996, the lender has the right to require that the Company grant a second lien on the Company's interest-only and residual certificates. At March 31, 1996, $4,000,000 was outstanding under this credit Facility.

     The Company borrowed $2,879,297 under a one-year agreement bearing interest at 1.25% per annum in excess of LIBOR to finance certain interest-only and residual certificates which was collateralized by those interest-only and residual certificates.

     The warehouse notes and term debt have requirements that the Company maintain certain debt to equity ratios. Additionally, distributions (other than tax distributions) cannot exceed the total equity.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Capital expenditures are limited by certain agreements. Management believes they are in compliance with all such covenants of these agreements.

8. OTHER ASSETS:

     Other assets consist of the following:

                                                  DECEMBER 31,
                                              --------------------
                                                1994        1995      MARCH 31, 1996
                                              --------    --------    --------------

Prepaid expenses...........................   $ 21,742    $214,206       $320,824
Real estate owned..........................          0     141,840        402,889
Organization costs, net....................     74,880      54,014         48,797
Other assets...............................     52,239      88,602         78,582
                                              --------    --------    --------------
                                              $148,861    $498,662       $851,092
                                              --------    --------    --------------
                                              --------    --------    --------------

9. SERVICING PORTFOLIO:

     The total servicing portfolio of loans was approximately $92,003,000, $535,798,000 and $783,367,000 at December 31, 1994 and 1995 and March 31, 1996,
respectively. The Company did not service any loans at December 31, 1993.

10. FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET ACTIVITIES:

FINANCIAL INSTRUMENTS

     SFAS 105 'Disclosure of Information about Financial Instruments with Concentrations of Credit Risk' and SFAS 119, 'Disclosure about Derivative
Financial Instruments and Fair Value of Financial Instruments' requires the disclosure of the notional amount or contractual amounts of financial instruments.

     The Company regularly securitizes and sells fixed and variable rate mortgage loan receivables. As part of its interest rate risk management strategy, the Company may choose to hedge its interest rate risk related to its mortgage loans held for sale by utilizing treasury securities. The Company classifies these transactions as hedges. The gains and losses derived from these financial securities are deferred and included in the carrying amounts of the mortgage loans held for sale and ultimately recognized in income when the related mortgage loans are sold. Deferred losses on the treasuries used to hedge the anticipated transactions amounted to approximately $1,140,000 at December 31, 1995, and deferred gains on the treasuries used to hedge the anticipated transactions amounted to approximately $2,355,000 at March 31, 1996. There was no unrecognized hedge position at December 31, 1994.

MARKET RISK

     The Company is subject to market risk from financial instruments including short sales in that changes in market conditions can unfavorably affect the market value of such contracts.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, 'Disclosures about Fair Values of Financial Instruments,' requires disclosure of fair value information about financial instruments, whether or not recognized in the financial statements, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

          Cash and cash equivalents: The carrying amount of cash on hand and on deposit at financial institutions is considered to be a reasonable estimate of fair market value.

          Accrued interest receivable and accounts receivable: The carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off.

          Mortgage loans held for sale: The estimate of fair values was based on current pricing of whole loan transactions that a purchaser unrelated to the seller would demand for a similar loan. The fair value of the mortgage loans held for sale approximated $29,831,000, $196,577,000 and $266,444,000 at December 31, 1994, 1995, and March 31, 1996, respectively.

          Interest-only and Residual Certificates: The fair value was determined by discounting the estimated cash flow over the life of the certificate using prepayment, default, and interest rate assumptions that market participants would use for similar financial instruments subject to prepayment, credit and interest rate risk. The carrying amount is considered to be a reasonable estimate of fair market value.

          Collateralized borrowings: Collateralized borrowings consist of warehouse finance facilities and term debt. The warehouse finance facilities have maturities of less than one year and bear interest at market interest rates and therefore, the carrying value is a reasonable estimate of fair value. The carrying amount of outstanding term debt, which bear market rates of interest, approximates its fair value.

          Convertible debenture: The convertible debenture has a maturity of less than one year and bears a market rate of interest. Therefore, the carrying value is a reasonable estimate of fair value.

          Capitalized mortgage servicing rights: The fair value was determined by estimating the present value of future cash flows related to servicing income. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income which included estimates of the cost of servicing per loan, the discount rate, an inflation rate, ancillary income per loan, prepayment speeds and default rates. The carrying amount is deemed to be a reasonable estimate of fair value.

CREDIT RISK

     The Company uses securities purchased under agreements to resell as part of its interest rate management strategy. These instruments expose the Company to credit risk which is measured as the loss the Company would record if counterparties failed to perform pursuant to terms of their contractual obligations and the value of the collateral held, if any, was not adequate to cover such losses. The Company's policy is to keep the securities at the financial institution which instituted the trade on behalf of the Company. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be resold. The interest rate of these instruments depends upon, among other things, the underlying collateral, the term of the agreement and the credit quality of the counterparty. The Company transacts these resale agreements with institutional broker/dealers.

     The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business. These financial instruments include commitments to extend credit to borrowers, and

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

commitments to purchase loans from correspondents. The Company has a first or second lien position on all of its loans, and the maximum combined loan-to-value ratio ('CLTV') permitted by the Company's underwriting guidelines is 100%. The CLTV represents the combined first and second mortgage balances as a percentage of the lesser of appraised value or the selling price of the mortgaged property, with the appraised value determined by an appraiser with appropriate professional designations. A title insurance policy is required for all loans.

     As of December 31, 1994, 1995 and March 31, 1996, the Company had outstanding commitments to extend credit at fixed rates or purchase loans in the amount of $100,512,000, $92,397,000 and $114,800,000, respectively.

     Commitments to extend credit or to purchase a loan are granted for a period of thirty days and are contingent upon the borrower and the borrower's collateral satisfying the Company's underwriting guidelines. Since many of the commitments are expected to expire without being exercised, the total commitment amount does not necessarily represent future cash requirements or future credit risk.

     The Company is exposed to on-balance sheet credit risk related to its mortgage loans held for sale and interest-only and residual certificates. The Company is also exposed to off-balance sheet credit risk related to loans which the Company has committed to originate or buy.

     Financial  instruments   which   potentially   subject   the   Company   to
concentrations of credit risk consist principally of cash and cash equivalents and mortgages held for sale, securities purchased under agreements to resell, and securities sold but not yet purchased. The Company places its cash and cash equivalents with what management believes to be high-quality financial institutions and thereby limits its exposure to credit risk. As of December 31, 1994, 1995 and March 31, 1996, the majority of mortgage loans with on balance sheet and off balance sheet risks were collateralized by properties located in the Eastern United States.

WAREHOUSE EXPOSURE

     The Company makes available to two stockholders warehouse financing which bear interest at LIBOR and LIBOR plus 1.75%, respectively. As of March 31, 1996 the Company had $10,000,000 and $8,000,000, respectively, of committed warehousing available to these stockholders, of which $2,749,862 and $3,927,182, respectively, was drawn down. Interest income on these warehouse financing facilities approximated $54,000 for the three months ended March 31, 1996. The warehouse commitments are for terms of less than one year. Assets from the stockholders remain in the warehouse for a period of 30 days at which point they are purchased by the Company or sold by the stockholders to another investor. There were $57,000 and $53,200 outstanding as of December 31, 1994 and 1995, respectively, under warehouse facilities, due from stockholders.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. FURNITURE, FIXTURES AND EQUIPMENT:

     Furniture, fixtures and equipment consists of the following:

                                                    DECEMBER 31,
                                                --------------------    MARCH 31,
                                                  1994        1995         1996
                                                --------    --------    ----------

Computer systems.............................   $304,827    $523,150    $  620,512
Office equipment.............................    104,059     174,107       193,894
Furniture....................................     96,037     196,283       355,484
Leasehold improvements.......................      8,553      11,068        21,447
Other........................................      3,487       3,487         3,487
                                                --------    --------    ----------
     Total...................................    516,963     908,095     1,194,824
                                                --------    --------    ----------
Less accumulated depreciation................    (85,213)   (228,145)     (280,099)
                                                --------    --------    ----------
Furniture, fixtures and equipment, net.......   $431,750    $679,950    $  914,725
                                                --------    --------    ----------
                                                --------    --------    ----------

     Depreciation expense was  $9,033, $76,662, $142,932  and $51,954 for  1993,
1994, 1995 and the three months ended March 31, 1996, respectively.

13. EMPLOYEE BENEFIT PLANS:

DEFINED CONTRIBUTION PLAN

     The partnership adopted a defined contribution plan (401(k)) for all eligible employees during August 1995. Contributions to the plan are in the form of employee salary deferrals which may be subject to an employer matching contribution up to a specified limit at the discretion of the Company. The Company's contribution to the plan amounted to $107,031 and $65,000 for the year ended 1995 and the three months ended March 31, 1996, respectively.

KEY EMPLOYEE AND ADVISOR OPTIONS

     On December 11, 1995, the Company adopted the Industry Mortgage Company 1995 Incentive Plan (the 'Partnership Option Plan') pursuant to which the Company was authorized to grant certain key employees, directors of the General Partner and certain non-employee advisors (collectively, 'Eligible Persons') options to acquire an equity interest in the Company. The aggregate equity interest in the Company available under the Partnership Option Plan is not to exceed 12% of all equity interests in the Company. At March 31, 1996, the Company had granted options to employees and advisors which, if exercised, would aggregate a 7% interest in the Company. All of those options were granted on December 11, 1995 at an exercise price of $3,802 representing the estimated fair market value at the date of grant for each .01% interest in the Company based on an independent appraisal of the Company. The options vest 60% on the date of their grant, with an additional 20% to vest on each of the first and second anniversary dates of each grant. The options are exercisable for a ten-year period and all unexercised options become void in the event the holder of any such option's relationship with the Company is terminated for cause. The options are not transferable except as a result of death.

14. COMMITMENTS:

OPERATING LEASES

     The Company leases office space in various cities under operating lease agreements. The lease agreements require monthly rent of approximately $43,000 including sales taxes, and are subject to certain annual increases. The lease agreements have lease terms ranging from 6 to 48 months.

     Rent expense under operating leases was $57,297, $210,063, $362,946 and $159,683 in 1993, 1994, 1995 and the three months ended March 31, 1996.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future minimum lease payments under noncancelable lease agreements are as follows:

                        YEARS ENDING                           OPERATING
                        DECEMBER 31,                             LEASES
- ------------------------------------------------------------   ----------

   1996.....................................................   $  590,914
   1997.....................................................      495,181
   1998.....................................................      377,109
   1999.....................................................      297,698
                                                               ----------
                                                               $1,760,902
                                                               ----------
                                                               ----------

EMPLOYMENT AGREEMENTS

     Certain members of management entered into employment agreements expiring 2001, which among other things, provide for aggregate annual compensation of approximately $850,000 plus bonuses equal to 15% of base salary in the relevant year for each one percent by which the increase in net income on an earnings per share basis of the Company over the prior year exceeds 10%, up to a maximum of 300% of annual compensation. Each employment agreement contains a restrictive covenant which prohibits the executive from competing with the Company for a period of 18 months after termination.

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_____________________________                      _____________________________

     NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE
UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Risk Factors...................................     8
Recent Events..................................    16
The Company....................................    17
The Reorganization Plan........................    17
Use of Proceeds................................    18
Dilution.......................................    19
Dividend Policy................................    19
Capitalization.................................    20
Selected Consolidated Financial Data...........    21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    24
Business.......................................    38
Management.....................................    55
Principal Stockholders.........................    63
Certain Relationships and Related
  Transactions.................................    65
Certain Accounting Considerations Relating to
  the Conti VSA................................    69
Description of Capital Stock...................    71
Shares Eligible For Future Sale................    74
Underwriting...................................    76
Legal Matters..................................    77
Experts........................................    77
Additional Information.........................    78
Index to Consolidated Financial Statements.....   F-1



     UNTIL JULY 20, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                                3,100,000 SHARES

                              IMC MORTGAGE COMPANY

                                     [LOGO]

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                            BEAR, STEARNS & CO. INC.
                            OPPENHEIMER & CO., INC.


                                 JUNE 25, 1996


_____________________________                      _____________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:

Registration Fee -- Securities and Exchange Commission....................................   $   23,357
Nasdaq National Market Listing Fee........................................................       47,500
NASD Filing Fee...........................................................................        7,274
Blue Sky fees and expenses................................................................       35,000
Accountants' fees and expenses............................................................      300,000
Legal fees and expenses...................................................................      350,000
Printing and engraving expenses...........................................................      130,000
Transfer agent and registrar fees.........................................................       10,000
Miscellaneous.............................................................................       96,869
                                                                                             ----------
     Total................................................................................   $1,000,000
                                                                                             ----------
                                                                                             ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation.

     Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper person benefit. As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available. These provisions will not limit the liability of the Company's directors under the Federal securities laws.

     The Company's Certificate of Incorporation provides that the Company shall indemnify officers and directors, and to the extent authorized by the Board of Directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible by law in existence either now or hereafter. In addition, the Certificate of Incorporation also permits the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. The Company presently maintains policies of directors' and officers' liability insurance in the amount of $2.0 million.

     The Underwriting Agreement filed as Exhibit 1 hereto contains reciprocal agreements of indemnity between the Company and the Underwriters as to certain liabilities, including liabilities under the

Securities Act, and in certain circumstances provides for the indemnification of the Company's directors, officers, and controlling persons.

     Certain registration rights agreements between the Company and certain of its shareholders contain reciprocal agreements between the Company and such shareholders as to certain liabilities, including liabilities under the Securities Act, and in certain circumstances provide for indemnification of the Company's directors, officers and controlling persons.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In March, 1996, the Partnership issued a debenture due September 18, 1996 to Rotch Property Group Limited for $1.8 million. Pursuant to the debenture, Rotch Property Group Limited has the right to convert the debenture into shares of Common Stock of the Registrant and receive shares of Common Stock, $.01 par value per share, at a price equal to 93% of the public offering price. The Company will pay all amounts due under the Rotch Debenture from the proceeds of the Public Offering. The issuance of the Rotch Debenture was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.


     As of December 31, 1995, the Partnership entered into an agreement with ContiTrade Services Corporation in which the Partnership issued an option to purchase limited partnership interests which, in connection with the Reorganization Plan, became a warrant for 1.5 million shares of the Registrant's Common Stock, $.01 par value per share. Both the issuance of the Conti Option and its exchange for the Conti Warrant were transactions exempt from registration under the Securities Act by virtue of Section 4(2) thereof.


     Pursuant to the Pre-IPO Agreement, dated as of March 30, 1996, prior to the effectiveness of the Registration Statement, the Company issued 6,150,000 shares of Common Stock (including 150,000 shares issued in exchange for limited partnership interests acquired upon exercise by Branchview, Inc. of a portion of the Conti Option acquired in a transaction to which the Company was not a party) to the Industry Partners, the Management Partners and Mr. George Nicholas in exchange for their interests in the Partnership. The issuance of the Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


 1.1    -- Form of Underwriting Agreement.'ch'
 2.1    -- Pre IPO Agreement between the Partnership, the General Partners and each Limited Partner.'ch'
 3.1    -- Articles of Incorporation of the Registrant, as amended.'ch'
 3.2    -- Bylaws of the Registrant, as amended.'ch'
 4.1    -- Specimen of Certificate for Common Stock.'ch'
 4.2    -- Indenture Agreement between the Partnership and Rotch Property Group Limited.'ch'
 4.3    -- Substitution Agreement between the Partnership and ContiTrade Services Corporation.'ch'
 4.4    -- Incentive Plan of the the Company and related assumption agreements.'ch'
 4.5    -- Outside Directors' Option Plan of the the Company and related assumption agreements.'ch'
 4.6    -- Form of Common Stock Warrant issued to ContiTrade Services Corporation.'ch'
 5.1    -- Opinion of Dewey Ballantine.'ch'
10.1    -- Employment Agreement dated January 1, 1996 between the Partnership and George Nicholas, as amended.'ch'
10.2    -- Employment  Agreement  dated  January  1,  1996  between the  Partnership  and  Thomas  G.  Middleton,  as amended.'ch'
10.3    -- Employment Agreement dated January 1, 1996 between the Partnership and David MacDonald.'ch'
10.4    -- Lease Agreements between the Partnership and CLW Realty Asset Group Inc.'ch'
10.5    --  Share Subscription  and Shareholders'  Agreement between the  Partnership and  Foxgard Limited, Financial
          Security Assurance Holdings, Inc. and Preferred Mortgages Limited.'ch'

10.6    -- Transfer  Agreement between  the Partnership  and  Curzon Equity  Finance Corporation  Limited,  Preferred
          Mortgages Limited, Rotch Property Group Limited, Foxgard Limited and Financial Security Assurance Holdings,
          Inc.'ch'
10.7    --  Side letter relating  to the Share Subscription  and Shareholders' Agreement  between the Partnership and
          Foxgard Limited, Financial Security Assurance Holdings, Inc. and Preferred Mortgage Limited.'ch'
10.8    -- Asset  Purchase Agreement  and Plan  of Reorganization  between the  Partnership, IMC  Acquisition,  Inc.,
          Mortgage Central Corp. and the shareholders of Mortgage Central Corp.'ch'
10.9    -- Registration Rights Agreement between the Partnership and the shareholders of Mortgage Central Corp.'ch'
10.10   -- Investment Banking Services Agreement between the Partnership and ContiTrade Services Corporation.'ch'
10.11   --  Standby Facility  Agreement between  the Partnership and  ContiTrade Services  Corporation and Supplement
          thereto.'ch'
10.12   -- Amended  and  Restated  Loan and  Security  Agreement  between the  Partnership  and  ContiTrade  Services
          Corporation.'ch'
10.13   -- Secured Note from the Partnership to ContiTrade Services Corporation.'ch'
10.14   --  Amended and Restated Custodial Agreement among  the Partnership, ContiTrade Services Corporation and Bank
          of Boston.'ch'
10.15   -- 1995 Agreement between the Partnership and ContiTrade Services Corporation.'ch'
10.16   -- Assignment, Assumption and  Consent Agreement among the  Partnership, ContiTrade, ContiTrade Services  LLC and First National Bank of Boston.'ch'
10.17   --  Master Repurchase Agreement  Governing Purchase and Sales  of Mortgage Loans  between the Partnership and
          Nomura Asset Capital Corporation and related Power of Attorney.'ch'
10.18   -- Master Repurchase Agreement between the Partnership and Nomura Securities International, Inc.'ch'
10.19   -- Global Master Repurchase Agreement between the Partnership and Nomura Grand Cayman, Ltd.'ch'
10.20   -- Custodial Agreement  among the Partnership,  The First National  Bank of Boston  and Nomura Asset  Capital
          Corporation.'ch'
10.21   --  Loan and  Security Agreement between  the Partnership  and First National  Bank of  Boston and amendments thereto.'ch'
10.22   -- Interim Loan and Security  Agreement between the Partnership and  National Westminster Bank PLC, New  York
          Branch.'ch'
10.23   --  Custodial Agreement  among the  Partnership, National  Westminster Bank  PLC and  First National  Bank of
          Boston.'ch'
10.24   -- Promissory Note between the Partnership and Lakeview Savings Bank.'ch'
10.25   -- Security Agreement Collateralizing Promissory Note between the Partnership and Lakeview Savings Bank.'ch'
10.26   -- Master Repurchase Agreement among the Partnership and Bear Stearns Home Equity Trust 1996-1.'ch'
10.27   -- Custody Agreement among the Partnership, IMC Corporation of America, Bear Stearns Home Equity Trust 1996-1
          and Bank of Boston.'ch'
10.28   -- Warehousing  Credit  and  Security  Agreement  among the  Partnership,  IMC  Corporation  of  America  and
          Residential Funding Corporation, as amended.`D'ch'
10.29   --  Custodial Agreement among the First National Bank  of Boston, the Partnership, IMC Corporation of America
          and Residential Funding Corporation.'ch'
10.30   -- Loan and Security  Agreement between the  Partnership and American  Industrial Loan Association,  Approved
          Residential Mortgage, Inc. and Armada Residential Mortgage, LLC.'ch'
10.31   -- Loan and Security Agreement between the Partnership and Mortgage Central Corp.'ch'
10.32   --  Custodial  Agreement  among the  Partnership,  Mortgage Central  Corp.  and  the First  National  Bank of
          Boston.'ch'
10.33   -- Custodial Agreement  among the  Partnership, American  Industrial Loan  Association, Approved  Residential
          Mortgage, Inc., Armada Residential Mortgage, LLC and the First National Bank of Boston.'ch'
11.1    -- Statement re computation of earnings per share (See Note 1 to the Consolidated Financial Statements).'ch'
16.1    -- Letter dated April, 1996 from Deloitte & Touche, LLP to the Registrant.'ch'
21.1    -- Subsidiaries of the Registrant.'ch'

23.1    -- Consent of Coopers & Lybrand L.L.P.
23.2    -- Consent of Dewey Ballantine (contained in Exhibit 5.1).'ch'
24.1    -- Power of Attorney (included on page II-4).'ch'
27.1    -- Financial Data Schedule'ch'
99.1    -- Third Amended and Restated Agreement of Limited Partnership.'ch'

- ------------





`D'  Confidential treatment granted.


'ch'  Previously filed.

     (b) Financial Statement Schedules

     None

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, state of Florida, on June 25, 1996.


                                          IMC MORTGAGE COMPANY

                                          By         /S/ THOMAS MIDDLETON
                                              ..................................

                                                     THOMAS MIDDLETON,
                                            PRESIDENT, CHIEF OPERATING OFFICER,
                                              ASSISTANT SECRETARY AND DIRECTOR

     Pursuant  to  the  requirements  of  the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                      TITLE                              DATE
- ------------------------------------------  --------------------------------------------   -------------------

                    *                       Chairman of the Board, Chief                      June 25, 1996
 .........................................    Executive Officer and Assistant
            (GEORGE NICHOLAS)                 Secretary (Principal Executive Officer)

                    *                       Director                                          June 25, 1996
 .........................................
            (JOSEPH P. GORYEB)

                    *                       Director                                          June 25, 1996
 .........................................
             (ALLEN D. WYKLE)

                    *                       Director                                          June 25, 1996
 .........................................
           (MITCHELL W. LEGLER)

            /S/ THOMAS G. MIDDLETON         President, Chief Operating Officer,               June 25, 1996
 .........................................    Assistant Secretary and Director
          (THOMAS G. MIDDLETON)

                    *                       Chief Financial Officer (Principal                June 25, 1996
 .........................................    Accounting Officer and Principal
             (GEORGE FREEMAN)                 Financial Officer

      *By:  /S/ THOMAS G. MIDDLETON
 .........................................
           (THOMAS G. MIDDLETON
           AS ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

                                                                                                   LOCATION OF EXHIBIT
EXHIBIT                                                                                               IN SEQUENTIAL
NUMBER                                   DESCRIPTION OF DOCUMENT                                    NUMBERING SYSTEM
- -------  ---------------------------------------------------------------------------------------   -------------------
  1.1    -- Form of Underwriting Agreement'ch'..................................................
  2.1    --  Pre IPO Agreement  between the Partnership,  the General Partners  and each Limited
           Partner'ch'..........................................................................
  3.1    -- Articles of Incorporation of the Registrant, as amended'ch'.........................
  3.2    -- Bylaws of the Registrant, as amended'ch'............................................
  4.1    -- Specimen of Certificate for Common Stock'ch'........................................
  4.2    -- Indenture Agreement between the Partnership and Rotch Property Group Limited'ch'....
  4.3    --  Substitution   Agreement   between   the  Partnership   and   ContiTrade   Services
           Corporation'ch'......................................................................
  4.4    -- Incentive Plan of the the Company and related assumption agreements'ch'.............
  4.5    --   Outside  Directors'  Option  Plan  of  the  the  Company  and  related  assumption agreements'ch'.......................................................................
  4.6    -- Form of Common Stock Warrant issued to ContiTrade Services Corporation'ch'..........
  5.1    -- Opinion of Dewey Ballantine'ch'.....................................................
 10.1    -- Employment  Agreement dated  January  1, 1996  between  the Partnership  and  George
           Nicholas, as amended'ch'.............................................................
 10.2    --  Employment Agreement dated  January 1, 1996  between the Partnership  and Thomas G.
           Middleton, as amended'ch'............................................................
 10.3    -- Employment  Agreement  dated January  1,  1996  between the  Partnership  and  David
           MacDonald'ch'........................................................................
 10.4    -- Lease Agreements between the Partnership and CLW Realty Asset Group Inc.'ch'........
 10.5    --  Share Subscription and Shareholders' Agreement  between the Partnership and Foxgard
           Limited,  Financial  Security  Assurance  Holdings,  Inc.  and  Preferred   Mortgages
           Limited'ch'..........................................................................
 10.6    --  Transfer Agreement  between the Partnership  and Curzon  Equity Finance Corporation
           Limited, Preferred Mortgages Limited, Rotch  Property Group Limited, Foxgard  Limited
           and Financial Security Assurance Holdings, Inc.'ch'..................................
 10.7    --  Side letter relating to the  Share Subscription and Shareholders' Agreement between the Partnership and Foxgard Limited, Financial Security Assurance Holdings, Inc.  and
           Preferred Mortgage Limited'ch'.......................................................
 10.8    --  Asset Purchase  Agreement and Plan  of Reorganization between  the Partnership, IMC
           Acquisition, Inc., Mortgage Central  Corp. and the  shareholders of Mortgage  Central
           Corp.'ch'............................................................................
 10.9    --  Registration  Rights  Agreement between  the  Partnership and  the  shareholders of
           Mortgage Central Corp.'ch'...........................................................
 10.10   -- Investment  Banking  Services  Agreement  between  the  Partnership  and  ContiTrade
           Services Corporation'ch'.............................................................
 10.11   --   Standby  Facility  Agreement  between  the  Partnership  and  ContiTrade  Services
           Corporation and Supplement thereto'ch'...............................................
 10.12   -- Amended  and  Restated Loan  and  Security  Agreement between  the  Partnership  and
           ContiTrade Services Corporation'ch'..................................................
 10.13   -- Secured Note from the Partnership to ContiTrade Services Corporation'ch'............
 10.14   --  Amended and Restated Custodial Agreement among the Partnership, ContiTrade Services
           Corporation and Bank of Boston'ch'...................................................
 10.15   -- 1995 Agreement between the Partnership and ContiTrade Services Corporation'ch'......
 10.16   -- Assignment,  Assumption and  Consent Agreement  among the  Partnership,  ContiTrade,
           ContiTrade Services LLC and First National Bank of Boston'ch'........................
 10.17   --  Master Repurchase Agreement Governing Purchase  and Sales of Mortgage Loans between
           the  Partnership  and  Nomura  Asset   Capital  Corporation  and  related  Power   of
           Attorney'ch'.........................................................................
 10.18   --   Master  Repurchase  Agreement  between   the  Partnership  and  Nomura  Securities
           International, Inc. 'ch'.............................................................
 10.19   -- Global Master Repurchase Agreement between the Partnership and Nomura Grand  Cayman,
           Ltd'ch'..............................................................................

 10.20   --  Custodial Agreement among  the Partnership, The  First National Bank  of Boston and
           Nomura Asset Capital Corporation'ch'.................................................
 10.21   -- Loan  and Security  Agreement between  the Partnership  and First  National Bank  of
           Boston and amendments thereto'ch'....................................................
 10.22   -- Interim Loan and Security Agreement between the Partnership and National Westminster
           Bank PLC, New York Branch'ch'........................................................
 10.23   --  Custodial Agreement among the Partnership,  National Westminster Bank PLC and First
           National Bank of Boston'ch'..........................................................
 10.24   -- Promissory Note between the Partnership and Lakeview Savings Bank'ch'...............
 10.25   -- Security  Agreement  Collateralizing Promissory  Note  between the  Partnership  and
           Lakeview Savings Bank'ch'............................................................
 10.26   -- Master Repurchase Agreement among the Partnership and Bear Stearns Home Equity Trust
           1996-1'ch'...........................................................................
 10.27   --  Custody Agreement among  the Partnership, IMC Corporation  of America, Bear Stearns
           Home Equity Trust 1996-1 and Bank of Boston'ch'......................................
 10.28   -- Warehousing Credit and Security Agreement among the Partnership, IMC Corporation  of
           America and Residential Funding Corporation, as amended`D'ch'........................
 10.29   --  Custodial Agreement among the  First National Bank of  Boston, the Partnership, IMC
           Corporation of America and Residential Funding Corporation'ch'.......................
 10.30   -- Loan and  Security Agreement between  the Partnership and  American Industrial  Loan
           Association,  Approved Residential  Mortgage, Inc.  and Armada  Residential Mortgage,
           LLC'ch'..............................................................................
 10.31   --  Loan  and  Security  Agreement   between  the  Partnership  and  Mortgage   Central
           Corp. 'ch'...........................................................................
 10.32   --  Custodial Agreement  among the  Partnership, Mortgage  Central Corp.  and the First
           National Bank of Boston'ch'..........................................................
 10.33   -- Custodial Agreement  among the  Partnership, American  Industrial Loan  Association,
           Approved  Residential Mortgage, Inc., Armada Residential  Mortgage, LLC and the First
           National Bank of Boston'ch'..........................................................
 11.1    -- Statement re  computation of  earnings per  share (See  Note 1  to the  Consolidated
           Financial Statements)'ch'............................................................
 16.1    -- Letter dated April, 1996 from Deloitte & Touche, LLP to the Registrant'ch'..........
 21.1    -- Subsidiaries of the Registrant'ch'..................................................
 23.1    -- Consent of Coopers & Lybrand L.L.P..................................................
 23.2    -- Consent of Dewey Ballantine (contained in Exhibit 5.1)'ch'..........................
 24.1    -- Power of Attorney (included on page II-4)'ch'.......................................
 27.1    -- Financial Data Schedule'ch'.........................................................
 99.1    -- Third Amended and Restated Agreement of Limited Partnership'ch'.....................

- ------------




`D'  Confidential treatment granted.


'ch'  Previously filed.



                              STATEMENT OF DIFFERENCES
                              ------------------------

The British pound sign shall be expressed as 'L'
The dagger symbol shall be expressed as `D'
The check mark shall be expressed as 'ch'